

PROXY STATEMENT AND
NOTICE OF ANNUAL
MEETING OF STOCKHOLDERS

JANUARY 25, 2023



Who We Are

Acuity Brands, Inc. is a market-leading industrial technology company. Through our two business segments, Acuity Brands Lighting and Lighting Controls ("ABL") and the Intelligent Spaces Group ("ISG"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management systems, and location-aware applications.

We achieve customer-focused efficiencies that allow the Company to increase market share and deliver superior returns. The Company looks to aggressively deploy capital to grow the business and to enter attractive new verticals.

Based in Atlanta, Georgia, with operations across North America, Europe, and Asia, we are powered by more than 13,000 dedicated and talented associates.

Our Mission

We use technology to solve problems in spaces, light, and more things to come . . . for our customers, our communities, and our planet.

Our Shared Values



Integrity
We do the right thing, the first time, every time.



Time
Time is the only constrained resource. We focus on what is most important.



Curiosity
We are always searching for a better way. We are willing and able to change.



Customer Obsessed
We see the world through the eyes of customers and end-users. We deliver on their needs.



People
We create an environment where the best people come to do their best work. We all succeed together.



Community
We care about the environment and our neighbors. We make communities better.



Owner's Mindset
We think and act like owners. We focus on long-term, sustainable value creation.

Letter to Stockholders

Dear Stockholders:

The Board of Directors ("Board") would like to thank you for your ongoing investment and continued confidence in Acuity Brands, Inc. ("Acuity Brands" or the "Company"). During the past year, Acuity Brands delivered solid performance amidst persistent challenges within the global environment. We maintained our focus on the ongoing strategies of the Company and delivered long-term value for you.

The Board continuously monitors business performance, reviews capital deployment strategies, monitors risks, and examines other opportunities that have the potential to create additional value for stockholders.

This year we continued our ongoing Board refreshment and further aligned senior management compensation with stockholder interests within a balanced framework in response to input from stockholders over the past several years. Our focus on being a values-driven organization leads to value creation for our stakeholders.

Company's Strategy and Performance

We have successfully positioned the Company at the intersection of sustainability and technology. Acuity Brands develops products and technology that save energy and reduce carbon emissions. In doing so, we can address two important mega-trends: minimizing the impacts of climate change and maximizing the impacts of technology. We are confident this strategy can provide meaningful outcomes for society and fuel the long-term growth of the Company.

For the first time in the Company's history, we exceeded $4 billion in net sales and also delivered growth in both business segments. The Acuity Brands Lighting and Lighting Controls business significantly improved its product vitality and service levels. Our Intelligent Spaces Group continued to make spaces smarter, safer, and greener, driven by an expansion of its differentiated product portfolio.

In fiscal 2022, we continued to execute our capital allocation strategy through investments to improve our current businesses and we successfully completed the integration of the North American OSRAM Digital Systems business ("OSRAM DS"). We created permanent stockholder value through our stock repurchase plan.

Environmental, Social, and Governance Strategy

We are pleased with our Company's progress in our strategies to offer products and solutions that help our customers save energy and reduce carbon emissions in their own operations. We summarized our goals and achievements in our recently released EarthLIGHT report available on our website under *For Investors — ESG for Investors*.

The Board and management are aware that Environmental, Social, and Governance ("ESG") and Diversity, Equity, and Inclusion ("DEI") topics remain important to stockholders and to the Company. We are committed to advancing our ESG and DEI initiatives as an integral part of our business strategy. The Board, through the Governance Committee, continues its oversight of the Company's EarthLIGHT program, which is an integral part of our strategy and reflects our comprehensive approach around ESG topics. The Governance Committee receives regular updates regarding the Company's progress on these efforts, and we welcome ongoing feedback from our stakeholders.

Stockholder Engagement

We thank our stockholders and other stakeholders for taking the time to engage with us. We always welcome the opportunity to hear feedback, and we will continue to use your input to inform our practices and policies. See *Contacting the Board of Directors* for information about how to reach the Board.

We are proud of our progress. As we look ahead to fiscal 2023, the Board remains confident in management's ability to perform in a dynamic environment, and we are optimistic about our prospects for the future.

Sincerely,

THE BOARD OF DIRECTORS

Neil M. Ashe, Chairman, President and CEO
James H. Hance, Jr., Lead Director
Marcia J. Avedon, Ph.D.
W. Patrick Battle
Michael J. Bender
G. Douglas Dillard, Jr.

Maya Leibman
Laura G. O'Shaughnessy
Dominic J. Pileggi
Ray M. Robinson
Mark J. Sachleben
Mary A. Winston



1170 Peachtree Street, NE
Suite 2300
Atlanta, Georgia 30309

Notice of Annual Meeting of Stockholders

	**Date and Time** **January 25, 2023** 1:00 p.m. ET Online check-in begins at 12:45 p.m. ET	 **Place** Access the Virtual Annual Meeting at **www.virtualshareholdermeeting.com /AYI2023**	 **Record Date** Stockholders of record at the close of business on **December 5, 2022** are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof.

Purpose

	Voting Item	Board Recommendation
1	Elect ten directors	**FOR** each director nominee
2	Ratify the appointment of our independent registered public accounting firm for fiscal 2023	**FOR**
3	Advisory vote to approve named executive officer compensation	**FOR**

Stockholders will also consider and act upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Voting

Your vote is important. If you are a stockholder of record, you can vote by one of the following methods. In each case, please follow the instructions provided on the Notice of Internet Availability or Proxy Card. We encourage you to vote in advance, even if you plan to participate in the Annual Meeting.

 **Internet** www.proxyvote.com	 **Telephone** 1-800-690-6903	 **Mail** Sign, date, and return your proxy card	 **During the Meeting** Vote electronically during the Annual Meeting

Virtual Stockholders' Meeting Information

The Annual Meeting will be held in a virtual format only via the Internet. We believe a virtual meeting allows broader access by our stockholders and other interested parties without restricting participation. You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting *www.virtualshareholdermeeting.com/AYI2023*. You will also be able to vote your shares electronically at the Annual Meeting. **For more information about our virtual Annual Meeting processes, please see** *Questions Relating to this Proxy Statement – Information about our Virtual Annual Meeting*.

On or about December 15, 2022, we plan to commence mailing of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement and our Annual Report on Form 10-K via the Internet and how to vote online. The Notice of Internet Availability of Proxy Materials also contains instructions on how you can receive a paper copy of the proxy materials.

A list of the stockholders entitled to vote at the Annual Meeting may be examined during regular business hours at our executive offices located at 1170 Peachtree Street, NE, Suite 2300, Atlanta, Georgia, 30309 during the ten-day period preceding the meeting. The stockholders list will also be made available to stockholders during the virtual Annual Meeting at *www.virtualshareholdermeeting.com/AYI2023*.

By order of the Board,

Jill A Gilmer

JILL A. GILMER
Vice President, Corporate Secretary

December 15, 2022

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 25, 2023. The Proxy Statement and Annual Report on Form 10-K are available at www.proxyvote.com.

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement carefully before voting.

Key Fiscal 2022 Business Performance Highlights

Acuity Brands is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, ABL and ISG, we design, manufacture, and bring to market products and services that make a difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management systems, and location-aware applications. We achieve customer-focused efficiencies that allow the Company to increase market share and deliver superior returns. The Company looks to aggressively deploy capital to grow the business and to enter attractive new verticals.

Net Sales	Operating Profit	Gross Profit	Free Cash Flow[1]
$4,006M	$510M	$1,673M	$260M

Net Sales Growth	Operating Profit Margin	Gross Profit Margin	Diluted EPS
15.7%	12.7%	41.8%	$11.08

[1] Free Cash Flow is reconciled in *Appendix A*.

Key Fiscal 2022 Achievements and Delivering on Strategic Priorities

- Successfully positioned the Company at the intersection of sustainability and technology
- Delivered strong fiscal 2022 performance – full-year net sales over $4 billion for first time, improved operating profit and increased diluted EPS
- Prioritized product vitality and service and received several industry awards at ABL
- Rolled out new and upgraded Distech™ and Atrius™ products at ISG
- Created permanent value through the repurchase of approximately 20% of our outstanding shares since May 2020
- Integrated OSRAM DS acquisition and rebranded the OPTOTRONICS™ products under our eldoLED™ family
- Operated the Company as a values-driven organization
- Continued building a strategic leadership team

Allocating Capital Effectively as a Long-Term Source of Value

Our capital allocation strategy includes the following key elements:

1 **Invest** in our current business for growth

2 Enter new businesses through **mergers** and **acquisitions**

3 **Maintain** our dividend

4 **Create** permanent value through share repurchases

Sustainability and Social Responsibility Highlights

Acuity Brands creates long-term value for its stakeholders through execution of its strategies, including helping to create a better future in which our planet, communities, and business can thrive.

EarthLIGHT Highlights

The Governance Committee of our Board oversees the EarthLIGHT program. Through our products and services, we are minimizing the impacts of climate change and maximizing the impacts of technology, which we believe will provide us with decades-long growth opportunities to deliver stakeholder value and compound stockholder wealth.



Carbon/Environmental Leadership
Minimizing our carbon footprint and helping customers improve theirs.
Our People
Attracting, inspiring, and developing the best people to do their best work and fostering a culture of inclusion.
Health & Well-Being
Prioritizing the safety and well-being of our associates.
Our Communities
Making a positive impact in the communities where we live and work.
Governance
Operating with integrity and transparency to continue earning the trust of our stakeholders.

As an integral part of our strategy, EarthLIGHT reflects our comprehensive approach around our ESG priorities. In fiscal 2022, we continued our strategic focus on saving energy and reducing carbon emissions – for us and for our customers – and on creating an environment where the best people come to do their best work. We also continued our focus on receiving and acting on feedback from stockholders and others, including our associates, to ensure strong governance practices and that our business conduct is based on our shared values.

The Company highlights many of its ESG-related achievements in its most recent EarthLIGHT report available on its website at ***www.acuitybrands.com*** under ***For Investors—ESG for Investors***. Website references disclosed herein are not incorporated by reference.

Diversity, Equity, and Inclusion Highlights

In fiscal 2021, we created a robust three-year DEI plan, which we initiated with success in fiscal 2022. We understand how diversity of backgrounds and experiences is critical to our ongoing success, and our goal is to ensure that all associates feel valued, respected, and accepted for their contributions regardless of their race, sex, religion, ethnicity, age, gender identity, disabilities, national origin, sexual orientation, or other unique characteristics. The Compensation and Management Development Committee is responsible for the oversight of, and receives regular updates on, the Company's human capital programs.

Listening to our associates is key to measuring our progress against DEI plans. Our fiscal 2022 Associate Engagement Survey results showed improvement in sustainable engagement from 84% to 85%, indicating continued progress. Many of the specific areas of opportunity identified in fiscal 2021 improved and completely new areas of opportunity for fiscal 2022 emerged as the Company evolved. We are now benchmarking ourselves against companies in our survey's database with distinguished financial performance as we have closed the majority of gaps to technology and manufacturing norms. In fiscal 2022, we conducted a Total Rewards Survey which, along with market intelligence, helped us further understand the aspects of the total rewards our associates most valued and highlighted opportunities to further refine our offerings. We responded with a new PPO health insurance offering as well as adoption and surrogacy benefits for fiscal 2023.

We are also continually evolving how and where our associates work. Acuity Anywhere – our hybrid work model – provides access to a less geographically constrained talent pool, minimizes our carbon footprint related to commuting, and offers associates the flexibility that they have come to expect. We continue to refine how and when we bring teams together for work and key events as we appreciate how the right balance of opportunities to convene in one place and remote flexibility affects engagement, culture, and business results.

Board Highlights

The following tables provide summary information about the ten director nominees to be elected by majority vote at the Annual Meeting as of the date of mailing.

Director Nominees

Name and Position	Independent	Tenure	Age	Board Committees AC	CC	GC	Public Company Boards
Neil M. Ashe Chairman, President and Chief Executive Officer ("CEO")		2	55				• Vericity, Inc.
Marcia J. Avedon, Ph.D. CEO, Avedon Advisory, LLC; Former Executive Vice President, Chief Human Resources, Marketing and Communications Officer, Trane Technologies PLC	✔	< 1	61		◯	◯	• Generac Power Systems
W. Patrick Battle Managing Partner, Stillwater Family Holdings	✔	8	59		◯	◯	• MasterCraft Boat Holdings, Inc.
Michael J. Bender Former President and CEO, Eyemart Express, LLC	✔	< 1	61	◯		◯	• Kohl's Corporation
G. Douglas Dillard, Jr. Managing Partner, Slewgrass Capital, LLC and Slewgrass Partners, LLC	✔	5	52		◯	◯	
James H. Hance, Jr. Lead Director Operating Executive, The Carlyle Group LP	✔	8	78	◯		●	• The Carlyle Group, Inc.
Maya Leibman Executive Vice President and Chief Information Officer, American Airlines Group, Inc.	✔	2	56		●	◯	
Laura G. O'Shaughnessy Independent Consultant; Co-Founder and Former CEO, SocialCode, LLC	✔	2	45	◯		◯	• Vroom, Inc.
Mark J. Sachleben Advisor to the Chief Financial Officer, New Relic, Inc.	✔	1	57		◯	◯	
Mary A. Winston President, Winsco Enterprises, Inc.; Former Executive Vice President and Chief Financial Officer, Family Dollar Stores, Inc.	✔	5	61	●		◯	• Chipotle Mexican Grill • Dover Corporation • Toronto Dominion Bank

AC Audit Committee	**CC** Compensation and Management Development Committee	● Current Chair or Future Chair
GC Governance Committee		◯ Member

Board Composition

INDEPENDENCE

90%
independent

TENURE


8
2
0
≤5 yrs
6-10 yrs
>10 yrs

AGE


1
5
3
1
<50
50-59
60-69
>70

DIVERSITY

4 Women

2 Women committee chairs

2 People of color

Board Skills and Experience

Description of Skill or Experience	Ashe	Avedon	Battle	Bender	Dillard	Hance	Leibman	O'Shaughnessy	Sachleben	Winston
Executive Leadership: Experience as a public company CEO or other executive officer, either current or past; or as a senior executive, division president, or functional leader within a complex organization	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Corporate Governance: Current or previous service on a public company board of directors; or understanding of public company operating responsibilities and with issues commonly faced by public companies	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Strategic Growth and Development: Knowledge of strategic planning and mergers and acquisitions in large organizations operating in multiple geographies	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Operational/Manufacturing: Experience in the oversight of large scale operations, including manufacturing in industries similar to the ones in which the Company operates	✔	✔	✔	✔		✔				✔
Finance, Accounting, and Capital Markets: Knowledge of finance or financial reporting; experience with debt/capital market transactions; or experience as a principal financial officer, principal accounting officer, controller, public accountant, or auditor	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Human Capital and Talent Management: Experience in attracting, developing, and retaining talent and building strong cultures	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Enterprise Risk Management/Sustainability: Experience in oversight of enterprise wide risk management, including cybersecurity; or experience in creating long-term value by embracing opportunities and managing risks deriving from ESG developments	✔	✔		✔	✔	✔	✔		✔	✔
Engineering, Technology, and Innovation: Experience in leading edge engineering and technology innovation; experience in digital transformation of a business	✔	✔	✔	✔	✔	✔	✔	✔	✔	

Corporate Governance Highlights

Stockholder Engagement

Ongoing engagement and dialogue with our stockholders is important to the Company. We have adopted a robust and active year-round engagement philosophy that includes outreach for various purposes, including soliciting feedback in advance of filing this Proxy Statement. Our outreach efforts, led by our Board with input from the Compensation and Management Development Committee, sought feedback on governance priorities, compensation programs, and environmental and social issues. During this past year, we specifically sought additional feedback on the Company's compensation and benefit programs for our named executive officers ("NEOs"). We encouraged stockholders to speak with a member of the Board or a representative of the Compensation and Management Development Committee and accommodated such requests when made.

We contacted	representing approximately
29	**67%**
of our top stockholders	of our outstanding common stock

We held approximately	representing approximately
16	**48%**
meetings with stockholders	of our outstanding common stock

We engaged with stockholders in the following ways:

Off Season Engagement	Engagement Prior to Annual Meeting	Engagement Around and After Annual Meeting
• Engaged stockholders to understand their respective viewpoints • Engaged stockholders to understand any perception gaps between the Company's performance and stockholder interpretation of performance • Educated stockholders around the Company's financial position, corporate strategy, and business developments	• Sought feedback on potential matters for stockholder consideration at the Annual Meeting • Discussed any areas of concern that stockholders voiced	• Provide clarification on matters being voted on after Annual Meeting material is published • Seek feedback on areas of concern to inform the Board's future decisions

 

Our Response to Stockholder Feedback

The Compensation and Management Development Committee carefully considered the additional feedback from our stockholders following our "say on pay" vote last year. In addition, the Compensation and Management Development Committee reviewed and considered other compensation and governance best practices for changes to our executive compensation program that were implemented for fiscal 2022 or may be implemented during fiscal 2023. The following table summarizes the feedback received from stockholders during engagement and our response:

Feedback/What We Heard	Response/What We Did
Interest in increased focus on performance-based compensation	• Our CEO received and will continue to receive 75% of his LTI Program award in the form of performance stock units ("PSUs"); the remaining 25% will be in the form of restricted stock units ("RSUs") (fiscal 2022 and fiscal 2023)
	• Other NEOs will receive 60% of their LTI Program awards in the form of PSUs (an increase from 50% in fiscal 2022); the remaining 40% will be in the form of RSUs (a decrease from 50% in fiscal 2022)
Interest in relative total shareholder return ("rTSR") as a measure in the long-term incentive program ("LTI Program")	• For fiscal 2023, we will add PSUs with a rTSR measure for all NEOs
	• CEO PSU awards (75% of his LTI Program award) will be allocated such that 50% will be tied to return on invested capital ("ROIC") in excess of the weighted average cost of capital ("WACC"), and 25% will be tied to rTSR
	• Other NEO PSU awards (60% of their LTI Program award) will be allocated such that 40% will be tied to ROIC in excess of WACC, and 20% will be tied to rTSR
Interest in more descriptive disclosure of individual performance goals	• For fiscal 2022, we have included enhanced disclosure of individual performance goals in the short-term incentive program ("STI Program") for all NEOs (see *Key Achievements of our NEOs)*.

Corporate Governance Enhancements

In addition to our ongoing Board review and refreshment process, our Board regularly evaluates and enhances our corporate governance practices. Following is a summary of the corporate governance enhancements we have made over the past several years.

• Declassified our Board and adopted a majority voting standard for non-contested elections (2017)

• Amended our Corporate Governance Guidelines to set age 75 as the retirement age for our directors, except in unique or extenuating circumstances (2017)

• Amended our Code of Conduct and Business Ethics to highlight our commitment to prohibiting discrimination on the basis of sexual orientation, gender identity, and gender expression (2017) and to highlight our commitment to prohibiting child labor (2018)

• Launched our EarthLIGHT website to report the Company's ESG efforts and provide annual updates on our progress (2018)

• Adopted a Board Diversity policy (2019)

• Amended our Governance Committee Charter to provide for the Governance Committee's oversight of ESG (2019)

• Amended the Company's By-Laws and Certificate of Incorporation to eliminate supermajority voting provisions (2021)

• Amended the Company's Certificate of Incorporation to allow By-Law amendment granting stockholders' right to call a special meeting (2021)

• Continued refreshment of our Board membership, the leadership of each of our standing committees, and the membership of our standing committees, including focused succession planning for each (2020, 2021, 2022)

Governance Best Practices

The Board takes seriously its responsibility to represent the interests of stockholders and is committed to good corporate governance. To that end, the Board has adopted a number of policies and processes, including:

Board Independence & Oversight

- strong independent Lead Director
- robust director refreshment and succession planning process (5 new independent directors added in past 3 years)
- annual, robust Board and committee self-evaluation process, including periodic individual director assessments
- oversight of risk management by the Board
- oversight of ESG by the Governance Committee

Stockholder Rights

- majority voting for directors in uncontested elections
- annual election of all directors
- proxy access by-law
- no stockholder rights plan or "poison pill"

Equity Risk Mitigation

- executive and director stock ownership guidelines and retention requirements until ownership level achieved
- prohibitions on hedging and pledging of our common stock
- clawback policy for incentive compensation paid to current and former executive officers and their direct reports

Executive Compensation Highlights

The Compensation and Management Development Committee continued its review of the Company's executive compensation program. We evaluated and implemented a number of changes designed to align our compensation program with long-term stockholder value creation and attracted a director with exceptional human capital expertise. We built upon the fiscal 2021 changes to strengthen our compensation processes for fiscal 2022 and for future years. Some of the changes we made during fiscal 2022 include:

- Aligning the CEO's participation in the LTI Program with other NEOs by issuing similar award types; a combination of PSUs and RSUs;
- Weighting the CEO's LTI Program more heavily towards performance than the other NEOs with 75% weighting on PSUs and 25% weighting on RSUs; and
- Appointing a new Compensation and Management Development Committee member with deep human capital management experience.

Executive Compensation Strategy

Our compensation strategy is consistent with and supportive of our long-term goals and is founded on the following principles:

- Alignment of pay and performance;
- Alignment with the Company's business and operating strategy;
- Alignment with stockholder value creation;
- Consistency with peer group and market practice;
- Motivation and retention of key talent; and
- Flexibility to withstand uncertainty and difficulty in a challenging economic climate.

Compensation Program Design Changes

During our stockholder engagement in fiscal 2022, we received feedback and continued to deliver on our commitment to stockholders to make design changes to our compensation program as outlined in the following table.

Fiscal 2022 Design Changes

CEO performance-based compensation	The CEO participated in the LTI Program in fiscal 2022 receiving similar award types as other NEOs. The CEO's weighting was 75% in PSUs and 25% in RSUs, while other NEOs' weighting remained at 50% in both PSUs and RSUs.
Alignment of RSU vesting period with PSU vesting period	The vesting period of RSUs was changed from four years to three years to align with the three-year vesting/performance period of our PSUs.

We believe the changes outlined above responded to input expressed by our stockholders, enhanced the pay-for-performance alignment of our program with stockholders' interests, and achieved our desire to retain and appropriately incentivize our NEOs.

The following table highlights several design changes we implemented in fiscal 2021 in response to feedback received from our stockholders.

Design Changes Implemented in Fiscal 2021

Eliminated overlapping performance metrics	Eliminated ROIC as a performance measure in our STI Program; there is no overlap in the metrics used for the STI and LTI Programs.
Limited payout maximum to 200%	Limited maximum payout in STI and LTI Programs to 200% of target.
Removed single trigger equity vesting	Amended the LTI Program to provide that equity only becomes vested in the event of a change in control if the plan is not assumed by purchaser.
Closed participation in and grandfathered existing participants in the Supplemental Executive Retirement Plan ("SERP")	Amended the SERP to eliminate addition of new participants and grandfathered current participants at then-current benefit levels. There are only three active participants in the SERP.
Discontinued retirement vesting in equity plan	Discontinued the practice of full vesting for participants who are age 60 with ten years of service effective for awards made on or after October 26, 2020.
Removed excise tax gross-ups on new severance and change in control agreements	Committed to excluding a provision for excise tax gross-ups in future severance or change in control agreements. No current NEO has a gross-up provision.
Enhanced stock ownership guidelines	Increased CEO stock ownership multiple to 6x salary to demonstrate our commitment to ensuring alignment with stockholders.

We again engaged with our stockholders after last year's Annual Meeting. After receiving and reviewing their feedback, our Compensation and Management Development Committee is contemplating additional design changes for fiscal 2023 as highlighted in the following table. See *Fiscal 2023 Compensation Changes* for additional information.

Design Changes Contemplated for Fiscal 2023

Addition of rTSR award in LTI Program	Addition of a relative measure in our LTI Program increases our alignment with our peer group and is consistent with market trends.
Increased weighting of performance-based awards	Addition of relative rTSR measure to our LTI Program provides greater alignment with stockholders and provides a balanced incentive plan that measures internal and external performance as well as absolute and relative performance.

Compensation Best Practices

What We Do

☑ We align pay and performance by providing a greater portion of compensation in incentive compensation

☑ We conduct an annual compensation risk assessment to ensure designs of STI and LTI Programs discourage excessive risk taking

☑ We conduct an annual review of peers as well as benchmark pay practices and pay levels to ensure compatibility

☑ We retain an independent compensation consultant to advise on director and executive compensation matters

☑ We conduct regular outreach with stockholders to discuss and review our executive compensation program

☑ We have stock ownership guidelines for all executive officers and directors

☑ We have a clawback policy

☑ We limit perquisites

☑ We have an annual Say on Pay vote

What We Don't Do

☒ We do not have employment agreements with executive officers

☒ We do not have "single-trigger" provisions for payout of benefits under change in control agreements

☒ We do not have tax gross-ups in severance or change in control agreements

☒ We do not allow new SERP participants or enhanced SERP benefits

☒ We do not allow executive loans

☒ We do not permit hedging or pledging of stock by directors and executive officers

☒ We do not pay dividends on equity awards until performance units are earned or time-based awards vest

☒ We do not allow repricing or backdating of stock options

Pay and Performance Alignment

At Acuity Brands, the core tenet of our executive compensation philosophy continues to be to "pay for performance." As such, a significant portion of the compensation opportunity for our NEOs is variable and "at-risk" since it is based on the achievement of financial performance measures and an individual performance assessment. Beginning in fiscal 2022, our CEO now participates with other NEOs in the LTI Program with consistent awards of PSUs and RSUs weighted 75% and 25%, respectively. The following graphic and table show the various elements of direct compensation and average target pay mix for our NEOs.

Elements of Fiscal 2022 Direct Compensation



14%
Base Salary
18%
Short-Term Incentive
68%
Long-Term Incentive
CEO
86%
Performance-based

23%
Base Salary
23%
Short-Term Incentive
54%
Long-Term Incentive
Other NEOs
77%
Performance-based

Vehicle and Measures	Objective
Long-Term Incentive Award	
▪ For the CEO, weighting is 75% PSUs based on three-year adjusted ROIC in excess of WACC and 25% RSUs ▪ For other NEOs, weighting is 50% PSUs based on three-year adjusted ROIC in excess of WACC and 50% RSUs	▪ Provide variable equity compensation opportunity based on achievement of performance goals over a three-year period; ▪ Reward Company and individual performance; ▪ Encourage and reward long-term appreciation of stockholder value; ▪ Encourage long-term retention through three-year performance period associated with PSUs and three-year vesting periods for RSUs; and ▪ Align interests of executives with those of stockholders.
Short-Term Incentive Award	

For all NEOs:
▪ Company Performance (80%):
  ▪ Net sales (34%)
  ▪ Adjusted operating profit (33%)
  ▪ Free cash flow (33%)
▪ Individual Performance (20%):
  ▪ Including individual ESG Goal
	▪ Provide variable cash compensation opportunity based on achievement of annual performance goals aligned with business objectives;
	▪ Reward focus on operational performance, profitability, and cash flow generation; and
	▪ Reward individual performance, including individual performance with respect to ESG goals, to align with Company and stockholder interests.

Base Salary	
	▪ Provide a competitive level of fixed cash compensation for high-performing executives; and ▪ Reward individual performance, level of experience, and responsibility.

Fiscal 2022 Performance

In fiscal 2022, we achieved the following:

Fiscal Year Ended August 31 ($ millions, except diluted earnings per share)	2022	2021	2020
Net sales	$ 4,006.1	$ 3,461.0	$ 3,326.3
Operating profit	$ 509.7	$ 427.6	$ 353.9
Operating profit margin	12.7 %	12.4 %	10.6 %
Diluted earnings per share	$ 11.08	$ 8.38	$ 6.27
Net cash provided by operating activities	$ 316.3	$ 408.7	$ 504.8
Free cash flow[1]	$ 259.8	$ 364.9	$ 455.5
Adjusted ROIC[1]	18.1 %	16.1 %	13.6 %

[1] These amounts represent a non-U.S. Generally Accepted Accounting Principles ("GAAP") measure that the Board and management utilize to assess the performance of the business. See *Appendix A* for calculation of such financial measure and reconciliation to the most directly comparable GAAP measure.

Net sales of $4.01 billion for the year ended August 31, 2022 increased by $545.1 million, or 15.7%, compared with the prior-year period. Both our ABL and ISG segments benefited from recent price increases as well as higher volumes. Revenues from acquired companies contributed an approximately 3% increase in net sales compared to the prior year. Changes in foreign currency rates did not have a meaningful impact on net sales for the year ended August 31, 2022.

Operating profit for fiscal 2022 was $509.7 million compared with $427.6 million reported for the prior-year period, an increase of $82.1 million, or 19.2%. Operating profit margin increased 30 basis points to 12.7% for fiscal 2022 compared with 12.4% for fiscal 2021. The increase in operating profit margin was primarily the result of improved leveraging of our operating costs as well as lower special charges, partially offset by a lower gross profit margin.

Diluted earnings per share for fiscal 2022 was $11.08 compared with $8.38 for the prior-year period, an increase of $2.70 per share or 32.2%. This increase reflects higher net income as well as lower outstanding diluted shares.

We generated $316.3 million of net cash flow from operating activities in fiscal 2022 compared with $408.7 million in the prior-year period, a decrease of $92.4 million. This decline was due primarily to higher working capital investments to support year-over-year growth as well as to mitigate inconsistent supply availability at our production facilities. Cash generated from operating activities, cash on hand, and additional long-term debt borrowings were used during fiscal 2022 to fund our capital allocation priorities, including: $56.5 million in capital expenditures to support organic growth in our business, $18.1 million in dividends paid to stockholders, and $511.7 million, or 2.9 million, of share repurchases.

In fiscal 2022, we delivered adjusted ROIC of 18.1%, well above our estimated WACC of 9.6%.

Financial Performance Measures for Short-Term Incentive Program

The financial performance measures and their relative weightings are established by the Compensation and Management Development Committee and ratified by the Board early in the fiscal year. In selecting appropriate performance measures, the Compensation and Management Development Committee considers management's recommendations, which incorporates and considers the long- and short-term strategic goals of the Company, and reviews available peer company information and other market data provided by its compensation consultant.

Each of the financial performance measures shown below may be adjusted to exclude the impact of: (a) special charges for streamlining efforts and impairments, (b) the distortive effect of business acquisitions and/or dispositions, (c) purchase accounting adjustments, (d) significant changes in income tax rates or regulations, (e) significant changes in foreign currency, (f) refinancing or extinguishment of debt, (g) changes in accounting principles or accounting policies, and (h) any other unusual gain or loss or event deemed appropriate by the Compensation and Management Development Committee.

SHORT-TERM INCENTIVE PROGRAM FINANCIAL PERFORMANCE MEASURES

Performance Measure[3]	Weighting	Performance Objectives[1][2]			Actual (in millions)	Achievement %	Weighted Payout (rounded)
		Threshold	Target	Maximum			
Net sales	34%	$3,492	$3,882	$4,271	$4,006	132%	45%
Adjusted operating profit	33%	$489	$546	$573	$510	68%	22%
Free cash flow	33%	$400	$450	$500	$260	0%	0%
					Company Payout Percentage		**67%**

[1] Threshold, Target, and Maximum are payable at 50%, 100%, and 200%, respectively.

[2] The Compensation and Management Development Committee encourages management to incentivize participants in the STI Program to achieve increased year over year performance. For fiscal 2022, the Performance Objectives were set above prior year actual results.

[3] See *Short-Term Incentive Awards* and *Appendix A* for information on calculation of these performance measures.

Performance–Based Incentive Compensation

The Compensation and Management Development Committee made key compensation decisions for our NEOs for fiscal 2022 as discussed below.

STI Program payouts for fiscal 2022 were based on the achievement of previously established financial performance measures and the achievement of individual performance goals. Eighty percent (80%) of the cash incentive opportunity could be earned based on the Company's performance relative to net sales, adjusted operating profit, and free cash flow. The actual financial performance achieved in reference to the threshold, target, and maximum ranges resulted in achievements of net sales at 132%, adjusted operating profit at 68%, and free cash flow at 0%. Based on the weighting of each financial measure, this resulted in a payout based on the Company performance of 67%. Twenty percent (20%) of the cash incentive opportunity could be earned based on achievement of individual performance goals, which include at least one ESG goal. Each individual's final STI Program payout was calculated by taking the sum of the individual participant's base salary multiplied by their STI Program target percent, then applying the achievement level of the financial performance measures and the individual performance level of each NEO.

The Board approved LTI Program awards for the NEOs for fiscal 2022 as follows:

- For the CEO (a) 75% in the form of PSUs that vest, if at all, three years from the grant date, and (b) 25% in the form of RSUs that vest ratably over a three-year period.

- For all other NEOs (a) 50% in the form of PSUs that vest, if at all, three years from date of grant, and (b) 50% in the form of RSUs that vest ratably over a three-year period.

The PSUs are further subject to the achievement of adjusted ROIC in excess of WACC over a three-year period. The actual number of performance shares earned will be determined at the end of the three-year period based on the level of achievement of adjusted ROIC in excess of established thresholds, which may allow for an earned payout up to two times the number of units originally awarded.

Fiscal 2023 Compensation Changes

For fiscal 2023, the Compensation and Management Development Committee approved certain changes to our compensation program designs after a review of the Company's various compensation components. The Company continuously reviews its compensation program to ensure (1) alignment with the Company's strategies, (2) delivery of competitive programs with those of companies with whom we compete for talent, and (3) appropriate allocation of compensation components between elements of total direct compensation and other compensation (including post-termination or retirement programs). The Compensation and Management Development Committee also values stockholder feedback and considered that feedback when approving the changes that will be reflected in our Proxy Statement for fiscal 2023. The most notable changes that will be effective for fiscal 2023 are as follows:

Addition of a rTSR performance measure to our LTI Program for all NEOs	We will add rTSR as a second performance measure in our LTI Program. This measure will be a separate PSU award in addition to our current PSUs that have ROIC in excess of WACC as a performance measure.
Increased weighting of PSUs in LTI Program for NEOs to further align with CEO	We will increase the weighting of PSUs for our other NEOs to further align their compensation with that of the CEO and with overall Company performance. • For the CEO, LTI Program award weighting will be 50% PSUs tied to ROIC in excess of WAAC, 25% PSUs tied to rTSR, and 25% RSUs; • For other NEOs, LTI Program weighting will be 40% PSUs tied to ROIC in Excess of WACC, 20% PSUs tied to rTSR, and 40% RSUs; and • Pay levels for PSUs tied to rTSR will be determined by comparing the Company's rTSR to that of the S&P 400 Capital Goods Index ("S&P 400 CGI")

Corporate Governance at Acuity Brands

ITEM 1: ELECTION OF DIRECTORS

All of our directors will be elected for a one-year term. Our By-Laws provide that the number of directors constituting the Board shall be determined from time to time by the Board. **Currently, the number of directors constituting the Board is fixed at twelve and consists of the following members: Neil M. Ashe; Marcia J. Avedon, Ph.D.; W. Patrick Battle; Michael J. Bender; G. Douglas Dillard, Jr.; James H. Hance, Jr.; Maya Leibman; Laura G. O'Shaughnessy; Dominic J. Pileggi; Ray M. Robinson; Mark J. Sachleben; and Mary A. Winston. As previously announced, Messrs. Pileggi and Robinson will not stand for re-election at this Annual Meeting.** All remaining directors have been nominated for re-election at this Annual Meeting after being recommended by the members of the Governance Committee. The Board intends to reduce the size of the Board from twelve to ten immediately following this Annual Meeting. As a result, proxies may not be voted for more than ten directors. If elected, each of the nominees will hold office for a one-year term expiring at the next annual meeting or until a successor is elected or qualified.

Our Corporate Governance Guidelines provide that persons will not be nominated for election after their 75th birthday unless the Board, on the recommendation of the Governance Committee, determines that due to unique or extenuating circumstances it is in the best interests of the Company and its stockholders to waive such limitation. Directors are expected to offer to resign as of the annual meeting following their 75th birthday. The Board waived the age requirement for Mr. Hance, age 78, who has been nominated for election at this Annual Meeting. The additional one-year term for Mr. Hance will provide continuity during our ongoing board review and refreshment process as well as allow the Company to continue to benefit from his diverse skills and experience.

The persons named in the accompanying proxy, or their substitutes, will vote for the election of the ten nominees. No proposed nominee is being elected pursuant to any arrangement or understanding between the nominee and any other person or persons. All nominees have consented to stand for election at this meeting. If any of the proposed nominees become unable or unwilling to serve, the persons named as proxies in the accompanying proxy, or their substitutes, shall have full discretion and authority to vote or refrain from voting for any substitute nominees in accordance with their judgment.

The following is a summary of each director nominee's business experience and qualifications, other public company directorships held currently or in the last five years, and membership on the standing committees of the Board of the Company.

The Board recommends that you vote FOR each of the Director Nominees.

Director Information

Board Skills and Experience Summary

	Executive Leadership: Experience as a public company CEO or other executive officer, either current or past; or a senior executive, division president, or functional leader within a complex organization	**10/10**
	Corporate Governance: Current or previous service on a public company board of directors; or understanding of public company operating responsibilities and with issues commonly faced by public companies	**10/10**
	Strategic Growth and Development: Knowledge of strategic planning and mergers and acquisitions in large organizations operating in multiple geographies	**10/10**
	Operational/Manufacturing: Experience in the oversight of large scale operations, including manufacturing in industries similar to the ones in which the Company operates	**6/10**

	Finance, Accounting, and Capital Markets: Knowledge of finance or financial reporting; experience with debt/capital market transactions; or experience as a principal financial officer, principal accounting officer, controller, public accountant, or auditor	**10/10**
	Human Capital and Talent Management: Experience in attracting, developing, and retaining talent and building strong cultures	**10/10**
	Enterprise Risk Management/Sustainability: Experience in oversight of enterprise wide risk management, including cybersecurity; or experience in creating long-term value by embracing opportunities and managing risks deriving from ESG developments	**8/10**
	Engineering, Technology, and Innovation: Experience in leading edge engineering and technology innovation; experience in digital transformation of a business	**9/10**

Director Nominees



Neil M. Ashe, 55

Chairman, President and CEO of Acuity Brands, Inc.

Director since: January 2020
Committees: None

Current Directorships: Vericity, Inc.
Former Directorships: CNET Networks, Inc. and AMC Networks, Inc.

Career Highlights

- Chairman of the Board of the Company since January 2021
- President and CEO of the Company since January 2020
- CEO of Faster Horses LLC from February 2017 to December 2019
- President and CEO, Global eCommerce & Technology of Walmart, Inc. from January 2012 through January 2017
- President of CBS Interactive from July 2008 through July 2011
- CEO of CNET Networks, Inc. from 2006 to 2008

Skills and Experience

Mr. Ashe's expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.



Marcia J. Avedon, Ph.D., 61

Independent

CEO, Avedon Advisory LLC

Director since: June 2022
Committees: Compensation and Management Development and Governance

Current Directorships: Generac Power Systems
Former Directorships: GCP Applied Technologies and Lincoln National Corporation

Career Highlights

- Founder and CEO, Avedon Advisory LLC since April 2022
- Executive Vice President, Chief Human Resources, Marketing and Communications Officer for Trane Technologies PLC from March 2020 to April 2022
- Senior Vice President of Human Resources, Communications and Corporate Affairs for Ingersoll Rand from February 2007 to March 2020
- Chief HR Officer of Merck from January 2002 to December 2006
- Positions in Human Resources of increasing responsibility at Honeywell International from 1995 to 2002
- Early career included positions in human resources at Anheuser-Busch Companies, Inc. and as a consultant with Booz, Allen & Hamilton, Inc.

Skills and Experience

Dr. Avedon's expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.



W. Patrick Battle, 59

Independent

Managing Partner of Stillwater Family Holdings

Director since: September 2014
Committees: Compensation and Management Development and Governance

Current Directorships: MasterCraft Boat Holdings, Inc.

Career Highlights

- Managing Partner of Stillwater Family Holdings since 2010
- Chairman of IMG College (formerly known as The Collegiate Licensing Company, "CLC") from 2007 to 2011; prior to joining IMG in 2007, Mr. Battle was President and CEO of CLC, where he worked since 1984. CLC is the nation's oldest and largest marketing agency dedicated to providing domestic and international trademark licensing services to the collegiate market

Skills and Experience

Mr. Battle's expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; and engineering, technology, and innovation.



Michael J. Bender, 61

Independent

Former President and CEO of Eyemart Express, LLC

Director since: September 2022
Committees: Audit and Governance

Current Directorships: Kohl's Corporation
Former Directorships: Ryman Hospitality Properties, Inc.

Career Highlights

- President and CEO of Eyemart Express, LLC ("Eyemart") from January 2018 to April 2022, having previously served as President of Eyemart from September 2017 to January 2018
- Chief Operating Officer, Global eCommerce of Walmart, Inc. ("Walmart") from July 2014 to February 2017, following service in various executive level positions at Walmart, including EVP and President of West Business Unit from 2011 to 2014; SVP, Mountain Division from 2010 to 2011; and Vice President and General Manager of Southwest Region from 2009 to 2010
- Various senior level positions from 2003 to 2007 at Cardinal Health, Inc., including President and General, Retail and Alternate Care
- Vice President, Store Operation of L-Brands, Inc.-Victoria Secret Stores from 1999 to 2002
- Variety of sales, finance and operating roles at PepsiCo from 1984 to 1999

Skills and Experience

Mr. Bender's expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.



G. Douglas Dillard, Jr., 52

Independent

Managing Partner of Slewgrass Capital, LLC and Slewgrass Partners, LLC

Director since: September 2017
Committees: Compensation and Management Development and Governance

Current Directorships: None

Career Highlights

- Founder and Managing Partner of Slewgrass Capital, LLC and Slewgrass Partners, LLC, since 2017
- Co-Managing Partner of Standard Pacific Capital ("Standard Pacific") from 2005 to 2016
- Investment Partner of Standard Pacific from 1998 to 2005, responsible for the firm's investments in software and business service companies and non-Asia emerging markets
- Co-Portfolio Manager of Standard Pacific's flagship Global Fund from 2005 to 2016
- Adjunct professor at the McDonough School of Business at Georgetown University since 2017

Skills and Experience

Mr. Dillard's expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.



James H. Hance, Jr., 78

Independent, Lead Director

Operating Executive of The Carlyle Group LP

Director since: August 2014
Committees: Audit and Governance (Chair)

Current Directorships: The Carlyle Group, Inc.
Former Directorships: Cousins Properties, Inc., Duke Energy Corporation, Ford Motor Company, Parkway, Inc., Sprint-Nextel Corporation, Rayonier, Inc., EnPro Industries, Morgan Stanley, and Bank of America Corporation

Career Highlights

- Operating executive of The Carlyle Group LP since 2005
- Vice Chairman of Bank of America from 1993 to 2005; Chief Financial Officer from 1988 to 2004
- Chairman and co-owner of Consolidated Coin Caterers Corporation from 1985 to 1986
- Partner at PriceWaterhouseCoopers LLP from 1979 to 1985; audit staff from 1969 until 1978
- Certified Public Accountant

Skills and Experience

Mr. Hance's expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.



Maya Leibman, 56

Independent

Executive Vice President and Chief Information Officer of American Airlines Group, Inc.

Director since: February 2020
Committees: Compensation and Management Development and Governance

Current Directorships: None

Career Highlights

- Executive Vice President and Chief Information Officer of American Airlines Group, Inc. ("AA") since November 2015
- Senior Vice President and Chief Information Officer of AA from December 2011 to November 2015
- President of AAdvantage Loyalty Program from July 2010 to December 2011
- Various roles of increasing responsibility at AA from September 1994 to July 2010

Skills and Experience

Ms. Leibman's expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.



Laura G. O'Shaughnessy, 45

Independent

Board Director and Independent Consultant

Director since: June 2020
Committees: Audit and Governance

Current Directorships: Vroom, Inc.

Career Highlights

- Independent Consultant since August 2020
- Chief Digital Officer of ReserveBar from August 2022 to October 2022
- Co-Founder of SocialCode, Inc.; served as CEO from 2009 to August 2020
- Business and Product Strategy of Slate Group from 2009 to 2010

Skills and Experience

Ms. O'Shaughnessy's expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; and engineering, technology, and innovation.



Mark J. Sachleben, 57

Independent

Advisor to the Chief Financial Officer of New Relic, Inc.

Director since: August 2021
Committees: Compensation and Management Development and Governance

Current Directorships: None

Career Highlights

- Advisor to the Chief Financial Officer of New Relic, Inc. ("New Relic") since August 2022
- Chief Financial Officer of New Relic from April 2008 to August 2022
- Corporate Secretary of New Relic from February 2018 to August 2022
- Vice President of Finance of Wily Technology, Inc. from December 1999 to March 2006

Skills and Experience

Mr. Sachleben's expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.



Mary A. Winston, 61

Independent

President of WinsCo Enterprises, Inc.

Director since: March 2017
Committees: Audit (Chair) and Governance

Current Directorships: Chipotle Mexican Grill, Dover Corporation, and Toronto Dominion Bank
Former Directorships: Bed Bath & Beyond, Inc., Domtar Corporation, Plexus Corporation, and SUPERVALU Inc.

Career Highlights

- President and Founder of WinsCo Enterprises, Inc. since 2016
- Interim CEO of Bed Bath & Beyond Inc. from May 2019 to November 2019
- Executive Vice President and Chief Financial Officer of Family Dollar Stores, Inc. from 2012 to 2015
- Senior Vice President and Chief Financial Officer of Giant Eagle, Inc. from 2008 to 2012
- Executive Vice President and Chief Financial Officer of Scholastic Corporation from 2004 to 2007
- Held senior executive positions at Visteon Corporation and Pfizer Inc. from 1995 to 2004
- Certified Public Accountant (inactive)

Skills and Experience

Ms. Winston's expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; and enterprise risk management and sustainability.

Director Nomination Process

Annual Assessment of Size, Composition, and Structure

The Governance Committee, comprised of all of our independent directors, is responsible for recommending to the Board a slate of director nominees for the Board to consider recommending to the stockholders and for recommending to the Board nominees for appointment to fill a new Board seat or any Board vacancy. To fulfill these responsibilities, the Governance Committee annually assesses the requirements of the Board and makes recommendations to the Board regarding its size, composition, and structure.

Incumbent Nominations

In determining whether to nominate an incumbent director for re-election, the Governance Committee, in consultation with the Board Chair and the Lead Director, evaluates each incumbent director's continued service in light of the current assessment of the Board's requirements taking into account factors such as evaluation of the incumbent's performance.

Identification and Consideration Process of New Nominees

1 **Identification of Qualified Candidates**
The Governance Committee first identifies a qualified candidate or candidates. Candidates may be identified through: the engagement of an outside search firm; recommendations from independent directors, the Board Chair, management, or other advisors to the Company; or stockholder recommendations.

2 **Review of Qualifications**
The Governance Committee reviews the qualifications of each candidate. As expressed in our Corporate Governance Guidelines, we do not set specific criteria for directors, but the Governance Committee reviews the qualifications and skills of each candidate, including, but not limited to, the candidate's experience, judgment, diversity, and experience in or knowledge of marketing, innovation, manufacturing, cyber security, software, electronic and distribution technologies, international operations, and accounting or financial management.

3 **Candidate Interview**
Final candidates are interviewed by multiple Governance Committee members as well as the Board Chair and the Lead Director (who is also the Governance Committee Chair).

4 **Recommendation**
The Governance Committee makes a recommendation to the Board based on its review, the results of interviews with the candidates, and all other available information.

5 **Final Decision**
The Board then makes the final decision on whether to invite a candidate to join the Board after completion of independence, reference, and background checks.

6 **Invitation**
The Board-approved invitation is then extended by the Governance Committee Chair and the Board Chair.

Recent Additions to the Board

As example of the process outlined above, the Board recently engaged an outside search firm to assist in identifying potential director candidates as part of our continuing Board refreshment. The outside search firm conducted a skills assessment of the current Board and, after a review of this assessment by the Governance Committee, was instructed to search for candidates that had skills and experience within our current strategic priorities of operations, industry, role (active CEO or chief information officer), financial, governance, ESG expertise, global operations, human capital management, diversity, and technology. The search firm identified several candidates, who were then interviewed by the Board Chair and the Lead Director. The final candidates were subsequently interviewed by other members of the Governance Committee. Two candidates were identified: Dr. Avedon and Mr. Bender. After completion of reference and background checks and a review of various independence requirements, these candidates were extended invitations to join the Board. The Board then approved each candidate.

Importance of Board Diversity

Our Corporate Governance Guidelines provide that the Governance Committee should consider diversity when reviewing the appropriate experience, skills, and characteristics required of directors. In evaluating director candidates, the Governance Committee considers the diversity of the experience, skills, and characteristics that each candidate brings to the Board and whether the candidate's background, qualifications and characteristics will complement the overall membership of the Board. For purposes of Board composition, diversity also may include, among other unique characteristics, age, gender, ethnicity, race, national origin, and/or geographic background. The Governance Committee and the Board seek to maintain a Board comprised of talented and dedicated directors with a diverse mix of skills, backgrounds, and expertise in areas that will foster the Company's continued business success and that will reflect the diverse nature of the business environment in which we operate. The Board maintains a Board Diversity Policy which is available on the Company's website at *www.acuitybrands.com* under *For Investors* then *Governance—Committee Charters & Governance Documents.*

Importance of Time Commitment

The Board believes that directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the Board for an extended period of time. Therefore, our Corporate Governance Guidelines generally prohibit (i) an outside director from serving on more than four public company boards (including our Board) at one time, (ii) our CEO from serving on more than two public company boards (including our Board) at one time, and (iii) the Board Chair or Lead Director from serving on more than three public company boards (including our Board).

Stockholder Recommendations for Candidates for Director

Pursuant to a policy adopted by the Board, the Governance Committee will consider recommendations for candidates for director from stockholders made in writing via certified mail and addressed to the attention of the Chair of the Governance Committee, c/o Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, NE, Suite 2300, Atlanta, Georgia 30309. The Governance Committee will consider such recommendations on the same basis as those from other sources. Stockholders making recommendations for candidates for director should provide the same information required for director nominations by stockholders at an annual meeting, and such recommendations must be received by the Company in accordance with the advance notice provision of our By-Laws, each as explained in the section entitled *Next Annual Meeting — Stockholder Proposals and Director Nominations*.

Proxy Access Nominations

Additionally, our By-Laws enable a stockholder, or a group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of 20% of the number of directors then in office or two directors, subject to the requirements specified in our By-Laws. Stockholders who wish to nominate director candidates for inclusion in our proxy materials under our proxy access By-Law provisions must satisfy the requirements in our By-Laws as described in the section entitled *Next Annual Meeting — Stockholder Proposals and Director Nominations*. The Board expects to evaluate any director candidates nominated through the proxy access process in a manner similar to that used to evaluate other director candidates.

Board Refreshment and Succession Planning

We have added skills, expertise, and diversity to the Board with the addition of Dr. Avedon (June 2022), Mr. Bender (September 2022), Ms. Leibman (March 2020), Ms. O'Shaughnessy (June 2020), and Mr. Sachleben (August 2021) in such areas as executive leadership, strategic growth and development, engineering, technology, innovation, finance, accounting, human capital and talent management, enterprise risk management, and sustainability. It is the intention of the Board to continue this refreshment process over the coming years as we plan for the retirement of certain members of the Board, when additional skills and expertise are identified during the annual assessment process, or as a result of our strategic planning process.

5 new independent directors in **3 years**

Decreased average tenure from **10 years** in 2018 to **3 years** in 2022

Director Independence

The Board is responsible for supervising the management of the Company. The Board has reviewed and determined that all of its current members, except Neil M. Ashe, the Chairman, President and CEO, have no material relationship with the Company, and are therefore independent, based on the listing standards of the New York Stock Exchange ("NYSE"), the categorical standards set forth in our Corporate Governance Guidelines, and a finding of no other material relationships. Our Corporate Governance Guidelines are available on our website at *www.acuitybrands.com* under *For Investors* then *Governance—Committee Charters & Governance Documents*.

Board and Committees

Board Leadership Structure

The Board believes that no single leadership structure fits all organizations. The Board, using its diverse skills and experience, considers the most appropriate leadership structure for our Company based on the specific circumstances and challenges we face. The independent Board members challenge management and demonstrate independence and free thinking as necessary to ensure effective oversight. The Board also prioritizes stockholder engagement and discusses feedback received. As a result, the Board is in the best position to evaluate the relative benefits and challenges of different Board leadership structures, and ultimately decides which one best serves the interests of all of our stakeholders. The independent directors, therefore, believe that the Company's current structure, with an independent Lead Director and standing committees consisting entirely of independent directors, provides strong independent leadership and oversight as well as efficient and clear leadership, communication, and administration.

Duties and Responsibilities of the Board Chair

Our Corporate Governance Guidelines provide that whenever the Board Chair is a member of management, there will be an independent Lead Director. Some of the responsibilities of the Board Chair include, but are not limited to:

▪ Facilitating the flow of information between management and the Board;

▪ Providing an appropriate amount of management oversight;

▪ Facilitating the efficient operation of the Board by ensuring the Board is fulfilling its obligations and duties; and

▪ Framing effective strategic alternatives based on extensive knowledge of the Company and the industry in which it operates.

Duties and Responsibilities of the Lead Director

Our Lead Director is an independent director appointed each year by the independent members of the Board after the annual meeting of stockholders. The Lead Director's responsibilities, as set forth in our Corporate Governance Guidelines, include:

▪ Providing oversight to ensure the Board works in an independent, cohesive fashion;

▪ Ensuring Board leadership in the absence or incapacitation of the Board Chair;

▪ Chairing Board meetings when the Board Chair is not in attendance;

▪ Coordinating with the Board Chair to ensure the conduct of the Board meeting provides adequate time for serious discussion of appropriate issues and that appropriate information is made available to Board members on a timely basis;

▪ Chairing executive sessions and acting as liaison between the independent directors and the Board Chair on matters raised in such sessions; and

▪ Coordinating with the Board Chair and CEO, or if they are not the same person, the CEO, to set the agenda for Board meetings.

In addition, the Lead Director is entitled to request material and receive notice of and attend all Board committee meetings and to discuss other matters, as needed, directly with our General Counsel.

The Board believes that having an independent Lead Director whose responsibilities closely parallel those of an independent chair ensures that the appropriate level of independent oversight is applied to all Board decisions.

Our Corporate Governance Guidelines provide that our Board will include a majority of independent directors.

As described in *Item 1—Election of Directors*, nine of our ten director nominees are independent. In addition, only independent directors serve as members of the Audit Committee, the Compensation and Management Development Committee, and the Governance Committee. Each of the standing committees is led by a committee chair who sets the agenda for the committee and reports to the full Board on the committee's work. The independent members of the Board and the independent members of each of the standing committees meet quarterly in executive session.

90%

Independent

Directors

Committees of the Board

The Board has delegated certain functions to the Audit Committee, the Compensation and Management Development Committee, and the Governance Committee. Our committee Charters set forth the responsibilities of each standing committee. For information about where to access the Charters, see *Governance Policies and Procedures*.

Audit Committee

Fiscal 2021 Committee Members	Rotated In/New Director:	Current Committee Members
Mary A. Winston (Chair) James. H. Hance, Jr. Laura G. O'Shaughnessy Ray M. Robinson	Michael J. Bender (September 2022) **Rotated Out/To Retire:** Ray M. Robinson (January 2023)	Mary A. Winston (Chair) Michael J. Bender (September 2022) James. H. Hance, Jr. Laura G. O'Shaughnessy Ray M. Robinson (until January 2023)

Meetings in FY 2022: 5	Attendance: 93%	Committee Report: page 34

Roles and Responsibilities of the Audit Committee

- Matters pertaining to our auditing, internal control, financial reporting, and financial risk exposures (including cybersecurity), as set forth in the Audit Committee's report (see *Report of the Audit Committee*) and in its Charter.
- Each quarter, the Audit Committee meets separately with the independent registered public accounting firm, the internal auditor, the Chief Financial Officer, the General Counsel, and the Chief Compliance Officer without other management present.
- Annually, the Audit Committee evaluates the performance of the independent registered public accounting firm in relation to its functions and responsibilities (see *Selection and Engagement of the Independent Registered Public Accounting Firm*).

Each member of the Audit Committee is independent under the requirements of the Securities and Exchange Commission ("SEC") and the Sarbanes-Oxley Act of 2002. In addition, the Board has determined that each member of the Audit Committee meets the current independence and financial literacy requirements of the listing standards of the NYSE. The Board has determined that each of the members of the Audit Committee satisfy the "audit committee financial expert" criteria adopted by the SEC and that each of them has accounting and related financial management expertise required by the listing standards of the NYSE.

Compensation and Management Development Committee

Fiscal 2021 Committee Members	Rotated In/New Director:	Current Committee Members
Dominic J. Pileggi (Chair) W. Patrick Battle G. Douglas Dillard, Jr. Maya Leibman Mark J. Sachleben	Marcia J. Avedon, Ph.D. (June 2022) **Rotated Out/To Retire:** Dominic J. Pileggi (January 2023)	Dominic J. Pileggi (Chair) (until January 2023) Marcia J. Avedon, Ph.D. (June 2022) W. Patrick Battle G. Douglas Dillard, Jr. Maya Leibman (Future Chair) Mark J. Sachleben

Meetings in FY 2022: 5	Attendance: 100%	Committee Report: page 56

Roles and Responsibilities of the Compensation and Management Development Committee

- Matters relating to the evaluation and compensation of the executive officers and non-employee directors, as set forth in its Charter.

- Matters relating to management development and succession, as well as oversight of DEI.

- At most regularly scheduled meetings, the Compensation and Management Development Committee meets privately with an independent compensation consultant without management present.

- Annually, the Compensation and Management Development Committee evaluates the performance of the independent compensation consultant in relation to the its functions and responsibilities.

Each member of the Compensation and Management Development Committee is independent under the listing standards of the NYSE and a non-employee director under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board has determined that each member of the Compensation and Management Development Committee meets the additional independence requirements applicable to compensation committees under NYSE listing standards.

Compensation Committee Interlocks and Insider Participation

The directors who served on the Compensation and Management Development Committee of the Board during the fiscal year ended August 31, 2022, were Marcia J. Avedon, Ph.D., W. Patrick Battle, G. Douglas Dillard, Jr., Maya Leibman, Dominic Pileggi, and Mark J. Sachleben. None of these individuals are, or ever have been, officers or associates of the Company. During fiscal 2022, none of our executive officers served as a director or on the compensation committee of any entity for which any of these individuals served as an executive officer, and there were no other compensation committee interlocks with the entities with which these individuals or our other directors are affiliated.

Governance Committee

Fiscal 2021 Committee Members	Rotated In/New Director:	Current Committee Members
James H. Hance, Jr. (Chair) W. Patrick Battle G. Douglas Dillard, Jr. Maya Leibman Laura G. O'Shaughnessy Dominic J. Pileggi Ray M. Robinson Mark J. Sachleben Mary A. Winston	Marcia J. Avedon, Ph.D. (June 2022) Michael J. Bender (September 2022) **Rotated Out/To Retire:** Dominic J. Pileggi (January 2023) Ray M. Robinson (January 2023)	James H. Hance, Jr. (Chair) Marcia J. Avedon, Ph.D. (June 2022) W. Patrick Battle Michael J. Bender (September 2022) G. Douglas Dillard, Jr. Maya Leibman Laura G. O'Shaughnessy Dominic J. Pileggi (until January 2023) Ray M. Robinson (until January 2023) Mark J. Sachleben Mary A. Winston
Meetings in FY 2022: 4	**Attendance: 100%**	

Roles and Responsibilities of the Governance Committee

- Reviewing matters pertaining to the composition, organization, and practices of the Board.

- Recommending changes to the Corporate Governance Guidelines.

- Recommending changes to and overseeing the administration of the Code of Ethics and Business Conduct.

- Overseeing our ESG initiatives through our EarthLIGHT program.

- Periodic evaluation of the Board and individual directors.

- Recommending to the full Board a slate of directors for election by stockholders at the annual meeting and candidates to fill a new Board position or any vacancies on the Board as explained in greater detail in the section entitled *Director Nomination Process*.

The Board has determined that each member of the Governance Committee is independent under the listing standards of the NYSE.

Director Engagement

Board Meetings and Attendance

During the fiscal year ended August 31, 2022, the Board held four regular meetings. All of our directors attended 100% of these regular Board meetings. We typically expect that each continuing director will participate in the annual meeting of stockholders, absent a valid reason. All of our continuing directors attended last year's annual meeting.

Meetings of Non-Management Directors

Our Corporate Governance Guidelines provide that all non-management directors meet in executive session outside the presence of the CEO and other Company personnel during a portion of each of the Board's meetings. As discussed above, the Lead Director chairs these executive sessions and develops the agenda for each executive session.

Beyond the Boardroom

Our directors routinely receive updates on the Company's strategy and operations from members of the management team during quarterly meetings that allow continued engagement with our associates who are involved in day-to-day operations. In addition, the Board may periodically visit one of the Company's operating facilities.

When a new director is elected to the Board, the Company's senior leadership team conducts an orientation that covers such topics as strategy, product innovation, industry overview, sales and marketing strategies, supply chain and sourcing management, financial highlights and planning, legal entity structure, and a general overview of the Company's governance policies and practices, including a review of a director's fiduciary duties.

Board Evaluation Process

The Board believes in a robust self-evaluation process, including periodic peer-to-peer assessment of individual directors. The Board performs a full Board evaluation each year and periodically has each director perform a self-evaluation and peer evaluations of each of the other directors. The evaluation process described below is managed by the Corporate Secretary's office with oversight by the Governance Committee. The Governance Committee may retain an independent third party to assist in the evaluation process if deemed appropriate.

1 **Completion of Questionnaires**
All members of the Board complete a detailed confidential questionnaire on the performance of the full Board on such topics as: alignment with the Company's mission, vision, values and long-term strategies and goals; effectiveness and commitment to fiduciary responsibilities; oversight of Company's long-term strategy and risk management; support of a culture of mutual trust and open communications; review of Board and Committee composition relating to skills, expertise, diversity, size, and succession; feedback on the information provided to the Board and its committees relating timing and relevance of information from management and other advisors; productiveness and length of meetings; and effectiveness of the Board's leadership in areas of oversight, onboarding, succession planning, and facilitation. In addition, each director periodically provides a peer assessment of each of the other directors, reviewing each member's values, knowledge, judgment, engagement, and relationships with management.

2 **Committee Self-Evaluation**
Each standing committee also conducts self-evaluations with results being reported by each standing committee chair to the Board. The committee self-evaluations consider: committee size; experience and skills of each committee member; appropriateness of committee responsibilities; length and content of quarterly meetings; communication among committee members; and other topics as deemed specifically appropriate by each standing committee.

3 **Data Analysis**
Information is collected and analyzed, and a written report summarizing the responses is prepared and provided to the Board Chair and the Lead Director.

4 **Discussion**
The Board Chair and Lead Director review and discuss the summary report with the Governance Committee and/or the Board.

5 **Follow-Up**
Matters requiring follow-up are addressed by the Lead Director/Chair of the Governance Committee and the Board Chair.

Board Responsibilities

Strategic Oversight

The Board and its standing committees are involved in oversight of our strategy, including, but not limited to, major business and organizational initiatives, capital allocation, and potential business development opportunities. Each quarter the Board receives operational reports from senior leaders on key business activities and discusses one or more of the aforementioned areas. At least annually, the Board discusses the Company's long-term strategy, one-year plan, and three-year plan. The standing committees oversee elements of our strategy associated with their respective areas of responsibility.

Board Risk Oversight

While our management team is responsible for the day-to-day management of risk, the Board has broad oversight responsibility of our risk-management programs. In this role, the Board is responsible for ensuring that our risk-management processes and/or programs are designed and implemented effectively by management and that they function in the intended manner.

As outlined below, the Board delegates certain elements of its risk oversight function to its various standing committees. Each committee then discusses with the entire Board all aspects of its individual risk oversight. We believe that our risk oversight structure supports effective risk oversight by the Board. We also encourage open communication between management and directors with respect to risk oversight.


Full Board and Committees

Board Oversight
Pursuant to our Corporate Governance Guidelines, it is the Board's role to provide oversight of the Company's risk management processes. The Board receives quarterly updates on various risks from each committee chair. In addition to the committees' work in overseeing risk management, our Board regularly discusses significant risks that the Company may be facing.



Audit Committee	**Compensation and Management Development Committee**	**Governance Committee**
Specifically charged with the responsibility of meeting periodically, on at least a quarterly basis, with management to discuss major financial risk exposures (including cyber security risks) and the steps management has taken to monitor and control the Company's exposure to risk, including policies with respect to financial risk assessment and risk management.	Considers risk in acquiring and retaining human capital as well as in designing the compensation program. The goal of the latter being to appropriately balance short-term incentives and long-term performance. A discussion of the compensation risk analysis conducted by the Compensation and Management Development Committee is included in the *Compensation Discussion and Analysis* later in this Proxy Statement.	Responsible for the composition and evaluation of the Board and its standing committees. Also, specifically charged with oversight of the Company's ESG programs (EarthLIGHT) and policies and any associated risks, and with oversight of the Company's Code of Ethics and Business Conduct.




Management routinely prepares and presents to the Board an enterprise risk management report identifying and evaluating key risks, including cyber risk, and how these risks are being managed. In addition, management provides updates during the year of any material changes to the risk profile and reports on any newly identified risks.

Succession Planning and Human Capital Management

The Board and our Compensation and Management Development Committee routinely review the Company's plans for development and succession for key management positions and provide guidance to management on these plans. Human capital management, including our DEI initiatives previously discussed, is extremely important to transforming our business and strategies and we recognize that it requires continued investment in our associates. The Board takes an active interest in the capabilities required to enable the strategies as well as the continuing evolution of our human capital capabilities. Acuity Brands is an equal opportunity employer, and we are committed to making employment decisions without regard to race, color, religion, national or ethnic origin, sex, sexual orientation, gender identity or expression, age, disability, protected veteran status or other characteristics protected by law. We seek to retain our associates through competitive compensation and benefits, as well as challenging work experiences with increasing levels of responsibility. We strive to engage our associates in ways that will enhance their personal well-being and promote job satisfaction.

Human Capital Management in Fiscal 2022

 **Associate Engagement, Workplace Culture, and Associate Value Proposition**
Completed a total rewards survey and a second full engagement survey as part of our fiscal 2022 Listening Strategy.

 **Diversity, Equity, and Inclusion**
Executed the first year of our DEI roadmap. Improved human resource processes to focus on opportunities.

 **Health and Well-Being**
Continued focus on promoting programs to support associate well-being.

 **Management Development and Associate Training**
Introduced a new training platform and further evolved processes to focus associates and managers on the importance of development and a growth mindset. Introduced coaching training with new focus on manager effectiveness.

 **Associate Compensation**
Conducted total rewards survey and used market data to further enhance benefits to improve employee value proposition. Introduced new global career and compensation framework.

Contacting the Board of Directors

The Board has adopted a policy that allows stockholders and other interested parties to communicate directly with the Board as a group by writing to the Board Chair, with our non-management directors as a group by writing to the Chair of the Governance Committee, and with members of the Audit Committee as a group by writing to the Chair of the Audit Committee, each in care of the Corporate Secretary at our principal executive offices. Our principal executive offices are located at 1170 Peachtree Street, NE, Suite 2300, Atlanta, Georgia 30309. All communications will be forwarded promptly by the Corporate Secretary to the appropriate Board member.

Governance Policies and Procedures

Corporate Governance Practices

Our Board has approved a number of changes to our corporate governance practices over the past several of years, including:

By-Law Amendment to Provide Proxy Access. We amended our By-Laws to include proxy access rights, which enable a stockholder or a group of up to 20 stockholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of 20% of the number of directors then in office or two directors, subject to the requirements specified in our By-Laws. The amendment to our By-Laws to include proxy access was the result of the Board's ongoing review of our corporate governance structure and current trends in corporate governance. The Board believes the proxy access By-Law provisions adopted by the Company conform generally with prevailing terms of proxy access By-Law provisions adopted by other public companies and reflect consideration of various factors identified by proxy advisory firms and corporate governance experts as critical to providing meaningful proxy access rights for stockholders.

Amendment of our Certificate of Incorporation to Declassify our Board of Directors. We amended our Certificate of Incorporation to phase out the classified structure of our Board. All of our directors are now elected for one-year terms.

Amendments to our Corporate Governance Guidelines. We amended to our Corporate Governance Guidelines to increase the retirement age of directors from 72 to 75, to provide that persons will not be nominated for election after their 75th birthday unless the Board determines that due to unique or extenuating circumstances it is in the best interest of the Company and its stockholders to waive such limitation. We subsequently amended the Corporate Governance Guidelines to reduce the number of public boards that our outside directors may serve on from five to four.

Amendment of our Certificate of Incorporation and By-Laws to Remove Supermajority Provisions. We amended our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws to eliminate supermajority voting provisions relating to amendments to the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws and the removal of directors.

Amendment of our Certificate of Incorporation and By-Laws to Permit Stockholders to Call a Special Meeting. We amended our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws to grant stockholders holding 20% or more of the Company's outstanding common stock the ability to call a special meeting of stockholders.

We are currently evaluating the impact and possible revisions to our governing documents resulting from the recent changes in Delaware law that were enacted on August 1, 2022.

Corporate Documents and SEC Filings

The following governance documents are available on our website at *www.acuitybrands.com* under *For Investors* then *Governance—Committee Charters & Governance Documents*.

- Certificate of Incorporation
- By-Laws
- Corporate Governance Guidelines
- Audit Committee Charter
- Compensation and Management Development Committee Charter
- Governance Committee Charter
- Board Diversity Policy
- Policy Regarding Interested Party Communications with Directors

- Policy on Stockholder Recommendations for Board of Director Candidates
- Anti-Bribery and Anti-Corruption Policy
- Code of Ethics and Business Conduct
- Whistleblower and Non-Retaliation Policy
- Stock Ownership Guidelines Policy
- *New* - Policy on Political Activities and Public Policy Engagement

Copies of any of these documents will be furnished to any interested party by written request to the Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, NE, Suite 2300, Atlanta, Georgia 30309. Our SEC filings, including Section 16 filings, are available on our website at *www.acuitybrands.com* under *For Investors* then *Financials—SEC Filings.* Our proxy materials and annual report are available on our website at *www.acuitybrands.com* under *For Investors* then *Download Center*. Information on or connected to our website is not, and should not be, considered a part of this Proxy Statement.

Compensation of Directors

Non-Employee Director Compensation

The compensation program of our non-employee directors is designed to achieve the following goals:

- compensation should fairly pay directors for work required for a company of our size and scope;

- compensation should align directors' interests with the long-term interests of stockholders; and

- the structure of the compensation should be simple, transparent, and easy for directors and stockholders to understand.

Mr. Ashe, who is an employee of the Company, receives no additional compensation for serving as a director.

Director Fees

The compensation paid to our non-employee directors for their service on our Board and its committees is reviewed periodically with the assistance of the Compensation and Management Development Committee's independent compensation consultant using comparative data from the same peer companies that the Compensation and Management Development Committee uses to evaluate executive officer compensation. The Compensation and Management Development Committee last reviewed the non-employee director compensation program in January 2022. At that time, no changes were made to the amount of fees to be paid to our non-employee directors. A summary of the annual fees and other compensation paid to directors follows.

Annual Fees
In Effect Since Fiscal 2019



$225,000
Total Annual Fees

$80,000
Cash Portion[1]

$145,000
Non-Cash Portion[2]

Other Compensation

Governance Committee Chair[3][4]:	$25,000
Audit Committee Chair[3]:	$20,000
Compensation and Management Development Committee Chair[3]:	$15,000
Board Meeting Fee *(for meetings in excess of six per fiscal year)*[3]:	$2,000
Committee Meeting Fee *(for meetings in excess of six per fiscal year)*[3]:	$1,500

[1] Approximately 36% of the annual fee is payable in cash. This portion of the annual fee may, at the director's election, be deferred as described below.

[2] Approximately 64% of the annual fee is payable in equity. This portion is required to be deferred into stock units until the director exceeds the Stock Ownership Guidelines requirement described below. Once the Stock Ownership Guidelines requirement has been met, directors may annually elect to receive this Non-Cash Portion in the form of a restricted stock award or a deferred restricted stock unit award as described below.

[3] Any chair or meeting fees, which are payable in cash, may also be deferred as described below.

[4] The fee paid to the Governance Committee Chair includes additional compensation for also serving as Lead Director.

We pay fees to our directors in a single payment after the annual meeting at which the director is elected for a one-year term. As shown above, the annual fee is split into a Cash and Non-Cash Portion. Each director may elect the payment form of each portion of their annual fee, subject, in some cases, to our Stock Ownership Guidelines.

Cash Portion. Each director may elect to have the Cash Portion either paid in cash or deferred into the Amended and Restated 2011 Director Deferred Compensation Plan (the "Amended 2011 NEDC"). Amounts deferred into the Amended 2011 NEDC may be credited into either an interest-bearing cash fund or into a stock unit fund. The value of the stock unit fund mirrors the value of the Company's common stock and earns cash dividends that are credited to the interest-bearing cash fund. See *Director Deferred Compensation Plan* below for more details about the distribution provisions of this plan.

Non-Cash Portion. Each director may elect to have the Non-Cash Portion paid in either a restricted stock award ("RSA") or a deferred restricted stock unit award ("DSU") pursuant to the Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan (the "Omnibus Incentive Plan") if they have exceeded the Stock Ownership Guidelines requirement. Prior to exceeding the Stock Ownership Guidelines requirement, the Non-Cash Portion will be paid in the form of a DSU. RSAs and DSUs become fully vested on the first anniversary of the grant date, or, if earlier, the date of the next subsequent annual meeting of stockholders. Both RSAs and DSUs earn dividend equivalents during the vesting period at a rate equal to the dividends paid to other holders of our common stock if and when declared. DSUs continue to earn dividend equivalents until such time as they are distributed and such earned dividend equivalents receive interest at the same rate as dividend equivalents earned on deferred stock units under the Amended 2011 NEDC. When a director ceases service with the Company during the one-year vesting period, the total number of shares earned will be prorated based on the ratio of the total number of days served to the number of days in the vesting period. Any awards not earned will be forfeited effective as of the date a director's service ends.

Director Deferred Compensation Plan

The Amended 2011 NEDC, which was originally approved by stockholders in January 2012 as the Acuity Brands, Inc. 2011 Nonemployee Director Deferred Compensation Plan (the "2011 NEDC"), was approved by the Board on October 25, 2021. At that time, the expiration date of the Amended 2011 NEDC was extended to October 25, 2031 and all remaining shares available for grant under the 2011 NEDC were transferred to the Omnibus Incentive Plan.

The Amended 2011 NEDC allows for fees deferred by non-employee directors to either be credited into a deferred stock unit account and be paid in shares following retirement from the Board or be credited to an interest-bearing cash account to be paid in cash following retirement from the Board. Cash dividend equivalents earned on deferred stock units are credited into the interest-bearing account. Directors may elect to have amounts from the Amended 2011 NEDC paid in either a lump sum or in five equal installments. The cash fund amounts are paid in cash and the stock unit fund is converted and distributed as shares of the Company's common stock. Deferred stock units that were contributed prior to January 2022 will be distributed from the 2011 NEDC share reserve, while deferred stock units that are contributed in or after January 2022 will be distributed from the Omnibus Incentive Plan share reserve.

Stock Ownership Guidelines

Each non-employee director is subject to Stock Ownership Guidelines that requires each director to attain ownership in our common stock valued at $400,000, equal to five times the $80,000 annual cash fee, within five years of joining our Board. For purposes of the Stock Ownership Guidelines, directly held shares, deferred stock units, vested and unvested DSUs, and unvested RSAs are counted. During fiscal 2022, each of our non-employee directors who have served for at least five years have met the Stock Ownership Guidelines requirement. See *Beneficial Ownership of the Company's Securities*.

Fiscal 2022 Director Compensation

The following table sets forth the fiscal 2022 compensation of our non-employee directors. Our Chairman, President and CEO, Mr. Ashe, did not receive any additional compensation for serving as a director. Our non-employee directors did not receive any option awards or any non-equity incentive plan compensation and did not have any earnings in a non-qualified deferred compensation plan in excess of the applicable federal rate to disclose in the table.

Directors receive an Annual Fee payment after our Annual Meeting at which each director is elected by stockholders. Amounts shown in the table are for fees earned or paid during fiscal 2022. Mr. Bender, who became a director in September 2022, was not paid any fees during fiscal 2022.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1][2]	Total ($)[3]
Marcia J. Avedon, Ph.D.[4]	13,808	84,878	98,686
W. Patrick Battle	80,000	143,602	223,602
G. Douglas Dillard, Jr.	80,000	143,602	223,602
James H. Hance, Jr.	105,000	143,602	248,602
Maya Leibman	80,000	143,602	223,602
Laura G. O'Shaughnessy	—	223,671	223,671
Dominic J. Pileggi	95,000	143,602	238,602
Ray M. Robinson	80,000	143,602	223,602
Mark J. Sachleben	—	223,671	223,671
Mary A. Winston	100,000	143,602	243,602

[1] The Cash Portion of the annual director fees, along with any chair or excess meeting fees, may be deferred into the Amended 2011 NEDC at the election of the director into either stock units to be paid in shares following retirement from the Board or credited to an interest-bearing account to be paid in cash following retirement from the Board. The Non-Cash Portion of the annual director fee may, at the election of the director, be issued in the

form of a RSA pursuant to the Omnibus Incentive Plan if the director's stock ownership exceeds the Stock Ownership Guidelines requirement. If the director's stock ownership does not exceed the Stock Ownership Guideline requirement, the Non-Cash portion of the annual director fee will be issued as a DSU pursuant to the Omnibus Incentive Plan. As of August 31, 2022, each director had unvested RSAs outstanding as follows: Mr. Hance, 674 shares; Ms. Leibman, 56 shares; Ms. O'Shaughnessy, 751 shares; Mr. Robinson, 674 shares; Mr. Sachleben, 74 shares; and Ms. Winston, 674 shares. As of August 31, 2022, each director had deferred stock units and/or DSUs outstanding as follows: Dr. Avedon, 545 shares; Mr. Battle, 674 shares; Mr. Dillard, 674 shares; Ms. Leibman, 674 shares; Mr. Pileggi, 674 shares; and Mr. Sachleben, 674 shares. The following table sets forth the allocation of the Cash Portion and the Non-Cash Portion of the annual retainer paid in fiscal 2022 to each applicable director in the form of deferred stock units, RSAs, and DSUs.

| | Cash Portion | | Non-Cash Portion | | | |
| | Deferred Stock Units | | Deferred Restricted Stock Unit Award | | Restricted Stock Award | |
Name	$	#	$	#	$	#
Marcia J. Avedon, Ph.D.	—	—	84,878	545	—	—
W. Patrick Battle	—	—	143,602	674	—	—
G. Douglas Dillard, Jr.	—	—	143,602	674	—	—
James H. Hance, Jr.	—	—	—	—	143,602	674
Maya Leibman	—	—	143,602	674	—	—
Laura G. O'Shaughnessy	80,069	372	—	—	143,602	674
Dominic J. Pileggi	—	—	143,602	674	—	—
Ray M. Robinson	—	—	—	—	143,602	674
Mark J. Sachleben	80,069	372	143,602	674	—	—
Mary A. Winston	—	—	—	—	143,602	674

[2] The assumptions used to value RSAs and DSUs granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2022.

[3] The only perquisite received by directors is a match on charitable contributions. The maximum match in any fiscal year is $5,000, which is below the SEC's required reporting threshold for perquisites.

[4] Dr. Avedon joined the Board on June 29, 2022. Amounts shown for Dr. Avedon represent a pro-rata portion of the annual director fees paid from her date of election, June 29, 2022 to August 31, 2022, the end of our fiscal year.

Audit Committee Matters

ITEM 2: **RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

At this Annual Meeting, a proposal will be presented to ratify the appointment of Ernst & Young LLP ("EY") as the independent registered public accounting firm to audit our financial statements for the fiscal year ending August 31, 2023. EY has performed this function for us since 2002. One or more representatives of EY are expected to be present at this Annual Meeting and will be afforded the opportunity to make a statement if they so desire and to respond to appropriate questions. Information regarding fees paid to EY during fiscal 2022 and fiscal 2021 is set out below in *Audit Fees and Other Fees*.

Based on the Audit Committee's evaluation discussed below in *Selection and Engagement of the Independent Registered Public Accounting Firm*, the Audit Committee believes that EY is independent and that it is in the best interests of the Company and our stockholders to retain EY to serve as our independent auditor for fiscal 2023.

The Board recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.

Selection and Engagement of the Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, oversight, evaluation, and compensation of our independent registered public accounting firm, including review of its qualifications, independence, and performance. Additionally, the Audit Committee is involved in the selection of the lead engagement partner from the audit firm, which is required to be rotated every five years.

In determining whether to reappoint EY as the Company's independent auditor, the Audit Committee took into consideration a number of factors, including the length of time the firm has been engaged, the quality of the Audit Committee's ongoing discussions with EY, an annual assessment of the professional qualifications and past performance of the audit team, the appropriateness of fees, and external data regarding the firm's audit quality and performance, including recent Public Company Accounting Oversight Board (United States) ("PCAOB") reports on EY and its peer firms. Based on this evaluation, the Audit Committee believes that EY is independent and that it is in the best interests of the Company and our stockholders to retain EY to serve as our independent auditor for fiscal 2023.

Audit Fees and Other Fees

The following table sets forth the aggregate fees billed during the fiscal years ended August 31, 2022 and 2021:

Fees Billed	Description	2022	2021
Audit Fees	Audit Fees include fees for services rendered for the audit of our annual financial statements, the review of the interim financial statements included in quarterly reports, comfort letters, consents, assistance with and review of documents filed with the SEC, and/or audits of statutory financial statements. Audit fees also include fees associated with rendering an opinion on our internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.	$ 2,417,000	$ 2,332,000
Audit-Related Fees	No aggregate Audit-Related Fees in either of the last two fiscal years for assurance and related services.	—	—
Tax Fees	Tax Fees primarily include international tax compliance and assistance with transfer pricing in various foreign jurisdictions.	102,000	166,000
All Other Fees	All Other Fees include amounts billed to the Company for the use of an online accounting research tool.	2,000	1,000
Total		**2,521,000**	**2,499,000**

Preapproval Policies and Procedures

The Audit Committee has established policies and procedures for the approval and preapproval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate our independent registered public accounting firm, to preapprove the performance of all audit and permitted non-audit services provided to us by our independent registered public accounting firm in accordance with Section 10A of the Exchange Act, and to review with our independent registered public accounting firm its fees and plans for all services. All fees paid to EY were preapproved by the Audit Committee, and there were no instances of waiver of approval requirements or guidelines.

The Audit Committee considered the provision of non-audit services by the independent registered public accounting firm and determined that provision of those services was compatible with maintaining auditor independence.

There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Report of the Audit Committee

The Audit Committee and the Board previously adopted a written Charter to set forth the Audit Committee's responsibilities. The Charter is reviewed annually and amended as necessary to comply with new regulatory requirements. A copy of the Audit Committee Charter is available on the Company's website at *www.acuitybrands.com* under *For Investors* then *Governance—Committee Charters & Governance Documents*. The Audit Committee is comprised solely of independent directors, as such term is defined by the listing standards of the NYSE. The Committee held five meetings during fiscal 2022.

The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. As required by the Charter, the Audit Committee reviewed the Company's audited financial statements and met with management to discuss the audited financial statements in the Company's Annual Report on Form 10-K, including the quality, not just the acceptability, of the accounting policies; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Audit Committee received from the independent registered public accounting firm the required written disclosures regarding its independence and the report regarding the results of its integrated audit. The Audit Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. GAAP and on our internal controls over financial reporting, its judgments as to the quality, not just the acceptability, of the Company's accounting policies and such other matters as are required to be discussed with the Audit Committee under the rules adopted by the PCAOB, the rules of the SEC, and other applicable regulations. In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from Company management and the Company, including the matters in the letter from the firm required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," and considered whether the non-audit services provided by them during fiscal 2022 were compatible with the independent registered public accounting firm's independence.

The Audit Committee also reviewed and discussed together with management and the independent registered public accounting firm the Company's audited financial statements for the year ended August 31, 2022 and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting, including its knowledge of any fraud, whether or not material, that involved management or other associates who had a significant role in the Company's internal controls and the independent registered public accounting firm's audit of internal control over financial reporting.

The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and the independent registered public accounting firm on a quarterly basis, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting.

Based on its discussions with management and the Company's independent registered public accounting firm referenced above, the Audit Committee did not become aware of any material misstatements or omissions in the audited financial statements. Accordingly, the Audit Committee recommended to the Board that the audited financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2022 for filing with the SEC.

AUDIT COMMITTEE

Mary A. Winston, Chair
Michael J. Bender, since September 29, 2022
James H. Hance, Jr.
Laura G. O'Shaughnessy
Ray M. Robinson

Executive Officers

Executive officers are elected annually by the Board and serve at the discretion of the Board. Neil M. Ashe serves as a Director and as an executive officer. His business experience is discussed in *Item 1—Election of Directors—Director Information—Director Nominees*. Our other executive officers as of the date of this Proxy Statement are described below.



Karen J. Holcom, 53

Senior Vice President and Chief Financial Officer

- Senior Vice President and Chief Financial Officer of the Company since September 2019
- Senior Vice President, Finance and Associate Engagement of Acuity Brands Lighting, Inc. from January 2019 to September 2019
- Senior Vice President, Finance of Acuity Brands Lighting, Inc. from 2006 to December 2018
- Vice President and Controller of the Company from 2004 to 2006
- Vice President, Financial Services of the Company from 2001 to 2004
- Prior to joining Acuity Brands, she served in various roles in accounting, reporting and financial planning at National Service Industries, Inc. from 1998 to 2001
- Certified Public Accountant
- Serves on the Georgia Chamber of Commerce and on the Board of the Atlanta Police Foundation



Barry R. Goldman, 56

Senior Vice President and General Counsel

- Senior Vice President and General Counsel of the Company since January 2015
- Senior Vice President and General Counsel of Acuity Brands Lighting, Inc. from January 2007 to January 2015
- Vice President and Associate Counsel of Acuity Brands Lighting, Inc. from April 2003 to January 2007
- Associate Counsel of the Company from August 2001 to April 2003
- Prior to joining Acuity Brands, he served as Associate Counsel of National Service Industries, Inc. from August 1997 to August 2001
- Serves on the Boards of The McClung Lighting Research Foundation and the National Association of Manufacturers



Dianne S. Mills, 62

Senior Vice President and Chief Human Resources Officer

- Senior Vice President and Chief Human Resources Officer of the Company since March 2020
- Principal, Mills Consulting from November 2017 to February 2020
- Senior Vice President, People Officer at Walmart eCommerce from August 2014 to January 2017
- Senior Vice President and Chief Human Resources Officer of PayPal from February 2009 to July 2014
- She served in various business and human resources roles of increasing responsibility at Bank of America from September 1999 to January 2009

Executive Compensation

ITEM 3: **ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION**

The Board is asking you to approve, on an advisory basis, the compensation of our NEOs. The Board believes that our compensation policies and practices continue to be effective in achieving our goals of paying for financial and operating performance and aligning the interests of our NEOs with the interests of our stockholders. As required by Section 14A of the Exchange Act, stockholders have the opportunity to vote, on an advisory basis, to approve the compensation of our NEOs. This vote is often referred to as "say on pay." Stockholders are being asked to vote on the following resolution:

> **"Resolved, that the stockholders approve, on an advisory basis, the compensation of the NEOs as disclosed in the compensation discussion and analysis, the accompanying compensation tables, and the related narrative disclosures in this Proxy Statement."**

As described in detail in this Proxy Statement under *Compensation Discussion and Analysis*, our compensation programs are designed to:

- Consistently recognize and reward superior performers, measured by achievement of results and demonstration of desired behaviors;
- Attract and retain executives by providing a competitive reward and recognition program that drives our success;
- Provide rewards to executives who create value for stockholders;
- Align the interest of executives with those of stockholders;
- Encourage executives to achieve ambitious goals while mitigating unnecessary or excessive risk taking; and
- Provide a framework for the fair and consistent administration of pay policies.

We have continued to engage with stockholders to seek feedback on improvements that we should consider to enhance our executive compensation program with a goal to further improve our "say on pay" vote results. We believe that our comprehensive executive compensation program, which focuses on performance-based compensation, aligns with long-term stockholder interests by creating long-term stockholder value.

Based on feedback received during stockholder engagement in 2020, 2021, and 2022, as well as our review of best practices and competitive alignment, we continued to evaluate our compensation processes and made additional changes to our program designs for fiscal 2022 and are considering other changes for our fiscal 2023 program designs. We will continue to review and implement best practices when appropriate for our Company. See *Executive Compensation Strategy* for additional information.

Stockholders are encouraged to read the *Compensation Discussion and Analysis*, the accompanying compensation tables, and the related narrative disclosures contained in this Proxy Statement to see how our continuous enhancements impacted our executive compensation program during fiscal 2022.

Although this annual vote is non-binding, the Compensation and Management Development Committee will take into account the outcome of the vote when considering future executive compensation decisions. The frequency of our "say on pay" advisory vote was determined to be held annually by a vote of our stockholders that occurred at our Annual Meeting held in January 2018 and as such, we expect to include our "say on pay" vote annually until otherwise determined by our stockholders at the next vote on frequency, which is expected to be held at our annual meeting that will be held in January 2024.

**The Board recommends that you vote FOR the approval of
our named executive officer compensation.**

Message from the Compensation and Management Development Committee

Dear Stockholders:

The Compensation and Management Development Committee members are responsible for oversight of the design and implementation of a comprehensive competitive compensation program that aligns the interests of our executive management team with those of our stockholders and other stakeholders. This past year we welcomed a new member, Marcia J. Avedon, Ph.D., who brings important expertise to our Compensation and Management Development Committee.

Our compensation philosophy is to align pay to performance. Our fiscal 2022 executive compensation program, as described in *Compensation and Discussion and Analysis*, is structured to closely align management's performance and its execution against the Company's long-term strategic goals and value creation for our stockholders. The objective is to achieve a comprehensive executive compensation program that balances base salary, short-term incentives, long-term incentive awards, and retirement benefits.

We are pleased with fiscal 2022 performance, which resulted in record net sales, improved operating profit, and increased diluted EPS. The Company had strong demand across our end markets and demonstrated our ability to capture price and drive volume through product vitality and service throughout this fiscal year. Under Neil Ashe's strategic leadership, he and his management team executed against their goals to deliver these Company results. Details of the key performance achievements for each NEO can be found in the section entitled *Key Achievements of our NEOs*.

The Compensation and Management Development Committee is committed to having ongoing outreach to obtain feedback from our stockholders to further explore potential improvements to our compensation strategies and program. We have been very appreciative of the stockholder support we received during our fiscal 2022 outreach discussions regarding the changes we have made to our executive compensation program. While our "say on pay" vote results were much improved from the prior year (68.6% versus 32.8%), the Compensation and Management Development Committee still believes that additional improvements in our compensation program are warranted. The results of that continuing outreach are detailed under *Stockholder Feedback and Responsiveness*. As a result of feedback we received, the changes we implemented for fiscal 2022 included:

- Consistent LTI Program for all NEOs;
- Increased emphasis on performance-based compensation; and
- Additional focus on individual performance goals that support the Company's strategies, including ESG.

We will continue to be responsive to our stockholders and appreciate the insights that they share during each of our engagements. We take all feedback seriously as we seek to maintain a highly performance-based compensation program that drives long-term value creation.

Our Chief Human Resources Officer, Dianne Mills, regularly reviews and evolves our talent management processes to drive business outcomes. These reviews include succession planning for the executive leadership team, direct reports, and other critical roles throughout the business. We believe that the active management of our associates' development and our increased focus on DEI are significant advantages in attracting and retaining the best talent that will enable the Company's continued success.

The Compensation and Management Development Committee remains committed to the ongoing evaluation and improvement of our executive compensation program. We look forward to future dialogue with stockholders and encourage you to reach out with any questions or concerns you may have related to our programs.

**COMPENSATION AND MANAGEMENT
DEVELOPMENT COMMITTEE**

Dominic J. Pileggi, Chair
Marcia J. Avedon, Ph.D., effective June 29, 2022
W. Patrick Battle
G. Douglas Dillard, Jr.
Maya Leibman
Mark J. Sachleben

Compensation Discussion and Analysis

This section of the Proxy Statement describes the material elements of the fiscal 2022 executive compensation program for our NEOs as shown in the *Fiscal 2022 Summary Compensation Table*.

For fiscal 2022, our NEOs were:

Neil M. Ashe
Chairman, President and CEO

Karen J. Holcom
Senior Vice President and Chief Financial Officer

Barry R. Goldman
Senior Vice President and General Counsel

Dianne S. Mills
Senior Vice President and Chief Human Resources Officer

Included in our Compensation Discussion and Analysis are:

- details of stockholder feedback and engagement and our response to stockholder concerns;
- a business overview including a summary of fiscal 2022 financial performance;
- a review of our compensation decisions and actions;
- a detailed description of our executive compensation program design and philosophy and each element of compensation provided; and
- a description of the process and key factors the Compensation and Management Development Committee considered in determining fiscal 2022 compensation for the NEOs.

Stockholder Feedback and Responsiveness

Stockholder Engagement

Ongoing engagement and dialogue with our stockholders is important to the Company. We have adopted a robust and active year-round engagement philosophy that includes outreach for various purposes, including soliciting feedback in advance of filing this Proxy Statement. Our outreach efforts, led by the Board with input from the Compensation and Management Development Committee, sought feedback on governance priorities, compensation programs, and environmental and social issues. During this past year, we specifically sought additional feedback on the Company's compensation and benefit programs for our NEOs. We encouraged stockholders to speak with a member of the Board or a representative of the Compensation and Management Development Committee and accommodated such requests when made.

| We contacted **29** of our top stockholders | representing approximately **67%** of our outstanding common stock |

| We held approximately **16** meetings with stockholders | representing approximately **48%** of our outstanding common stock |

Consideration of and Response to "Say on Pay" Voting Result

At our fiscal 2021 Annual Meeting, our "say on pay" proposal received 69% support, which was a significant increase from the 33% support we received in the prior two years.

	2014	2015	2016	2017	2018	2019	2020	2021
Historic "say on pay" support	98%	96%	94%	94%	53%	33%	33%	**69%**

At Acuity Brands, the core of our executive compensation philosophy continues to be to "pay for performance." In response to feedback from our stockholders relating to our executive compensation program, the Compensation and Management Development Committee reviewed the Company's programs to evaluate potential changes or enhancements that would be responsive to the suggestions we received from stockholders following our fiscal 2021 say on pay vote results. As a result, we have made the following changes to our fiscal 2022 program:

Designed our LTI Program to be consistent for all NEOs	CEO participates along with other NEOs in the LTI Program receiving a mix of PSUs and RSUs
Increased performance-based emphasis in our LTI Program awards	CEO's awards were weighted 75% PSUs and 25% RSUs; other NEOs' awards were weighted 50% PSUs and 50% RSUs
Included an ESG goal in the STI Program for all NEOs	All NEOs have ESG as an individual performance goal in the STI Program

We continued to engage with stockholders during fiscal 2022 (following our fiscal 2021 say on pay vote results) to better understand current areas of concerns, to provide a preview of incentive design changes being contemplated, and to review the CEO's compensation program detail. Based on feedback we received on our executive compensation program, the Compensation and Management Development Committee reviewed and considered other changes to our executive compensation program that could be implemented for fiscal 2023. The following table summarizes the feedback received from stockholders during our fiscal 2022 engagement and our response:

Feedback/What We Heard	Response/What We Did
Interest in increased focus on performance-based compensation	• Our CEO received and will continue to receive 75% of his LTI Program award in the form of PSUs; the remaining 25% will be in the form of RSUs (fiscal 2022 and fiscal 2023) • Other NEOs will receive 60% of their LTI Program awards in the form of PSUs (an increase from 50% in fiscal 2022); the remaining 40% will be in the form of RSUs (a decrease from 50% in fiscal 2022)
Interest in rTSR as a measure in the LTI Program	• For fiscal 2023, we will add PSUs with a rTSR measure for all NEOs • CEO PSU awards (75% of his LTI Program award) will be allocated such that 50% will be tied to ROIC in excess of WACC, and 25% will be tied to rTSR • Other NEOs PSU awards (60% of their LTI Program award) will be allocated such that 40% will be tied to ROIC in excess of WACC, and 20% will be tied to rTSR
Interest in more descriptive disclosure for individual performance goals	• For fiscal 2022, we have included enhanced disclosure regarding individual performance goals in the STI Program for all NEOs (see *Key Achievements of our NEOs*).

Response to Other Stockholder Feedback

In addition to the changes made in our compensation program, we also continued to review and make appropriate governance changes in fiscal 2022 that are in line with our shared values and good governance trends. Our continued outreach reinforces our commitment to our stockholders. Our fiscal 2022 changes included:

• Continued Board refreshment, which resulted in the enhancement of skills that support the Company's operating strategies and provide new perspectives to the Board and its committees;

• Continued focus on enhancing our DEI initiatives by formalizing the roles of our Employee Resource Groups ("ERGs"), refining human resources processes with DEI goals and opportunities in mind, and launching new DEI training by leveraging a newly implemented training platform.

• Continued focus on ESG priorities and strategies as highlighted in our most recent EarthLIGHT report available at *www.acuitybrands.com* under *For Investors* then *ESG for Investors*.

Business Overview

Acuity Brands is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, ABL and ISG, we design, manufacture, and bring to market products and services that make a difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management systems, and location-aware applications. We achieve customer-focused efficiencies that allow the Company to increase market share and deliver superior returns.

Fiscal 2022 Performance

2022 Financial Highlights

In fiscal 2022, we achieved the following:

($ millions, except diluted earnings per share) Fiscal Year Ended August 31	2022	2021	2020
Net sales	$4,006.1	$ 3,461.0	$ 3,326.3
Operating profit	$ 509.7	$ 427.6	$ 353.9
Operating profit margin	12.7%	12.4%	10.6%
Diluted earnings per share	$ 11.08	$ 8.38	$ 6.27
Net cash provided by operating activities	$ 316.3	$ 408.7	$ 504.8
Free cash flow[1]	$ 259.8	$ 364.9	$ 455.5
Adjusted ROIC[1]	18.1%	16.1%	13.6%

[1] These amounts represents a non-U.S. GAAP measure that the Board and management utilize to assess the performance of the business. See *Appendix A* for calculation of such financial measure and reconciliation to the most directly comparable GAAP measure.

Net sales of $4.01 billion for the year ended August 31, 2022 increased by $545.1 million, or 15.7%, compared with the prior-year period. Both our ABL and ISG segments benefited from recent price increases as well as higher volumes. Revenues from acquired companies contributed an approximately 3% increase in net sales compared to the prior year. Changes in foreign currency rates did not have a meaningful impact on net sales for the year ended August 31, 2022.

Operating profit for fiscal 2022 was $509.7 million compared with $427.6 million reported for the prior-year period, an increase of $82.1 million, or 19.2%. Operating profit margin increased 30 basis points to 12.7% for fiscal 2022 compared with 12.4% for fiscal 2021. The increase in operating profit margin was primarily the result of improved leveraging of our operating costs as well as lower special charges, partially offset by a lower gross profit margin.

Diluted earnings per share for fiscal 2022 was $11.08 compared with $8.38 for the prior-year period, an increase of $2.70 per share or 32.2%. This increase reflects higher net income as well as lower outstanding diluted shares.

We generated $316.3 million of net cash flow from operating activities in fiscal 2022 compared with $408.7 million in the prior-year period, a decrease of $92.4 million. This decline was due primarily to higher working capital investments to support year-over-year growth as well as to mitigate inconsistent supply availability at our production facilities. Cash generated from operating activities, cash on hand, and additional long-term debt borrowings were used during fiscal 2022 to fund our capital allocation priorities, including: $56.5 million in capital expenditures to support organic growth in our business, $18.1 million in dividends paid to stockholders, and $511.7 million, or 2.9 million, of share repurchases.

In fiscal 2022, we delivered adjusted ROIC of 18.1%, well above our estimated WACC of 9.6%.

Key Fiscal 2022 Achievements and Delivering on Strategic Priorities

- Successfully positioned the Company at the intersection of sustainability and technology
- Delivered strong fiscal 2022 performance – full-year net sales over $4 billion for first time, improved operating profit, and increased diluted EPS
- Prioritized product vitality and service and received several industry awards at ABL
- Rolled out new and upgraded Distech™ and Atrius™ products at ISG
- Created permanent value through the repurchase of approximately 20% of our outstanding shares since May 2020
- Integrated OSRAM DS acquisition and rebranded the OPTOTRONICS™ products under our eldoLED™ family
- Operated the Company as a values-driven organization
- Continued building a strategic leadership team

2022 Strategic DEI and EarthLIGHT Highlights

DEI continued to be an important focus during fiscal 2022 as we build the place where the best people come to do their best work. We completed the first year of a three-year DEI strategic roadmap. Some of the primary initiatives of the DEI Council in its first year included communicating about our DEI goals and initiatives to further affirm to our associates our beliefs that our:

- Organization works best when we have diversity of people and thoughts, and
- Diversity efforts should be highly integrated with our business processes and strategies.

The DEI Council refreshed its Charter, formalized the role of our ERGs, and provided them with budgets, training and listening tools. We also made it easier for interested associates to organize new ERGs. As our HR operating platform was being optimized, many of the HR processes were refined with DEI goals and opportunities for improvement in mind. Of particular focus was the opportunity to refine talent acquisition strategies and expand sourcing strategies.

We have continued our strategic focus on saving energy and reducing carbon emissions for ourselves and for our customers. We also continued our focus on receiving and acting on feedback from stockholders and others to ensure strong governance practices and that our business conduct is based on our shared values. See the EarthLIGHT report for more information and highlights of the Company's ESG-related achievements at *www.acuitybrands.com* under *For Investors* then *ESG for Investors*.

Total Stockholder Returns

At August 31, 2022, the one-, three-, five-, and ten-year total returns on the Company's common stock compared to that of the respective benchmark indices were as follows:



2022 Executive Compensation

Executive Compensation Strategy

Our compensation strategy is consistent with and supportive of our long-term goals and is founded on the following principles:

- Alignment of pay and performance;
- Alignment with the Company's business and operating strategy;
- Alignment with stockholder value creation;
- Consistency with peer group and market practice;
- Motivation and retention of key talent; and
- Flexibility to withstand uncertainty and difficulty in a challenging economic climate.

Compensation Best Practices

WHAT WE DO

☑ We align pay and performance by providing a greater portion of compensation in incentive compensation

☑ We conduct an annual compensation risk assessment to ensure designs of STI and LTI Programs discourage excessive risk taking

☑ We conduct an annual review of peers as well as benchmark pay practices and pay levels to ensure compatibility

☑ We retain an independent compensation consultant to advise on director and executive compensation matters

☑ We conduct regular outreach with stockholders to discuss and review our executive compensation program

☑ We have stock ownership guidelines for all executive officers and directors

☑ We have a clawback policy

☑ We limit perquisites

☑ We have an annual Say on Pay vote

WHAT WE DON'T DO

☒ We do not have employment agreements with executive officers

☒ We do not have "single-trigger" provisions for payout of benefits under change in control agreements

☒ We do not have tax gross-ups in severance or change in control agreements

☒ We do not allow new SERP participants or enhanced SERP benefits

☒ We do not allow executive loans

☒ We do not permit hedging or pledging of stock by directors and executive officers

☒ We do not pay dividends on equity awards until performance units are earned or time-based awards vest

☒ We do not allow repricing or backdating of stock options

Pay and Performance Alignment

At Acuity Brands, the core of our executive compensation philosophy continues to be to "pay for performance." As such, a significant portion of the compensation opportunity for our NEOs is variable and "at-risk" since it is based on the achievement of financial performance measures and an individual performance assessment. Beginning in fiscal 2022, our CEO now participates with other NEOs in the LTI Program with consistent awards of PSUs and RSUs weighted 75% and 25%, respectively. The following graphic and table show the various elements of the direct compensation and average target pay mix for our NEOs.

ELEMENTS OF FISCAL 2022 DIRECT COMPENSATION



14%
Base Salary
18%
Short-Term Incentive
68%
Long-Term Incentive
CEO
86%
Performance-based

23%
Base Salary
23%
Short-Term Incentive
54%
Long-Term Incentive
Other NEOs
77%
Performance-based

Vehicle and Measures	Objective
Long-Term Incentive Award	
▪ For the CEO, weighting is 75% PSUs based on three-year adjusted ROIC in excess of WACC and 25% RSUs ▪ For other NEOs, weighting is 50% PSUs based on three-year adjusted ROIC in excess of WACC and 50% RSUs	▪ Provide variable equity compensation opportunity based on achievement of performance goals over a three-year period; ▪ Reward Company and individual performance; ▪ Encourage and reward long-term appreciation of stockholder value; ▪ Encourage long-term retention through three-year performance period associated with PSUs and three-year vesting periods for RSUs; and ▪ Align interests of executives with those of stockholders.
Short-Term Incentive Award	

For all NEOs:
▪ Company Performance (80%):
  ▪ Net sales (34%)
  ▪ Adjusted operating profit (33%)
  ▪ Free cash flow (33%)
▪ Individual Performance (20%):
  ▪ Including individual ESG Goal
	▪ Provide variable cash compensation opportunity based on achievement of annual performance goals aligned with business objectives;
	▪ Reward focus on operational performance, profitability, and cash flow generation; and
	▪ Reward individual performance, including individual performance with respect to ESG goals, to align with Company and stockholder interests.

Base Salary	
	▪ Provide a competitive level of fixed cash compensation for high-performing executives; and ▪ Reward individual performance, level of experience, and responsibility.

Process for Setting Executive Compensation

Role of Compensation Consultant

Under its Charter, the Compensation and Management Development Committee is authorized to engage outside advisors at the Company's expense. In fiscal 2022, the Compensation and Management Development Committee continued to engage Exequity as its independent compensation consultant. Exequity does not provide any additional consulting services to the Company.

The Compensation and Management Development Committee approves the services to be performed by the consultant and the related costs. Under the terms of arrangement with Exequity, Exequity performed the following services for the Compensation and Management Development Committee in fiscal 2022 (in addition to preparation for and attendance at meetings of the Compensation and Management Development Committee):

- Peer group assessment, market compensation analysis, and overall compensation program design for the CEO and the other NEOs;
- Market compensation analysis for non-employee directors;
- Assistance and support on various issues, including review of the LTI Program (plan and award design), updates related to evolving executive compensation, and governance trends; and
- Review of the draft Proxy Statement and input on various disclosures therein.

The Chair of the Compensation and Management Development Committee may make additional requests of the compensation consultant during the year on its behalf.

Prior to engaging Exequity, and annually thereafter (most recently in October 2022), the Compensation and Management Development Committee considered Exequity's independence, including the following factors: (1) other services provided to us by the consultant; (2) fees paid by us as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation and Management Development Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. The Compensation and Management Development Committee reviewed these factors and concluded that the consultant is independent and that the work of the consultant did not raise any conflict of interest.

Market Data

The Compensation and Management Development Committee annually compares the various elements of our executive compensation program with respect to the CEO and other NEOs in order to evaluate compensation levels relative to that of the market and our competitors through the use of publicly available proxy peer group data, market surveys, total compensation studies, and long-term incentive compensation analyses.

For purposes of analyzing NEO compensation relative to that of the market, the Compensation and Management Development Committee utilizes a list of peer companies that are of comparable size and business focus to us and that are representative of the companies with whom we compete for executive talent. Although we focus on ensuring industry-representative peers, there is no individual or group of companies of similar size that exactly match the markets and industry that our Company serves. The compensation consultant and management developed a list of recommended peer companies based upon an assessment of the aforementioned representative factors, as well as the availability of publicly-disclosed compensation information, revenue, and market capitalization that is generally between approximately 0.5 times and 2.5 times the Company's levels, and one-year and three-year levels of both historical profitability and total stockholder returns. In determining our peer group for fiscal 2022, the Compensation and Management Development Committee reviewed, with the help of the compensation consultant, our fiscal 2021 peer group and decided to make no changes for fiscal 2022.

The peer group for fiscal 2022 is comprised of the following list of 23 companies and includes electrical components and equipment, building products, construction, and engineering and industrial machinery companies with size and financial characteristics generally comparable to us:

A.O. Smith Corporation	Generac Holdings, Inc.	Rockwell Automation, Inc.
Allegion plc	Hubbell Incorporated	Roper Technologies
AMETEK Inc.	IDEX Corporation	Sensata Technologies Hldg. plc
Amphenol Corporation	Keysight Technologies, Inc.	Snap-on Incorporated
Belden Inc.	Lennox International	Valmont Industries, Inc.
Carlisle Companies, Inc.	Lincoln Electric Holdings, Inc.	Vishay Intertechnology, Inc.
Dover Corporation	Pentair plc	Xylem Inc.
EnerSys	Regal Rexnord Corporation	

The Compensation and Management Development Committee again reviewed the peer group for fiscal 2023 and decided, based on changes in certain financial characteristics, to remove Amphenol Corporation and Valmont Industries, Inc. from the peer group.

In evaluating NEO compensation, survey data is also reviewed as a secondary reference to ensure a holistic review of the market.

Role of Executive Officers

The CEO reports to the Compensation and Management Development Committee on his evaluations of certain senior executives, including the other NEOs. He makes compensation recommendations for the other NEOs with respect to base salary, merit increases, short-term and long-term incentives, which are the basis of discussion with the Compensation and Management Development Committee. The Chief Financial Officer evaluates the financial implications of any proposed Compensation and Management Development Committee action. The Chief Human Resources Officer makes recommendations to the CEO for his direct reports and certain senior leaders with respect to base salary, merit increases, and short-term and long-term incentive awards.

At the request of the Compensation and Management Development Committee, meetings of the Compensation and Management Development Committee are regularly attended by the CEO, the Chief Human Resources Officer, the Corporate Secretary, and the Vice President of Total Rewards.

Executive Compensation Framework

General Compensation Levels

The total direct compensation opportunities offered to our executive officers have been designed to ensure that they have a strong relationship with the creation of long-term value for stockholders, are competitive with market practices, support our executive recruitment and retention objectives, and are internally equitable among executives based on skill levels and experience. The short-term and long-term incentive portions of total direct compensation are designed to be performance-based and to provide compensation in excess of base salary only when performance goals are met.

In determining total direct compensation opportunities, the Compensation and Management Development Committee considers: compensation information and input, including peer group comparisons and survey market data, provided by its compensation consultant; the evaluation by the Board of the CEO; and the CEO's performance review and recommendation for each of the other executive officers. The peer group and survey market data provides competitive compensation information for positions of comparable responsibilities and experience with comparably-sized companies that are representative of the companies with whom we compete for executive talent.

Elements of Compensation

For fiscal 2022, our executive compensation program consisted of the following compensation elements for the NEOs, including:

- Base salary;
- Performance-based short-term incentive awards;
- PSUs with a three-year performance measure that vest after three years, if at all, subject to achievement of performance measure;
- Time-based RSU awards with a three-year vesting period;
- Post-termination compensation retirement benefits as well as severance and change in control arrangements; and
- Limited perquisites (see *Executive Perquisites* for more details).

In addition, NEOs generally participate in our health and welfare plans on the same basis as other full-time associates. The objective for each element of compensation is described below.

Pay Element	Performance Metric	Rationale	Target Pay
Total Direct Compensation			
Base Salary		Market competitive base pay allows for the attraction and retention of high-performing executives	
Short-Term Performance-Based Incentive Award	Net Sales	Aligns objective financial performance metrics to our annual operating plan	
	Adjusted Operating Profit	Rewards operational performance and profitability	80% of Base Salary
	Free Cash Flow	Rewards generating cash to support our capital allocation priorities	
	Individual Performance	Rewards individual contributions that positively impact overall Company performance and results; also includes a focus on ESG	20% of Base Salary
Long-Term Incentive Award - Performance Stock Units	3-year ROIC in excess of WACC	• For CEO: Greater weighting to demonstrate the pay for performance focus while encouraging sound investments that generate returns for stockholders, while also providing alignment with other NEOs	75% of Target LTI Value
		• For other NEOs: Encourages leaders to make sound investments that generate returns for stockholders	50% of Target LTI Value
Long-Term Incentive Award - Restricted Stock Units		• For CEO: Directly aligns with value delivered to stockholders while weighting allows for greater emphasis on performance shares	25% of Target LTI Value
		• For other NEOs: Directly aligns with value delivered to stockholders	50% of Target LTI Value
Other Compensation			
Post-Termination Compensation		Encourages long-term retention through pension benefit and provides a measure of security against possible employment loss, through a change in control or severance agreement, in order to encourage the executive to act in the best interests of the Company and stockholders	

2022 Elements and Determination of Executive Compensation

Base Salary

The base salary is designed to attract talented executives and provide a secure base of cash compensation. Salary adjustments may be made annually as merited or upon promotion to a position of increased responsibility. The base salaries of executives generally are set near or below the 50th percentile depending on individual factors such as tenure, responsibilities, and performance. For the NEOs, the Compensation and Management Development Committee considers market data and individual factors in determining pay levels.

For fiscal 2022, the base salaries for our NEOs were set, based on individual performance (if applicable), peer group benchmarks, and survey market data. Mr. Goldman received a modest salary increase for fiscal 2022 to reflect his individual performance during fiscal 2022 and the results of a market assessment of comparable positions in our peer group. The base salaries of the other NEOs remained the same in fiscal 2022, as set forth below:

Name	2021 Base Salary	2022 Base Salary	% Change
Neil M. Ashe	$1,000,000.00	$1,000,000.00	—%
Karen J. Holcom	$ 500,000.00	$ 500,000.00	—%
Barry R. Goldman	$ 425,000.00	$ 450,000.00	5.9%
Dianne S. Mills	$ 450,000.00	$ 450,000.00	—%

Short–Term Incentive Awards

Performance-based short-term incentive compensation is a key component of our executive compensation strategy. This element is designed to be a significant performance-based component of overall compensation. Short-term incentive awards are made under the 2017 Management Cash Incentive Plan (also known as the STI Program), which was approved by stockholders at the January 2018 Annual Meeting. The STI Program is designed to motivate executive officers to attain specific annual performance objectives that, in turn, further our long-term objectives. Approximately 2,500 salaried associates participate in the STI Program, including the NEOs.

STI Program awards are based on a combination of Company financial performance and individual performance. For fiscal 2022, 80% of the STI Program opportunity could be earned based on the Company's performance relative to net sales, adjusted operating profit, and free cash flow, and 20% of the STI Program opportunity could be earned based on achievement of individual performance goals, which included an ESG-related goal. The financial performance goals can be earned from 0%-200% based on Company performance against targets that the Compensation and Management Development Committee sets at the beginning of the fiscal year. The individual performance component for the NEOs is determined using our performance management process ("PMP"), which results in the assignment of a individual performance percent using the rating scale described below ("PMP Rating").The maximum amount of dollars available for STI Program award payouts to all eligible associates, including the NEOs, is equal to the sum of (1) the total incentive earned based on Company performance compared to the pre-established Company goals, plus (2) the amount we would pay if all eligible associates received a 100% PMP Rating.

Under the STI Program, the amount of each actual award, including the awards to the NEOs, would be determined as follows:

Base Salary x Short-Term Incentive Target % = Target Opportunity

Target Opportunity x 80% Financial Goal x Company Performance %	+	Target Opportunity x 20% Individual Goal x Individual Performance %	=	Total Short-Term Incentive Payable

Fiscal 2022 Short–Term Incentive Target

At the start of the fiscal year, the Compensation and Management Development Committee sets each NEO's Target Opportunity, which is equal to a percentage of the NEO's base salary. Each NEO's Target Opportunity is set forth in the table below. The Compensation and Management Development Committee increased the Target Opportunity for Mr. Goldman and Ms. Mills from 75% to 100% of base salary for fiscal 2022 after a review of comparative market information.

Name	Salary ($)	STI Program Target (%)	Target Opportunity ($)
Neil M. Ashe	1,000,000	130%	1,300,000
Karen J. Holcom	500,000	100%	500,000
Barry R. Goldman	450,000	100%	450,000
Dianne S. Mills	450,000	100%	450,000

Fiscal 2022 Financial Performance Measures and Weighting

As mentioned above, 80% of the short-term incentive awards is based on our achievement of financial performance measures, which are typically established by the Compensation and Management Development Committee and ratified by the Board early in the fiscal year. In selecting appropriate performance measures the Compensation and Management Development Committee considers management's recommendations and current business objectives.

Each of the performance measures shown below, may be adjusted to exclude the impact of: (a) special charges for streamlining efforts and impairments, (b) the distortive effect of business acquisitions and/or dispositions, (c) purchase accounting adjustments, (d) significant changes in income tax rates or regulations, (e) significant changes in foreign currency, (f) refinancing or extinguishment of debt, (g) changes in accounting principles or accounting policies, and (h) any other unusual gain or loss or event deemed appropriate by the Compensation and Management Development Committee.

STI PROGRAM FINANCIAL PERFORMANCE MEASURES

Measure[1]	Weighting	Calculation	Rationale
Net sales	34%	Net sales is calculated in the same manner as net sales in our income statement with no adjustments.	Aligns objective financial performance metrics to our annual operating plan
Adjusted operating profit	33%	Adjusted operating profit is calculated as operating profit and may be adjusted.	Rewards operational performance and profitability
Free cash flow	33%	Free cash flow is calculated as cash provided by operating activities, minus purchases of property, plant, and equipment.	Rewards generating cash to support our capital allocation priorities

[1] See *Appendix A* for information on calculation of these operating performance measures.

Performance Measurement Payout Levels

Our Compensation and Management Development Committee sets performance levels at threshold, target, and maximum based on improvement in annual financial measures that correlate with the long-term financial performance of mid-to-large cap companies. We strongly believe that our current performance measures, consisting of net sales (34%), adjusted operating profit (33%), and free cash flow (33%), are not only the leading indicators of how the Company performs, but also the main drivers to enhance our stockholder value. Payout levels are set based on anticipated performance that is expected to drive long-term stockholder value in the upcoming year and may increase commensurately with higher performance up to a maximum payout of 200%.

The "target" performance level set under the STI Program required that the annual growth in our financial performance be at the 50th percentile level as historically demonstrated by mid-to-large cap companies with the objective of providing target total compensation at the industry median-level. In order to achieve upper-quartile total compensation, annual improvement in our financial performance should be consistent with upper-quartile levels of improvement demonstrated by mid-to-large cap companies. The maximum award is designed to reward only exceptional performance.

The following table shows the threshold, target and maximum goals for each financial performance measures, along with our actual performance and resulting payout percent, and weighted payout percent. The "weighted payout percent" is determined by multiplying the performance measure's weight by the payout % earned for that measure. Although the STI Program allows the adjustment of performance measures as outlined above, no adjustments were made when calculating the actual performance shown in the following table.

STI PROGRAM FINANCIAL PERFORMANCE MEASURES

Measures[3]	Weighting	Performance Objectives[1][2]			Actual (in millions)	Achievement %	Weighted Payout (rounded)
		Threshold	Target	Maximum			
Net sales	34%	$3,492	$3,882	$4,271	$4,006	132%	45%
Adjusted operating profit	33%	$489	$546	$573	$510	68%	22%
Free cash flow	33%	$400	$450	$500	$260	0%	0%
						Company Payout Percentage	**67%**

[1] Threshold, Target, and Maximum amounts are payable at 50%, 100%, and 200%, respectively.

[2] The Compensation and Management Development Committee encourages management to incentivize participants in the STI Program to achieve increased year over year performance. For fiscal 2022, the Performance Objectives were set above prior year actual results.

[3] See *Appendix A* for information on calculation of these performance measures.

Individual Performance

Performance of individual participants in the STI Program, including the NEOs, is evaluated after the end of the fiscal year by:

- Comparing actual performance to daily job responsibilities and pre-established individual objectives consistent with overall Company objectives, and

- Considering, on a qualitative basis, whether the individual's performance reflects our corporate values, business philosophies, and our ESG objectives and goals.

At the end of the fiscal year, each participant, including each NEO, is given a PMP Rating, which corresponds to a range of PMP Payout Percentages, as set forth in the table below.

PMP Rating Descriptions	Range of PMP Payout Percentage	
	Minimum	Maximum
Consistently Exceeded Expectations	130%	200%
Met and Often Exceeded Expectations	110%	130%
Met Expectations	85%	110%
Met Some Expectations	25%	85%
Did Not Meet Expectations	0%	0%

At the end of the fiscal year, the Compensation and Management Development Committee (or, with respect to Mr. Ashe, the Board) as applicable, selects the precise payout percentage within the applicable range based on factors such as level of responsibility and impact on our performance, with calibrations made across comparable positions to achieve consistency of the percentages selected.

Key Achievements of our NEOs

The individual objectives for Mr. Ashe were set with the approval of the Compensation and Management Development Committee. The individual objectives for the other NEOs were set after individual discussion with Mr. Ashe. Below is a summary of the achievements of each of our NEOs during fiscal 2022 based on their individual objectives set at the beginning of the year:

Neil M. Ashe

- Drove double digit revenue growth for five consecutive quarters
- Achieved record Net Sales of over $4 billion – the first time in the Company's history
- Improved Operating Profit Margins and Adjusted Operating Profit Margins
- Managed performance during ongoing supply constraints by focusing on product vitality and service
- Created permanent Stockholder Value by allocating $512 million of capital to share repurchases
- Continued building strong and diverse leadership team and Board
- Continued progress on strategic initiatives that have an impact on ESG, including our focus on carbon reduction, associate engagement, and other areas described in our most recent EarthLIGHT report

Karen J. Holcom

- Improved financial processes and enabled technology improvements, including improved forecasting and reporting capabilities
- Managed Free Cash Flow through forecasting and controlling working capital
- Finalized the OSRAM DS acquisition and integration
- Enhanced finance team talent and associate engagement
- Led capital allocation priorities that included $512 million of share repurchases
- Provided strategic leadership to ESG and DEI Councils

Barry R. Goldman

- Drove ESG program evolution, including achievement of carbon-intensity metric and establishment of Net Zero carbon goal
- Continued governance enhancements
- Cyber risk and incident management
- Completed OSRAM DS acquisition
- Successfully managed resolution of key lawsuits
- Enhanced legal team talent and associate engagement
- Provided strategic leadership to ESG and DEI Councils

Dianne S. Mills

- Continued evolution of Company culture
- Optimized the Human Resources Platform, i.e., SAP Success Factors process and integration work
- Began integration of DEI initiatives and goals into key human resource processes
- Seating of career and compensation architecture
- Continued AYI Listening strategy – total rewards and sustainable engagement
- Evolved Talent Management – acquisition, succession, leadership development skills, and infrastructure
- Provided strategic leadership to Tech, ESG and DEI Councils

Fiscal 2022 Short-Term Incentive Award

On October 24, 2022, the Compensation and Management Development Committee certified the achievement of fiscal 2022 financial performance objectives based upon information prepared by the Company's finance department and approved the fiscal 2022 STI Program awards to the NEOs, other than Mr. Ashe. The independent members of the Board then reviewed and approved the Compensation and Management Development Committee's recommendations with respect to Mr. Ashe's fiscal 2022 STI Program award.

The following table reflects the actual STI Program awards for each of our NEOs based on our financial performance and their individual performance for fiscal 2022:

Named Executive Officer	Financial Performance Payout($)[1]	Individual Performance Payout ($)[2]	Actual 2022 Short-Term Incentive Award Payout ($)
Neil M. Ashe	696,800 +	390,000 =	1,086,800
Karen J. Holcom	268,000 +	125,000 =	393,000
Barry R. Goldman	241,200 +	108,000 =	349,200
Dianne S. Mills	241,200 +	135,000 =	376,200

[1] Financial performance payout is equal to Target Opportunity multiplied by 80% of the Financial Goal achieved at 67%.

[2] Individual performance payout is equal to Target Opportunity multiplied by 20% of the Individual Performance percent achieved. Individual performance percent achieved for each of the NEOs was: Mr. Ashe, 150%; Ms. Holcom, 125%; Mr. Goldman, 120%; and Ms. Mills, 150%.

Long-Term Incentive Awards

A substantial portion of the total direct compensation of our NEOs is delivered in the form of LTI Program awards in the form of RSUs and PSUs. LTI Program awards are generally granted on an annual basis. The Compensation and Management Development Committee may also grant LTI Program awards at the time an executive officer is hired or promoted, or to recognize an executive officer's outstanding performance.

LTI Program awards are granted under the stockholder-approved Omnibus Incentive Plan. The purpose of the LTI Program is to enable executive officers and other eligible associates to accumulate capital through future managerial performance, which the Compensation and Management Development Committee believes contributes to the future success of our Company. The Compensation and Management Development Committee believes that awards under the LTI Program promotes a long-term focus on our profitability due to the multi-year vesting period under the plan. The LTI Program is also intended to directly align the value received by the NEOs with the value received by our stockholders since LTI Program awards are paid in shares of our common stock.

Fiscal 2022 Long-Term Incentive Awards

In Fiscal 2022, there were approximately 480 eligible participants in the LTI Program. The fiscal 2022 LTI Program awards were substantially unchanged from fiscal 2021 for the NEOs other than the CEO (as noted below) and were based on the following:

- The grant date value of annual awards should approximate the median target value of awards for similar positions at our peer group. The grant date value of the actual award may be slightly higher or lower based on individual performance;
- 50% (75% for the CEO) of the annual award was in the form of PSUs that vest only if the three-year performance measure is achieved;
- The actual payout of the PSUs is dependent on the achievement of an established performance measure in excess of related thresholds, which may allow for payout up to two-times the number of units originally awarded; and
- 50% of annual award (25% for the CEO) was in the form of RSUs that vest ratably over a three-year period.

The CEO's award was intended to demonstrate our commitment to value creation and alignment with stockholders, with the majority of his long-term award (75%) being delivered as a PSU.

Fiscal 2022 PSU Performance Goal

The actual number of shares earned under the PSU award will be determined at the end of a three-year performance period that begins on September 1, 2021 and ends on August 31, 2024 (i.e., fiscal 2022 through fiscal 2024), based on the extent by which our average adjusted ROIC exceeds our average estimated WACC. See *Appendix A* for information relating to the calculation of this performance measure. The Compensation and Management Development Committee selected this goal for our fiscal 2022 PSUs to encourage recipients, including the NEOs, to make sound investment decisions that generate positive returns for stockholders. The level of achievement is based on the following:

	Threshold	Target[1]	Maximum[1]
Performance Measure	Average adjusted ROIC does not exceed the average estimated WACC by at least 2%	Average adjusted ROIC is equal to or greater than average estimated WACC by 2%	Average adjusted ROIC is equal to or greater than average estimated WACC by 6%
Payout Percentage	0%	100%	200%

[1] The total number of shares earned will be interpolated between Target (100%) and Maximum (200%).

Fiscal 2022 Long-Term Incentive Award Values

The following table shows the fiscal 2022 LTI Program award values granted to the NEOs, both in dollars and number of shares (assuming the PSUs are earned at 100%):

		Value by Award Type		Number of Shares by Award Type[1]	
Named Executive Officer	Grant Date Fair Value of Award ($)	Restricted Stock Units ($)	Performance Stock Units ($)	Restricted Stock Units (#)	Performance Stock Units at Target (#)
Neil M. Ashe	5,000,000	1,250,000	3,750,000	6,038	18,115
Karen J. Holcom	1,500,000	750,000	750,000	3,623	3,623
Barry R. Goldman	800,000	400,000	400,000	1,933	1,932
Dianne S. Mills	1,000,000	500,000	500,000	2,416	2,415

[1] The Number of Shares by Award Type is calculated by dividing the Value by Award Type by the Company's closing stock price on the grant date, October 25, 2021, and rounded to the nearest whole unit. The Company's closing stock price on the grant date was $207.02.

RSUs vest ratably over a three-year period and PSUs will vest at the end of three years, subject to achievement of the specified performance measure. Dividends accrue on RSUs and PSUs but are not paid until the underlying award vests.

Vesting of Fiscal 2020 Performance Stock Units

On October 24, 2019, the Compensation and Management Development Committee granted PSUs ("2019 PSUs") to two of our NEOs, Ms. Holcom and Mr. Goldman. Mr. Ashe and Ms. Mills did not receive 2019 PSUs since they joined the Company after the grant date.

The 2019 PSUs were subject to achievement of our average adjusted ROIC in excess of our average estimated WACC measured over a three-year performance period beginning on September 1, 2019 and ending on August 31, 2022 (i.e., fiscal 2020 through fiscal 2022). The Threshold, Target and Maximum performance achievement levels for the 2019 PSUs were the same as those described above in *Fiscal 2022 PSU Performance Goal.* The payout of the awards was certified by the Compensation and Management Development Committee on October 24, 2022, based on financial information presented with the final payout representing maximum performance of 200% as summarized in the table below.

Average Adjusted ROIC for Performance Period[1]	Average Estimated WACC for Performance Period	Amount by which Average Adjusted ROIC Exceeds WACC	Payout Percentage
15.9%	9.8%	6.1%	200%

[1] Adjusted ROIC is reconciled in *Appendix A*.

Based on the 200% performance achievement, Ms. Holcom and Mr. Goldman earned the following payouts for their 2019 PSUs.

Participating Named Executive Officers	Target PSUs (#)	Earned Shares (#)
Karen J. Holcom	1,126	2,252
Barry R. Goldman	1,106	2,212

Executive Perquisites

The limited perquisites and other personal benefits available to our NEOs (that are not otherwise available to all of our associates) consist of personal use of the Company's aircraft and match of contributions to charitable organizations of not more than $5,000 during each fiscal year.

With respect to personal use of the corporate aircraft, the Company calculates the incremental aggregate cost of personal use of the Company's aircraft based on the average direct operating costs over the prior 12-month period. Average direct operating costs include fuel, maintenance, and engine reserves. We also include other variable expenses, such as contract labor, crew travel and lodging expense, catering, and landing and parking fees. No incremental cost for personal use of the Company aircraft was attributed to an NEO where the plane was already traveling to the destination for business reasons. Since our aircraft is used primarily for business travel, we do not include fixed costs that do not change based on usage, such as crew salaries, depreciation, hangar rent, and insurance. The total incremental aggregate cost of personal flights is determined by multiplying the total actual flight time by the average direct operating costs, plus incremental variable costs associated with the flight, exclusive of any amount reimbursed by the NEO. Our NEOs reimburse for personal travel on the corporate aircraft at the maximum amount allowed by Federal Aviation Administration regulations.

For fiscal 2022, amounts related to the incremental cost to the Company for any personal use of the aircraft and any matching charitable contributions are included in the "All Other Compensation" column in the *Fiscal 2022 Summary Compensation Table*.

Retirement Benefits

We sponsor the 2002 SERP, which was implemented effective January 1, 2003. The 2002 SERP provides participants with a nonqualified pension benefit based on the participant's average earnings and years of service which are generally payable in an annuity following retirement. Based on stockholder feedback, we amended the 2002 SERP in October 2020 to close the plan to new participants. Benefits to existing participants were not affected and continue to accrue. Each of our NEOs, other than Ms. Mills, participated in the 2002 SERP in fiscal 2022. See *Pension Benefits in Fiscal 2022* for more detailed information about the amendments to the 2002 SERP.

We also maintain several deferred compensation plans described below under *Fiscal 2022 Non-Qualified Deferred Compensation.* The deferred compensation plans are designed to provide eligible participants an opportunity to defer compensation on a tax-efficient basis. Under certain plan provisions, we make contributions to participants' accounts.

We maintain defined contribution plans ("401(k) plans") for all of our eligible U.S. associates. The 401(k) plans provide for associate pre-tax contributions as well as employer matching contributions for salaried participants and certain hourly participants that do not participate in qualified defined benefit retirement plans.

Change in Control Agreements

We have change in control agreements with our NEOs that provide for separation payments and benefits, consistent with common market practices among our peers, upon qualifying terminations of employment in connection with a change in control of our Company. The change in control agreements are intended to promote meeting the business objectives and needs of our Company and our stockholders by providing the NEOs with some measure of security against the possibility of employment loss that may result following a change in control.

For additional information on the change in control arrangements see *Potential Payments upon Termination—Change in Control Agreements.*

Severance Agreements

To ensure that we are offering a competitive executive compensation program, we believe it is important to provide reasonable severance benefits to our NEOs. Accordingly, we have entered into severance agreements with each of our NEOs.

Severance agreements contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition and are subject to the execution of a release. Severance agreements for Mr. Ashe, Ms. Holcom, Mr. Goldman, and Ms. Mills are effective until terminated in accordance with the provisions of the agreement, except during a "Covered Period," which includes the six months prior to a change in control event and continues for two years following a change in control.

For additional information on the severance arrangements see *Potential Payments upon Termination—Severance Agreements.*

Other Practices, Considerations, and Policies

Stock Ownership Guidelines

Our NEOs are subject to stock ownership guidelines. The guidelines are intended to ensure that our executive officers maintain an equity interest in our Company at a level sufficient to assure our stockholders of their commitment to value creation, while addressing their individual needs for portfolio diversification. The stock ownership guidelines provide that, over a five-year period, the NEOs will attain ownership in our common stock valued at a multiple of their annual base salary as set forth in the following table.

	Multiple of Salary			Multiple of Salary
Neil M. Ashe	6X	●●●●●●	Barry R. Goldman	3X ●●●
Karen J. Holcom	3X	●●●	Dianne S. Mills	3X ●●●

The stock ownership levels of all NEOs currently exceed the salary multiple set forth in the guidelines, except for Ms. Mills who joined the Company in March 2020, who has additional time under the guidelines five-year phase-in period. For these purposes, ownership includes shares owned directly or indirectly, shares and/or units represented by amounts invested in the Company's 401(k) plans, unvested time-based RSAs, RSUs and phantom stock, in-the-money time-vested stock option awards, and performance stock options and stock unit awards if performance measures have been achieved. See our Stock Ownership Guidelines Policy at *www.acuitybrands.com* under *For Investors* then *Governance–Committee Charters & Governance Documents*.

Hedging, Pledging, and Insider Trading Policy

Our insider trading policy prohibits our associates, officers, and directors from hedging their ownership of our common stock, including the prohibition from engaging in short sales of our common stock and from purchasing or selling any derivative securities, or entering into any derivatives contracts relating to our securities. Our insider trading policy also prohibits our associates, officers, and directors from purchasing or selling Acuity Brands securities while in possession of material non-public information (except in limited circumstances, such as pursuant to a previously established trading plan).

Our insider trading policy prohibits our executive officers and directors from pledging our common stock. None of our NEOs or directors holds any of our stock subject to pledge.

Clawback Policy

We have a recoupment or "clawback" policy in order to further align the interests of key associates with the interests of our stockholders and strengthen the link between total compensation and the Company's performance. Under this policy, we may seek to recover or "clawback" incentive-based compensation from any current or former NEO and their direct reports who received incentive-based compensation during the three-year period preceding the date on which we announce that we are required to restate any previously issued financial statements due to material noncompliance with any financial reporting requirement under federal securities laws. We are currently in the process of reviewing our policy in light of the SEC's recent adoption of final rules regarding clawback requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and will amend our policy, if necessary, to comply with the final rules.

Under the policy, the amount to be recovered will be based on the excess of the incentive based-compensation paid to the associate based on the erroneous data over the incentive based-compensation that would have been paid to the associate if the financial accounting statements had been as presented in the restatement. Incentive-based compensation is defined broadly to include bonuses, awards, or grants of cash or equity under any of the Company's short or long-term incentive compensation or bonus plans (including, but not limited to, the STI Program and the LTI Program) in each instance where the bonuses, awards, or grants are based in whole or in part on the achievement of financial results. The policy gives the Compensation and Management Development Committee discretion to interpret and apply the policy. To date, no NEO has been subject to any clawbacks.

Equity Award Grant Practices

Equity awards under our LTI Program are approved by the Compensation and Management Development Committee and the independent members of the Board when necessary. The CEO may make interim equity awards to associates who are not executive officers from a previously approved discretionary stock pool on the first business day of each fiscal quarter based on prescribed criteria established by the Compensation and Management Development Committee. In certain circumstances, the Board may approve equity awards to key associates of newly acquired businesses in order to retain key talent or to incentivize their continued efforts on behalf of the Company. Interim equity awards may be granted upon initial hiring and following promotions or other special circumstances that occur during the year, subject to Compensation and Management Development Committee approval. We do not time the granting of equity awards to the disclosure of material information or to the fluctuation in the market value of the Company's common stock.

Compensation Risk Analysis

Because performance-based incentives play a large role in our overall executive compensation program, we believe that it is important to ensure that these incentives do not result in our executives taking actions that may conflict with our long-term best interests. The Compensation and Management Development Committee considers risk in designing the compensation program with the goal of appropriately balancing short-term incentives and long-term performance. We address this in several ways:

▪ The various financial performance measures that are set under the STI Program and LTI Program are balanced and are informed by prior year performance levels and multi-year performance targets that are reviewed and approved by the Board. We believe these performance targets are challenging, yet attainable, without the need to take inappropriate risks or make material changes to our business or strategy.

▪ Awards under the LTI Program are made in the form of equity grants that either vest over time or upon the achievement of three-year performance targets. We believe the three-year vesting of the equity awards plays an important role in mitigating unnecessary or excessive risk taking.

▪ The STI Program and the LTI Program have maximum payout limitations for each participant and on the total amount of payments to all eligible associates in a fiscal year.

▪ Because the value of the equity awards is best realized through long-term appreciation of stockholder value (especially when coupled with our *Stock Ownership Guidelines*), we believe the equity awards encourage a long-term growth mentality among our executives and aligns their interests with those of our stockholders.

The Compensation and Management Development Committee's independent, third-party consultant conducted a risk assessment of the Company's compensation programs. After reviewing this risk assessment and discussion of the results with management, the Compensation and Management Development Committee concluded that our compensation program does not encourage management to take excessive risks and serves the stockholders' best interests in our sustained long-term performance by including an appropriate balance of financial performance measures, extended vesting schedules, and significant stock ownership requirements.

Fiscal 2023 Compensation Changes

For fiscal 2023, the Compensation and Management Development Committee approved certain changes to our compensation program designs based on stockholder feedback and a review of market trends. The Company continuously reviews its executive compensation program to ensure (1) alignment with the Company's strategies, (2) delivery of competitive programs with those of companies with whom we compete for talent, and (3) appropriate allocation of compensation components between elements of total direct compensation and other compensation (including post-termination or retirement programs). These changes will be reflected in our Proxy Statement for fiscal 2023. The most notable changes are as follows:

Addition of rTSR performance measure to our LTI Program for all NEOs	We will add rTSR as a second performance measure in the LTI Program. This measure will be a separate PSU award in addition to our current PSUs that have ROIC in excess of WACC as a performance measure.
Increased weighting of PSUs in LTI Program for NEOs to further align with CEO	We will increase the weighting of PSUs for our other NEOs to further align their compensation with that of the CEO and with overall Company performance. • For the CEO, LTI Program award weighting will be 50% PSUs tied to ROIC in excess of WAAC, 25% PSUs tied to rTSR, and 25% RSUs; • For other NEOs, LTI Program weighting will be 40% PSUs tied to ROIC in Excess of WACC, 20% PSUs tied to rTSR, and 40% RSUs; and • Pay levels for PSUs tied to rTSR will be determined by comparing the Company's rTSR to that of the S&P 400 CGI.

Report of the Compensation and Management Development Committee

The Compensation and Management Development Committee has reviewed and discussed with management the contents of the Compensation Discussion and Analysis section of this Proxy Statement. Based on its review and discussions with management, the Compensation and Management Development Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for fiscal 2022 for filing with the SEC.

COMPENSATION AND MANAGEMENT
DEVELOPMENT COMMITTEE

Dominic J. Pileggi, Chair
Marcia J. Avedon, Ph.D., since June 29, 2022
W. Patrick Battle
G. Douglas Dillard, Jr.
Maya Leibman
Mark J. Sachleben

Executive Compensation Tables

Fiscal 2022 Summary Compensation Table

The following table presents compensation data for the NEOs for fiscal 2022, 2021, and 2020, as may be applicable.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Neil M. Ashe Chairman, President and CEO	2022	1,000,000	—	5,000,154	—	1,086,800	698,961	13,179	7,799,094
	2021	1,000,000	—	—	11,212,565	1,622,400	1,109,389	17,609	14,961,963
	2020	648,551	100,000	—	18,159,500	970,700	675,686	9,000	20,563,437
Karen J. Holcom Senior Vice President and Chief Financial Officer	2022	500,000	—	1,500,067	—	393,000	93,668	106,550	2,593,285
	2021	487,501	—	1,000,064	—	634,000	236,996	81,161	2,439,722
	2020	425,000	—	279,901	—	357,100	167,489	57,602	1,287,092
Barry R. Goldman Senior Vice President and General Counsel	2022	445,833	—	800,132	—	349,200	84,573	62,387	1,742,125
	2021	420,833	—	399,989	—	404,175	195,368	58,506	1,478,871
	2020	392,500	—	274,929	—	336,000	199,453	37,190	1,240,072
Dianne S. Mills Senior Vice President and Chief Human Resources Officer	2022	450,000	—	1,000,114	—	376,200	—	52,122	1,878,436
	2021	441,667	—	399,989	—	441,450	—	32,777	1,315,883
	2020	200,000	250,000	400,101	—	167,700	—	2,280	1,020,081

[1]   Mr. Ashe and Ms. Mills each received a sign-on bonus in fiscal 2020.

[2]   Represents the aggregate grant date fair value of RSAs, RSUs, PSUs awards granted during the applicable fiscal year. The fiscal 2022 awards consisted of 75% PSUs and 25% RSUs for Mr. Ashe and 50% PSUs and 50% RSUs for Ms. Holcom, Mr. Goldman and Ms. Mills. The value of PSUs granted in fiscal 2022 assuming the maximum level of performance will be achieved is as follows: Mr. Ashe, $7,500,334 Ms. Holcom, $1,500,066, Mr. Goldman, $799,926, and Ms. Mills, $999,906. The fiscal 2021 awards for Ms. Holcom, Mr. Goldman, and Ms. Mills consisted of 50% PSUs and 50% RSUs. The value of PSUs granted in fiscal 2021, assuming that the maximum level of performance will be achieved, is as follows: Ms. Holcom, $1,000,064, Mr. Goldman, $399,990, and Ms. Mills, $399,990. The fiscal 2020 awards for Ms. Holcom, and Mr. Goldman consisted of 50% PSUs and 50% RSUs. The value of the PSUs granted in fiscal 2020, assuming that the maximum level of performance will be achieved, is as follows: Ms. Holcom, $279,902, and Mr. Goldman, $274,930. The fiscal 2020 stock award for Ms. Mills represents an initial grant of RSUs upon her employment with the Company on March 2, 2020. The assumptions used to value RSAs, RSUs, and PSUs granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2022. For more information regarding stock awards granted in fiscal 2022, see *Fiscal 2022 Long-Term Incentive Awards.*

[3]   Represents the aggregate grant date fair value of stock option awards granted during the applicable fiscal year. The fiscal 2021 stock option awards for Mr. Ashe consisted of two separate awards, both of which only become exercisable after the Company's common stock reaches and maintains a stock price target of either $225 or $275 for ten consecutive trading days. The fiscal 2020 stock option awards for Mr. Ashe consisted of three separate awards: a time-vested award that has an exercise price equal to fair value on the grant date, a time-vested award that has an exercise price that was set at a $10 premium over the fair value on the date of grant, and an award that only becomes exercisable after the Company's common stock reaches and maintains a stock price target of $225 for ten consecutive trading days. The assumptions used to value stock option awards granted in and prior to fiscal 2021 can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2022.

[4]   Represents amounts earned under the STI Program for the applicable fiscal year. For more information, see *Fiscal 2022 Short-Term Incentive Award.* Amounts shown for fiscal 2021 have been adjusted from those previously reported to reflect reduced payments resulting from an administrative error. All NEOs promptly reimbursed the Company for any overpayments received.

[5]   Represents the increase in the actuarial present value of benefits under the 2002 SERP, if applicable. The change in the pension value for fiscal 2022 was primarily attributed to an increase in the value due to the passage of time. The change in the pension value for fiscal 2021 was primarily attributed to an increase in the value due to the passage of time and a lower discount rate. The change in the pension value for fiscal 2020 was primarily attributed to a decrease in the discount rate and the passage of time. There were no above-market earnings for our deferred compensation plans. For more information, see *Pension Benefits in Fiscal 2022* and *Fiscal 2022 Non-Qualified Deferred Compensation.*

[6]   Amounts shown for All Other Compensation include the following: matching contributions into the Company's 401(k) plan for Mr. Ashe, $10,980; for Ms. Holcom, $10,500; for Mr. Goldman, $10,733; and for Ms. Mills, $12,006. Also included are Company Contributions into the Deferred Compensation Plans as follows: Ms. Holcom, $96,050; Mr. Goldman, $51,654; and Ms. Mills, $40,116. In addition, Mr. Ashe received a perquisite related to his personal use of the corporate aircraft, which did not exceed the SEC's $10,000 perquisite disclosure threshold. No NEO received perquisites related to our matching charitable contribution program during fiscal 2022.

Fiscal 2022 Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards for fiscal 2022 for each of the NEOs. Non-equity incentive plan awards are made under the STI Program and equity awards are made under the LTI Program.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Neil M. Ashe		—	1,300,000	2,600,000	—	—	—				
	10/25/21				—	18,115	36,230				3,750,167
	10/25/21							6,038			1,249,987
Karen J. Holcom		—	500,000	1,000,000							
	10/25/21				—	3,623	7,246				750,033
	10/25/21							3,623			750,033
Barry R. Goldman		—	450,000	900,000							
	10/25/21				—	1,932	3,864				399,963
	10/25/21							1,933			400,170
Dianne S. Mills		—	450,000	900,000							
	10/25/21				—	2,415	4,830				499,953
	10/25/21							2,416			500,160

[1] These columns show the possible fiscal 2022 payout for each NEO under the STI Program if the threshold, target, or maximum goals, as such terms are defined by the SEC, were achieved. See *Fiscal 2022 Summary Compensation Table* for final amounts earned. See *Fiscal 2022 Short-Term Incentive Award* for a description of the program.

[2] These columns represent the potential payout of PSUs granted on October 25, 2021 under the LTI Program if the performance measure is achieved over a three-year performance period from September 1, 2021 to August 31, 2024. The threshold payout is 0% of the target shares granted and the maximum payout is 200% of the target shares for all NEOs. During the period of time that the award is unearned, dividends will accumulate at the same rate as dividends may be declared and paid on the Company's common stock ("Accumulated Dividends"). These Accumulated Dividends will be paid in cash when the underlying PSUs are earned and become vested and the underlying shares are issued. Accumulated Dividends will be forfeited if the PSUs are not earned or do to not become vested. See *Fiscal 2022 Long-Term Incentive Awards* for a description of the program.

[3] This column shows the number of RSUs granted on October 25, 2021. The RSU grants vest ratably in three equal annual installments beginning one year from the grant date. Accumulated Dividends are only paid when the RSUs vest and the underlying shares are issued, and will be forfeited if the RSUs do not become vested.

[4] This column shows the grant date fair value of the awards under the Accounting Standards Codification Topic 718. The grant date fair value of RSU and PSU awards is calculated using the closing price of our common stock on the NYSE on the grant date. The assumptions used to value awards granted can be found in Note 11 to our consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2022.

Outstanding Equity Awards at Fiscal 2022 Year-End

The following table provides information on outstanding equity awards held by the NEOs at August 31, 2022. The table includes unexercised or unearned option awards, unvested RSAs and RSUs, and unearned PSUs. The vesting schedule for each grant is shown in the "Vesting Schedule Table" that follows this table based on the grant date of each award. The option exercise prices shown below are the closing market price of our common stock on the NYSE on the grant date, except one option award to Mr. Ashe granted on January 31, 2020 had a premium exercise price that was $10 over the fair market value on the date of grant.

Name	Grant Date	Option Awards			Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)[1]			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units, Or Other Rights That Have Not Vested ($)[4]
Ashe	01/31/20	133,333	66,667		117.87	01/31/30				
	01/31/20	133,333	66,667		127.87	01/31/30				
	01/31/20	—	—	100,000	117.87	01/31/30				
	09/01/20	—	—	225,000	108.96	09/01/30				
	09/01/20	—	—	52,200	108.96	09/01/30				
	10/25/21						6,038	989,809	36,230	5,939,184
Holcom	10/24/13	728	—		103.74	10/24/23				
	10/27/14	1,002	—		135.63	10/27/24				
	10/26/15	1,590	—		207.80	10/26/25				
	10/24/16	1,794	—		239.76	10/24/26				
	10/25/17	1,314	—		156.39	10/25/27				
	10/24/18	1,468	—		116.36	10/24/28	430	70,490		
	03/01/19						378	61,966		
	08/20/19						1,012	165,897		
	10/24/19						563	92,293	2,252	369,170
	10/26/20						4,109	673,588	10,956	1,796,017
	10/25/21						3,623	593,918	7,246	1,187,837
Goldman	10/26/15	2,145	—		207.80	10/26/25				
	10/24/16	2,325	—		239.76	10/24/26				
	10/25/17	1,751	—		156.39	10/25/27				
	10/24/18	2,936	—		116.36	10/24/28	430	70,490		
	03/01/19						189	30,983		
	10/24/19						553	90,653	2,212	362,613
	10/26/20						1,644	269,501	4,382	718,341
	10/25/21						1,933	316,877	3,864	633,426
Mills	03/02/20						1,950	319,664		
	10/26/20						1,644	269,501	4,382	718,341
	10/25/21						2,416	396,055	4,830	791,782

[1] For Mr. Ashe, the stock options shown in this column will only vest and become exercisable after the attainment of two independent conditions: a four year ratable vest from the grant date; and the closing stock price of the Company's common stock reaching either $275 or $225 per share and remaining at or above the aforementioned stock price target for ten consecutive trading days at any time following the grant date.

[2] The market value is calculated as the product of (a) $163.93 per share, the closing market price of our common stock on the NYSE on August 31, 2022, the last trading day of the fiscal year, multiplied by (b) the number of shares that have not vested.

[3] The number of units shown are at maximum based on the estimated level of achievement as of August 31, 2022.

[4] The market value is calculated as the product of (a) $163.93 per share, the closing market price on our common stock on the NYSE on August 31, 2022, the last trading day of the fiscal year, multiplied by (b) the number of performance shares that would be earned at maximum based on the estimated level of achievement as of August 31, 2022. For awards granted October 24, 2019, October 26, 2020, and October 25, 2021, the threshold, target, and maximum performance percentages for all NEOs are 0%, 100%, and 200%, respectively.

VESTING SCHEDULE TABLE

Grant Date	Vesting Schedule Description
10/24/2013	Options: 1/3 per year beginning one year from grant date (fully vested as of 10/24/2016).
10/27/2014	Options: 1/3 per year beginning one year from grant date (fully vested as of 10/27/2017).
10/26/2015	Options: 1/3 per year beginning one year from grant date (fully vested as of 10/26/2018).
10/24/2016	Options: 1/3 per year beginning one year from grant date (fully vested as of 10/24/2019).
10/25/2017	Options: 1/3 per year beginning one year from grant date (fully vested 10/25/2020).
10/24/2018	Options: 1/3 per year beginning one year from grant date (fully vested 10/24/2021); RSA: 1/4 per year beginning one year from grant date (will be fully vested on 10/24/2022).
3/1/2019	RSA: 1/4 per year beginning one year from grant date (will be fully vested on 3/1/2023).
8/20/2019	RSA: 1/4 per year beginning one year from grant date (will be fully vested on 8/20/2023).
10/24/2019	RSU: 1/4 per year beginning one year from grant date (will be fully vested 10/24/2023); PSU: three-year performance period ends 8/31/2022 (if performance achieved, earned shares to be released on 10/24/2022).
1/31/2020	Options: One time-vesting option award will vest 1/3 per year beginning one year from the grant date (will be fully vested 1/31/2023); one time-vesting award with a premium exercise price will vest 1/3 per year beginning one year from grant date (will fully vest on 1/31/2023); and one performance-based option will become exercisable if both of the following criteria are satisfied: 4-year ratable vesting beginning one year from the grant date; and the Company stock price exceeds $225 per share for ten consecutive trading days.
3/2/2020	RSU: 1/4 per year beginning one year from grant date (will be fully vested 3/2/2024).
9/1/2020	Options: two performance-based options will become exercisable if both of the following criteria are satisfied: 4-year ratable vesting beginning one year from the grant date and the Company stock price exceeds $225 per share or $275 per share, respectively, for ten consecutive trading days.
10/26/2020	RSU: 1/4 per year beginning one year from grant date (will be fully vested 10/26/2024); PSU: three-year performance period ends 8/31/2023 (if performance achieved, earned shares will be released on 10/26/2023).
10/25/2021	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/25/2024); PSU: three-year performance period ends 8/31/2024 (if performance achieved, earned shares will be released on 10/25/2024).

Option Exercises and Stock Vested in Fiscal 2022

The following table provides information for the NEOs on the number of shares acquired upon the exercise of stock options, the vesting of RSAs or RSUs, and the value realized during fiscal 2022, each before payment of any applicable withholding tax and broker commissions.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Neil M. Ashe	—	—	—	—
Karen J. Holcom	5,438	316,218	3,859	758,001
Barry R. Goldman	—	—	2,100	414,249
Dianne S. Mills	—	—	1,522	297,070

[1]   The value realized is the closing market price on the day the stock options were exercised or the stock awards vested (less the exercise price, in the case of stock options), multiplied by the total number of shares that were exercised or that vested.

Pension Benefits in Fiscal 2022

The table below sets forth information for NEOs under the 2002 SERP as described in the following paragraphs.

The 2002 SERP is an unfunded, non-qualified retirement benefit plan that is offered to executive officers of the Company to provide retirement benefits above amounts available under the Company's tax-qualified defined contribution plans.

Benefits payable under the 2002 SERP are generally paid for 180 months (15 years) commencing on the executive's normal retirement date, which is defined as retirement at age 60. For Mr. Ashe, benefits are comprised of the following amounts: (a) a monthly amount equal to 2.8% ("standard accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "standard accrued benefit"); and (b) a second monthly amount equal to 1.4% ("incremental accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "incremental accrued benefit"). For Ms. Holcom and Mr. Goldman, benefits are comprised of a monthly amount equal to 2.8% ("modified accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "modified accrued benefit'). Average annual compensation is defined as the average of the executive's salary and short-term incentive payment for the three highest consecutive calendar years during the participant's service with the Company. An executive is credited with one year of service for each plan year while employed by the Company. Total years of credited service cannot exceed ten years, although compensation earned after completing ten years of credited service may be counted for purposes of determining the executive's average annual compensation and accrued benefit under the 2002 SERP. A reduced retirement benefit can commence between ages 55 and 60. We do not have a policy for granting extra years of credited service under the 2002 SERP, except in connection with a change in control as may be provided for in an executive's change in control agreement. Participants vest in their plan benefit after three years of credited service.

While benefits normally commence at age 60 and are paid in monthly installments over 15 years, benefits my be paid earlier or in a different form as follows:

- a participant could elect to receive a reduced retirement benefit commencing between ages 55 and 60;
- a participant could elect to receive their incremental accrued benefit in a lump sum;
- benefits can also be distributed early in the event of a severe financial hardship; and
- upon the occurrence of a Section 409A change in control event (as defined in the 2002 SERP), the 2002 SERP will be terminated consistent with the requirements of Treasury Regulation section 1.409A-3(j)(4)(ix)(B), and the Company will, within five days of such an event, pay to each participant a lump sum cash payment equal to the lump sum actuarial equivalent of the participant's accrued benefit as of such date.

When calculating the actuarial equivalent of the foregoing forms of benefit, the plan uses an interest rate equal to the lesser of 2.5% per annum or the yield on 10-Year U.S. Treasury Bonds.

The table below summarizes the benefits of each eligible NEO. Ms. Mills, who would have become an eligible participant for the plan when hired in March 2020, waived her participation right.

Name	Standard Accrued Benefit	Incremental Accrued Benefit	Modified Accrued Benefit	Total Benefit Percent
Neil M. Ashe	2.8%	1.4%	NA	4.2%
Karen J. Holcom	NA	NA	2.8%	2.8%
Barry R. Goldman	NA	NA	2.8%	2.8%

The amounts reported for the NEOs in the table below equal the present value of the accumulated benefit in the 2002 SERP at August 31, 2022. The assumptions used to calculate the present value of the accumulated benefit are described in the footnotes to the table.

Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Neil M. Ashe	2	2,484,036	—
Karen J. Holcom	3	498,153	—
Barry R. Goldman	3	479,484	—

[1] Mr. Ashe became an eligible participant when hired on January 8, 2020. Ms. Holcom and Mr. Goldman became eligible participants on September 1, 2019.

[2] The accumulated benefit in the 2002 SERP is based on service and earnings (base salary and bonus, as described above) considered by the 2002 SERP for the period through August 31, 2022. The present value has been calculated assuming the benefit is payable commencing at a retirement of age 65 for all NEOs except Mr. Ashe, where the present value has been calculated assuming the benefit is payable commencing at a retirement age of 60. The discount rate assumed in the calculation is 4.4% compared with 2.4% in the prior year.

Fiscal 2022 Non-Qualified Deferred Compensation

The Company maintains certain non-qualified deferred compensation plans that our NEOs may participate in. These non-qualified deferred compensation plans are described below.

2005 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2005 SDSP is an unfunded, non-qualified plan under which key associates, including our NEOs, are able to annually defer up to 50% of salary and STI Program awards as cash units. Ms. Holcom, Mr. Goldman, and Ms. Mills are also eligible to receive a Company matching contribution of their deferrals (50% of their deferrals, limited to 5% of their base salary and STI Program awards, which together is "total cash compensation"), and, for Ms. Holcom and Mr. Goldman, a pension make-up contribution received in lieu of benefits that would have been received under a frozen Company pension plan. Prior to January 1, 2022, Ms. Holcom, Mr. Goldman and Ms. Mills also received a supplemental contribution equal to 3% of their total cash compensation based on calendar year contributions, which was contributed in December. On October 25, 2021, the Compensation and Management Development Committee amended the 2005 SDSP to remove the supplemental contribution for all eligible participants, including Ms. Holcom, Mr. Goldman, and Ms. Mills. This amendment was effective for the plan year commencing in January 2022. As a result, the final supplemental contribution was made in December 2021.

Mr. Ashe is not eligible to receive the Company contributions under the 2005 SDSP because of the level of benefits that he receives under the 2002 SERP. Ms. Holcom and Mr. Goldman are eligible for the Company contributions to the plan at the same rate that other participants receive contributions due to the reduced rate at which the 2002 SERP benefit accrues for each of them.

Account balances under the 2005 SDSP earn interest income based on the prime rate. Interest is credited monthly and is compounded annually.

Employee contributions may be paid in a lump sum or up to ten annual installments at the executive's election. The executive may direct that deferrals and related earnings be credited to accounts to be distributed during employment (in-service accounts) and/or to a retirement account. In-service accounts may be distributed in a lump sum or up to ten annual installments no earlier than two years following the last deferral to the account. The executive may change the form of distribution twice during the period up to one year prior to termination or retirement, with the new distribution being delayed by at least an additional five years in accordance with Section 409A.

Company contribution accounts may be distributed in a lump sum or up to ten annual installments upon termination of employment. The executive may change the form of distribution twice during the period up to one year prior to termination of employment, with the new distribution being delayed by at least an additional five years in accordance with Section 409A.

2001 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2001 SDSP, which does not currently allow deferrals, covered the same general group of eligible associates and operated in a similar manner to the 2005 SDSP, except that it encompassed contributions by the executive and the Company that were vested as of December 31, 2004. These contributions were, therefore, not subject to the provisions of Section 409A. Executive deferrals may be distributed in a lump sum or up to ten annual installments beginning no sooner than five years following the calendar year of deferral. Company contributions will be distributed at or following termination in a lump sum or installments at the associate's election, which must be in place 24 months prior to termination. There were no deferrals or Company contributions into the 2001 SDSP during fiscal 2022. When the 2001 SDSP was active, Ms. Holcom and Mr. Goldman each received annual Company contributions to the 2001 SDSP at the same rate as other plan participants.

The table below provides fiscal 2022 information related to our NEOs in our non-qualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[4]
Neil M. Ashe[5]	NA	NA	NA	NA	NA	NA
Karen J. Holcom	2001 SDSP	—	—	351	—	9,670
	2005 SDSP	113,389	96,050	37,485	(59,424)	1,074,091
Barry R. Goldman	2001 SDSP	—	—	425	—	11,687
	2005 SDSP	40,413	51,654	40,385	(19,378)	1,128,247
Dianne S. Mills	2005 SDSP	31,993	40,116	3,645	—	122,971

[1] The amounts shown include salary deferrals and/or deferrals of amounts paid under the STI Program. The salary portion of the amounts reflected above is included in the amount reported as "Salary" in the Fiscal 2022 Summary Compensation Table as follows: Ms. Holcom, $50,000 and Ms. Mills, $18,750. The deferred STI Program award portion of the amounts shown above is included in the amount reported as "Non-Equity Incentive Plan Compensation" in the Fiscal 2022 Summary Compensation Table as follows: Ms. Holcom, $63,389, Mr. Goldman, $40,413, and Ms. Mills, $13,243.

[2] The amounts shown are not included in the Summary Compensation Table for Fiscal 2022. These amounts consist of interest credited to each NEOs account balance during fiscal 2022, which balance may include deferred compensation from prior periods. The amounts in this column do not include the previously deferred compensation. None of the fiscal 2022 earnings were preferential or considered above-market.

[3] The amounts shown are not included in the Fiscal 2022 Summary Compensation Table. The amounts shown for Ms. Holcom and Mr. Goldman consist of distributions of prior period deferrals of compensation along with related interest earned. Participants may elect such distributions at the time deferral elections are made.

[4] A portion of amounts shown in this column for the 2005 SDSP were previously reported as compensation in the Summary Compensation Table for this year and for prior years as follows: Ms. Holcom, $470,989, Mr. Goldman, $219,686, and Ms. Mills, $118,251. The amounts shown also include participant deferrals, Company contributions, and interest credited in prior fiscal periods when Ms. Holcom and Mr. Goldman were not NEOs and for Ms. Mills beginning as of her date of employment with the Company.

[5] Mr. Ashe does not participate in the non-qualified deferred compensation plans.

Employment Arrangements

At the time we first hire an associate, we generally provide the associate with a letter outlining the effective date of their employment, the basic compensation arrangements for the associate's at-will employment, any benefits to which the associate is entitled, and whether the associate is entitled to participate in any severance or change in control benefits. We do not have employment contracts with any of our associates, including our NEOs. All NEOs are entitled to participate in benefit plans and perquisites afforded to executives at their level and coverage under the Company's directors' and officers' liability insurance coverage. A summary of current employment arrangements with our NEOs is provided in the table below.

Fiscal 2022 Employment Arrangements		
Neil M. Ashe	Salary	$1,000,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary (effective for fiscal 2022)
Karen J. Holcom	Salary	$ 500,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Barry R. Goldman	Salary[1]	$ 450,000 (increased from $425,000 effective November 1, 2021)
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Dianne S. Mills	Salary	$ 450,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary

[1] The salary increase to Mr. Goldman reflected individual performance and results of a market assessment of comparable positions in our peer group.

See *Potential Payments upon Termination* for a description of each NEO's severance agreement and change in control agreement.

Potential Payments upon Termination

We have entered into severance agreements and change in control agreements with each of our NEOs. The material terms of these agreements are described below and the potential payments upon termination are shown in the table that follows.

Severance Agreements

The severance agreements for the NEOs provide benefits to our NEOs in the event the executive's employment is involuntarily terminated by us without cause, or for Mr. Ashe only, in the event that he terminates his employment for good reason any time after a change in control. The agreements terminate without payment in the event an executive is terminated for cause, dies, incurs a disability, or voluntarily terminates (other than in the case of Mr. Ashe, a voluntary termination in connection with a qualifying good reason).

The severance agreements are effective until terminated in accordance with the provisions of each agreement and provide the following benefits to our NEOs for the severance period shown for each NEO.

Severance Benefit	Ashe (2 yrs)	Holcom (1 yr)	Goldman (1 yr)	Mills (1 yr)
A severance payment consisting of continuation of the then current monthly base salary for the severance period	✔	✔	✔	✔
A lump sum payment equal to the greater of (i) a predetermined percentage of base salary (as described for each executive therein) and (ii) the annual bonus that would be payable based upon the Company's actual performance, in each case, calculated on a pro rata basis and payable at the same time that bonuses are otherwise payable under the Company's bonus plan	✔ (130%)	✔ (100%)	✔ (100%)[1]	✔ (100%)[1]
A lump sum payment equal to accrued but unused vacation or sick pay as determined under the Company's policy [2]	✔	✔	✔	✔
Continuation of health care and life insurance coverage for the severance period	✔	✔	✔	✔
Accrual of additional credited service under the 2002 SERP during the severance period[3]	✔	✔	✔	
Outplacement services not to exceed 10% of base salary	✔	✔	✔	✔
Vesting of certain equity awards during the severance period	[4]	[5]	[5]	[5]

[1] On October 25, 2021, we amended the severance agreements for Mr. Goldman and Ms. Mills to increase this percentage from 75% to 100% to match their Target Award Opportunity approved by the Compensation and Management Development Committee under the STI Program.

[2] Based on current Company policy, none of the NEOs would receive a payment for accrued but unused vacation or sick pay.

[3] Mr. Ashe, Ms. Holcom, and Mr. Goldman would receive additional years of credited service if a terminating event occurs prior their attainment of three years of credited service.

[4] For Mr. Ashe, continued vesting of stock options, RSAs or RSUs, and performance stock or PSUs, during the severance period.

[5] For Ms. Holcom, Mr. Goldman, and Ms. Mills, the vesting and exercisability of all outstanding equity awards will be in accordance with the terms of the respective award agreements.

Under the severance agreement for Mr. Ashe, a termination of employment by Mr. Ashe for "good reason" means the occurrence of any of the following acts, after a Change in Control, which is not corrected within 30 days after written notice is given to us by Mr. Ashe:

- a material diminution in authority, duties or responsibilities (including reporting responsibilities), which, in executive's judgment, represents an adverse change in status, title, position, or responsibilities;

- a reduction in the executive's base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due;

- requiring the executive to be based more than 50 miles from the primary workplace where executive is currently based, except for reasonably required business travel; or

- a material breach by us of the severance agreement.

Under the severance agreement for Mr. Ashe, the Change in Control definition is the same at that used in Mr. Ashe's change in control agreement, described below.

Under the severance agreements, the involuntary termination of an executive by the Company for "cause," which results in the termination of the severance agreement and for which no benefits would be payable, occurs for the following reasons:

- termination is the result of an act or acts by the executive which have been found in an applicable court of law to constitute a felony (other than traffic-related offenses);

- termination is the result of an act or acts by the executive which are in the good faith judgment of the Company to be in violation of law or of written policies of the Company and which result in material injury to the Company;

- termination is the result of an act or acts of dishonesty by the executive resulting or intended to result directly or indirectly in gain or personal enrichment to the executive at the expense of the Company; or

- the continued failure by the executive substantially to perform the duties reasonably assigned to him, after a demand in writing for substantial performance of such duties is delivered by the Company.

The severance agreement for Mr. Ashe also provides that the Company will pay his reasonable legal fees and related expenses if he were to bring a legal claim for benefits and were successful to a significant extent in enforcing his rights under the severance agreement.

The severance agreements of all NEOs contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition, and benefits under such severance agreements are subject to the execution of a release. With respect to Ms. Holcom, Mr. Goldman, and Ms. Mills, in the event of certain breaches of the covenants set forth in the severance agreement by the executive, such executive would be required to reimburse the Company 70% of the severance amounts payable thereunder.

Change in Control Agreements

The change in control agreements are intended to provide the NEOs with security against the possibility of employment loss that may result following a change in control so that they may devote their energies to meeting the business objectives and needs of the Company and its stockholders.

The change in control agreements are effective until terminated in accordance with the provisions of the agreements, except during a covered period, which includes the six months prior to a change in control event and continues for two years following a change in control. However, the term of the change in control agreements will not expire during a threatened change in control period (as defined in the change in control agreements) or prior to the expiration of two years following a change in control.

The change in control agreements are double trigger and provide the following benefits to our NEOs in the event employment is terminated for other than cause, or by executive for good reason:

Change in Control Benefits	Ashe (3x)	Holcom (1.5x)	Goldman (1.5x)	Mills (1.5x)
A lump sum cash payment equal to a multiple of the base salary (greater of the base salary in effect on the date of termination or during the 90 day period prior to a change in control)	✔	✔	✔	✔
A lump sum cash payment equal to a multiple of the pro rata bonus which is the greatest of: the most recent bonus paid, the annual bonus payable (at target) during which the termination or change in control occurs, or the average of the annual bonus paid during the last three fiscal years	✔	✔	✔	✔
Continuation of health and welfare benefits, including, as applicable, medical, dental benefits, disability, and life insurance for the specified term	✔	✔	✔	✔
Cash payment representing additional amounts of participation in our defined contribution plan and non-qualified deferred compensation plan for the specified term	✔	✔	✔	✔
Cash payment equal to the lump sum actuarial equivalent of the accrued benefit under the 2002 SERP as of the date of termination of employment, whether or not the accrued benefit has vested	✔			
Accrual of up to a total of three years of credited service under the 2002 SERP, if termination occurs before three years of credited service has been earned		✔	✔	
Better net cutback[1]	✔	✔	✔	✔
Accelerated vesting of stock options, RSA or RSU awards and performance stock or PSU awards (at 100% of target)[2][3]	✔	✔	✔	✔

[1] If the payments to be made under the change in control agreement would be subject to such excise tax, (a) the net benefit after excise payments will be compared to (b) the net benefit if covered payments are limited to the extent necessary to avoid excise payments. If the net amount payable in (a) is less than that payable under (b), then the payment will be reduced in a manner that maximizes executive's economic position.

[2] For Mr. Ashe, stock option awards with price targets will only be accelerated if such stock price targets have been achieved as of the termination date and any performance stock awards would be accelerated at the target level.

[3] For Mr. Ashe, the Company may be required to immediately purchase for cash, on demand, at the then per-share fair market value, any shares of unrestricted stock and shares purchased upon the exercise of options.

The change in control agreements provide benefits to our NEOs in the event employment is terminated by the Company for cause, due to disability, by reason of death, or by executive for other than good reason. Benefits in these events are as follows: all amounts earned or accrued through the termination date, including base salary, reimbursement of reasonable and necessary expenses, vacation pay, and sick leave.

In addition, the Company will pay all legal fees and related expenses incurred by the officer arising out of any disputes related to his termination of employment or claims under the change in control agreement if, in general, the circumstances for which he has retained legal counsel occurred on or after a change in control.

For purposes of the change in control agreements, a change in control is defined as one or more of the following:

- the acquisition of 30% or more of the combined voting power of our then outstanding voting securities (other than certain acquisitions by Company fiduciaries or certain internal reorganizations);
- a change in more than 50% of the members of our Board, who were either members as of the distribution date or were nominated or elected by a vote of two-thirds of those members or members so approved;
- consummation of a merger or consolidation through which our stockholders no longer hold more than 60% of the combined voting power of our outstanding voting securities resulting from the merger or consolidation in substantially the same proportion as prior to the merger or consolidation;
- consummation of a complete liquidation or dissolution or the sale or other disposition of all or substantially all of our assets; or
- the approval by stockholders of the sale of all or substantially all of the assets of the Company or any merger, consolidation, issuance of securities, or purchase of assets, the result of which would be the occurrence of any of the events described in the prior two bullets.

Under the change in control agreement, a termination for cause for Mr. Ashe is a termination evidenced by a resolution adopted by two-thirds of the Board (for Ms. Holcom, Mr. Goldman, and Ms. Mills, upon the reasonable determination by the Company) that the executive:

- intentionally and continually failed to substantially perform their duties, which failure continued for a period of at least 30 days after a written notice of demand for substantial performance has been delivered to the executive specifying the manner in which the executive has failed to substantially perform; or
- intentionally engaged in conduct that is demonstrably and materially injurious to us, monetarily or otherwise.

The executive will not be terminated for cause until he or she has received a copy of a written notice setting forth the misconduct described above and until he or she has been given an opportunity to be heard by the Board.

Under the change in control agreements, disability has the meaning ascribed to such term in our long-term disability plan or policy covering the executive, or in the absence of such plan or policy, a meaning consistent with Section 22(e)(3) of the Internal Revenue Code.

Under the change in control agreements, good reason means the occurrence of any of the following events or conditions in connection with a change in control:

- a material diminution in authority, duties, or responsibilities, which, in executive's judgment, represents an adverse change in status, title, position, or responsibilities;
- with respect to Mr. Ashe, any reduction in the executive's base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due and with respect to Ms. Holcom, Mr. Goldman, and Ms. Mills a reduction of more than 10% of such executive's base salary in effect immediately prior to a change in control;
- requiring the executive to be based more than 50 miles from the primary workplace where the executive is currently based, except for reasonably required business travel; or
- a material breach by us of the severance agreement (or in the case of Mr. Ashe, a material breach by us of the terms of the employment letter dated January 8, 2020).

Other Possible Payments upon Death, Disability, and Retirement

The following describes possible payments upon an NEO's death, disability, or retirement in accordance with the terms of certain of the Company's compensation plans.

Death/Disability

- For all participants in the Omnibus Incentive Plan, stock options become fully vested and are exercisable to the earlier of the expiration date or one year after the event, and RSAs, RSUs, and PSUs become fully vested and are immediately payable (at Target for PSUs).

- For all participants in the Company's 401(k) Plan, the 2001 SDSP, and the 2005 SDSP, any Company contributions become vested and are payable upon death, or total and permanent disability.

Retirement

- For all participants in the Omnibus Incentive Plan with stock options who are age 55 and above, vested stock options are exercisable to the earlier of the expiration date or five years after retirement; unvested options are forfeited.

- For all participants in the Omnibus Incentive Plan with RSU and PSU awards granted from October 24, 2019 until October 25, 2020 who have attained age 60 and have at least ten years of service, awards continue to vest following retirement. For all participants, RSU and PSU awards granted prior to October 24, 2019 and after October 25, 2020 do not have this provision and will receive no additional vesting following retirement.

- For all participants in the Omnibus Incentive Plan with PSU awards granted on or after October 26, 2020 who have 5 years of service will receive a pro-rata portion of the award that will remain outstanding and available to vest following a participant's termination, except in the event of termination for cause. Such pro-rata portion will be calculated based on the portion of the service period worked between the grant date and termination date in one-year increments. For example, if a participant works more than one year from the grant date but less than two years from the grant date, such participant would be eligible to receive one-third of the PSU, payable at the performance level achieved at the end of the performance period.

Potential Payments Upon Termination Table

The following table sets forth potential benefits that our NEOs would be entitled to receive upon termination of employment in each termination situation shown. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the NEOs, which would only be known at the time they become eligible for payment. The amounts shown in the table are the amounts that could be payable under existing plans and arrangements if the NEO's employment had terminated at August 31, 2022. Values for the accelerated vesting of stock option, RSA, RSU, and PSU grants are based on the closing price of our common stock of $163.93 on the NYSE on August 31, 2022.

The table does not include amounts that the executives would be entitled to receive that are already described in the compensation tables, including the value of equity awards that are already vested, amounts payable under defined benefit pension plans, and amounts previously deferred into the deferred compensation plans. In the event the NEO is entitled to benefits under both the severance agreement and the change in control agreement, the NEO is entitled to receive benefits under whichever agreement provides the greater aggregate value. No additional amounts are due in the event of a voluntary resignation by our NEOs.

Name	Change in Control with Termination ($)	Termination without Cause ($)	Termination with Good Reason ($)	Retirement ($)	Death or Disability ($)	Termination with Cause ($)
Neil M. Ashe						
Cash Severance[1]	6,900,000	3,300,000	3,300,000	—	—	—
Retirement Benefits	6,428,013	4,802,331	4,802,331	—	—	—
Health and Welfare Benefits[2]	90,195	60,130	60,130	—	—	—
Outplacement Counseling	—	100,000	100,000	—	—	—
Additional Company Contributions[3]	32,940	21,960	21,960	—	—	—
Long-Term Incentives[4]	9,434,095	—	—	—	9,434,095	—
Total Lump Sum	22,885,243	8,284,421	8,284,421	—	9,434,095	—
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	22,885,243	8,284,421	8,284,421	—	9,434,095	—

Name	Change in Control with Termination ($)	Termination without Cause ($)	Termination with Good Reason ($)	Retirement ($)	Death or Disability ($)	Termination with Cause ($)
Karen J. Holcom						
Cash Severance[1]	1,500,000	1,000,000	—	—	—	—
Retirement Benefits	440,092	—	—	—	—	—
Health and Welfare Benefits[2]	29,417	19,611	—	—	—	—
Outplacement Counseling	—	50,000	—	—	—	—
Additional Company Contributions[3]	24,879	16,586	—	—	—	—
Long-Term Incentives[4]	3,334,664	—	—	1,491,927	3,334,664	—
Total Lump Sum	**5,329,052**	**1,086,197**	**—**	**1,491,927**	**3,334,664**	**—**
Estimated Better Net Impact[5]	(568,030)	NA	NA	NA	NA	NA
Total Payment	**4,761,022**	**1,086,197**	**—**	**1,491,927**	**3,334,664**	**—**
Barry R. Goldman						
Cash Severance[1]	1,343,750	895,833	—	—	—	—
Retirement Benefits	613,985	—	—	—	—	—
Health and Welfare Benefits[2]	44,514	29,676	—	—	—	—
Outplacement Counseling	—	45,000	—	—	—	—
Additional Company Contributions[3]	26,633	17,755	—	—	—	—
Long-Term Incentives[4]	1,635,694	—	—	675,883	1,635,694	—
Total Lump Sum	**3,664,576**	**988,264**	**—**	**675,883**	**1,635,694**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**3,664,576**	**988,264**	**—**	**675,883**	**1,635,694**	**—**
Dianne S. Mills						
Cash Severance[1]	1,350,000	900,000	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	45,272	30,181	—	—	—	—
Outplacement Counseling	—	45,000	—	—	—	—
Additional Company Contributions[3]	16,470	10,980	—	—	—	—
Long-Term Incentives[4]	1,740,281	—	—	—	1,740,281	—
Total Lump Sum	**3,152,023**	**986,161**	**—**	**—**	**1,740,281**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**3,152,023**	**986,161**	**—**	**—**	**1,740,281**	**—**

[1] For benefits related to a change-in-control, this represents payments under the change in control agreements, which are equal to a multiple of salary and the greatest of current year bonus (at target), prior year bonus, or average of bonus for last three years, subject to proration. For benefits related to a severance agreement (i.e., termination without cause or, for Mr. Ashe, termination for good reason following a change in control), this represents salary for the severance period plus a cash payment equal to the greater of (i) a predetermined percentage of base salary and (ii) the annual bonus that would be payable based upon the Company's actual performance, subject to proration.

[2] Includes payments of continued health and welfare benefits as outlined in change in control agreements and severance agreements.

[3] Includes payments of additional benefits as outlined in change in control agreements and severance agreements including the present value of additional credited service in the 2002 SERP, as well as additional contributions into the deferred compensation plan and annual Company contributions in the 401(k) plan, if applicable, equal to the number of months associated with each NEOs' payout multiple.

[4] The value realized on unvested equity awards represents the fair market value of unvested awards at August 31, 2022, using our closing price of $163.93 on that date, less the exercise price of unvested options. No payment is made for unvested options where the exercise price is greater than our year-end closing price. For Mr. Ashe, stock option awards with price targets will be accelerated upon a terminating event only if such stock price targets have been achieved as of the termination date and performance stock or PSUs awards would be accelerated upon a terminating event at the target level.

[5] The change in control agreements provide that if the payments to be made under the change in control agreement would be subject to excise tax, (a) the net benefit after excise payments will be compared to (b) the net benefit if covered payments are limited to the extent necessary to avoid excise payments. If the net amount payable in (a) is less than that payable under (b), then the payment will be reduced in a manner that maximizes the executive's economic position.

CEO Pay Ratio

SEC Rules require us to annually disclose the total annual compensation of our CEO, the median of the total annual compensation of all associates other than our CEO, and the ratio of the total annual compensation of our CEO to that of our median associate (the "CEO Pay Ratio"). The following CEO Pay Ratio disclosure for fiscal 2022 is the Company's reasonable, good faith estimate calculated in accordance with the requirements of Item 402(u) of Regulation S-K and Section 954(6) of the Dodd-Frank Act and may not be comparable to the pay ratio disclosures of other companies.

Identification of Median Associate

Because there were no significant changes to our associate population or our associate compensation programs that we believe would result in a significant change to our CEO Pay Ratio disclosure, we are permitted under SEC rules to use the same median associate that we identified for fiscal 2021 for fiscal 2022. However, the median employee we identified for fiscal 2021 terminated employment. Therefore, as allowed by SEC rules, we identified an alternate median employee whose fiscal 2021 compensation was similar to (but slightly lower than) our fiscal 2021 median associate.

To determine our median associate in fiscal 2021, we used August 31, 2021 as the measurement date. As of such date, the Company had 12,994 associates, of which 3,776 (29.1%) were employed in the United States, 8,441 (65.0%) were employed in Mexico, 506 (3.9%) were employed in Canada, and 271 (2.1%) were employed in other non-U.S. locations, including Europe and the Asia/Pacific region. We then used the following multi-step process to identify the fiscal 2021 median associate:

- We reviewed the total headcount as of August 31, 2021, in each of the jurisdictions in which we conduct business and excluded 271 associates in non-U.S. locations other than Canada and Mexico under the de minimis 5% exclusion. The excluded associates are located in each of following jurisdictions: the United Kingdom (101), France (77), the Netherlands (61), China (27), Germany (3), Italy (1), and Sweden (1). We included all full-time and part-time associates and excluded Mr. Ashe, independent contractors, and leased workers. After permissible exclusions, our total headcount as of the measurement date was 12,723 associates of our 12,994 total associate population, or 97.9%.

- As permitted under the SEC rules, we then calculated the total cash compensation for the 12-months prior to the measurement date for all individuals who were employed on the measurement date, annualizing total cash compensation for any full-time associate that commenced employment in the current fiscal year. We converted the calculated total cash compensation for non-U.S. associates to U.S. dollars using the average currency exchange rate for the fiscal year period. We believe the use of total cash compensation is an appropriate consistently applied compensation measure for purposes of this analysis. Using this annual cash compensation data, we identified the median associate.

Fiscal 2022 CEO Pay Ratio

For fiscal 2022, the median of the total annual compensation of all of the Company's associates, other than Mr. Ashe, was $10,653, which equals the total compensation of our median associate identified in fiscal 2021 calculated in the same manner as the "Total Compensation" shown for Mr. Ashe and the other NEOs in the Summary Compensation Table.

Mr. Ashe's total annual compensation, as reported in the "Total Compensation" column of the fiscal 2022 Summary Compensation Table was $7,799,094. Based on this information, the CEO Pay Ratio is estimated to be 732 to 1. For fiscal 2022, a substantial portion of Mr. Ashe's total compensation was in the form of RSU and PSU awards that had a grant date fair value of approximately $5,000,154. Excluding the grant date fair value of these awards, Mr. Ashe's total annual compensation for fiscal 2022 would be $2,798,940 and the CEO Pay Ratio would be 263 to 1.

Alternate Ratio Calculation: Since the majority of the Company's associate population is not based in the U.S., the Company is providing alternative pay ratio calculations using the Company's U.S. median associate identified in fiscal 2021. For fiscal 2022, the median of total annual compensation of all of the Company's U.S. associates, other than Mr. Ashe, was $79,290, which equals the total compensation of our U.S. median associate. Mr. Ashe's total annual compensation, as reported in the "Total Compensation" column of the fiscal 2022 Summary Compensation Table was $7,799,094. Based on this information, the CEO Pay Ratio for the median U.S. associate is estimated to be 98 to 1. If the grant date fair value of the RSU and PSU awards is excluded from Mr. Ashe's total annual compensation, as described above, Mr. Ashe's total annual compensation for fiscal 2022 would be $2,798,940 and the CEO Pay Ratio for the U.S. median associate would be 35 to 1.

Stock Ownership

Equity Compensation Plans

The following table provides information as of August 31, 2022 about equity awards under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by the security holders[1]	1,528,668 [2]	$ 132.50 [3]	2,114,532 [4]
Equity compensation plans not approved by the security holders	NA	NA	NA
Total	1,528,668		2,114,532

[1] Includes the Omnibus Incentive Plan that was approved by our stockholders on January 5, 2022, the Employee Stock Purchase Plan, amended and restated effective March 1, 2006, that was approved by our sole stockholder in November 2001, the 2006 Nonemployee Directors' Deferred Compensation Plan (the "2006 NEDC") that was approved by our sole stockholder in November 2001, and the 2011 Nonemployee Director's Deferred Compensation Plan (the "2011 NEDC") that was approved by our stockholders in January 2012.

[2] Includes 1,040,319 stock options, 305,092 RSUs, 101,433 PSUs (at target), and 81,824 deferred stock units.

[3] Represents the weighted-average exercise price of outstanding stock options noted in footnote 2.

[4] Represents the number of shares available for future issuance under stockholder approved equity compensation plans, including, 1,114,265 shares available for grant without further stockholder approval under the Omnibus Incentive Plan and 1,000,267 shares available for issuance under the Employee Stock Purchase Plan. No further awards may be granted under the 2006 NEDC or the 2011 NEDC. The shares previously available for issuance under the 2011 NEDC were transferred to the Omnibus Incentive Plan upon stockholder approval of that plan on January 5, 2022, as noted above.

Beneficial Ownership of the Company's Securities

The following table sets forth information concerning beneficial ownership of our common stock as of December 5, 2022, unless otherwise indicated, by each of the directors and nominees for director, by each of the NEOs, by all directors and executive officers as a group, and by beneficial owners of more than five percent of our common stock. None of our executive officers or non-employee directors hold any of our stock subject to pledge.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1][2][3]	Percent of Shares Outstanding[4]	Stock Units Held in Company Plans[5]
Neil M. Ashe	268,073	*	53,083
Marcia J. Avedon, Ph.D.	—	*	545
W. Patrick Battle	3,238	*	7,422
Michael J. Bender	—	*	300
G. Douglas Dillard, Jr.	10,796	*	5,752
Barry R. Goldman	12,247	*	12,410
James H. Hance, Jr.	15,969	*	182
Karen J. Holcom	18,757	*	23,820
Maya Leibman	169	*	3,315
Dianne S. Mills	2,868	*	14,888
Laura G. O'Shaughnessy	1,479	*	3,456
Dominic J. Pileggi	745	*	9,794
Ray M. Robinson	5,462	*	30,848
Mark J. Sachleben	112	*	1,578
Mary A. Winston	4,027	*	3,071
All directors and executive officers as a group (15 persons)	343,942	1.1%	170,464
FMR, LLC[6]	5,234,522	16.3%	NA
The Vanguard Group[7]	3,318,877	10.3%	NA
BlackRock, Inc.[8]	2,956,798	9.2%	NA

* Represents less than 1% of our common stock.

[1] Subject to applicable community property laws, and except as otherwise indicated, shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee, or trustee for the beneficial owner's account. Also, except as otherwise indicated, each beneficial owner has sole voting and investment power with respect to all shares shown.

[2] Includes shares that may be acquired within 60 days of December 5, 2022 upon the exercise of stock options, as follows: Mr. Ashe, 266,666 shares; Ms. Holcom, 7,896 shares; Mr. Goldman, 9,157; and all executive officers as a group, 283,719 shares.

[3] Includes time-vesting RSAs granted under our Omnibus Incentive Plan, portions of which vest in January 2023; February 2023; March 2023; June 2023; August 2023 and 2024. The directors and executives have sole voting power over their RSA shares. RSA shares are included for the following individuals: Mr. Goldman, 189 shares; Mr. Hance, 674 shares; Ms. Holcom, 1,390 shares; Ms. Leibman, 56 shares; Ms. O'Shaughnessy, 751 shares; Mr. Robinson, 674 shares; Mr. Sachleben, 74 shares; Ms. Winston, 674 shares; and all current directors and executive officers as a group, 4,482 shares.

[4] Based on an aggregate of 32,077,028 shares of Acuity Brands common stock issued and outstanding as of December 5, 2022.

[5] Includes stock units held by non-employee directors in the 2006 NEDC and 2011 NEDC, and DSUs held in the Omnibus Incentive Plan as shown for each director; RSUs and PSUs (at target) as shown for Ms. Holcom, Mr. Goldman and Ms. Mills. Stock units, DSUs, RSUs and PSUs are counted for purposes of compliance with the Company's share ownership guidelines.

[6] This information is based on a Schedule 13G/A filed with the SEC by (a) FMR, LLC and (b) Abigail P. Johnson, director, chairman and CEO of FMR, LLC, each with principal business office at 245 Summer Street, Boston, Massachusetts 02210 on February 9, 2022, containing information as of December 31, 2021, in which the reporting persons report sole voting power with respect to 538,795 shares and sole dispositive power with respect to 5,234,522 shares.

[7] This information is based on a Schedule 13G/A filed with the SEC by The Vanguard Group, 100 Vanguard Blvd., Malvern, Pennsylvania 19355, on July 11, 2022, containing information as of June 30, 2022, in which the reporting person reports shared voting power with respect to 12,194 shares, sole dispositive power with respect to 3,272,579 shares, and shared dispositive power with respect to 46,298 shares.

[8] This information is based on a Schedule 13G/A filed with the SEC by BlackRock, Inc., 55 East 52nd Street, New York, New York 10022, on March 11, 2022, containing information as of December 31, 2021, in which the reporting person reports sole voting power with respect to 2,770,228 shares and sole dispositive power with respect to 2,956,798 shares.

Certain Relationships and Related Party Transactions

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. Generally, our executive officers are elected annually and serve at the pleasure of the Board.

We have transactions in the ordinary course of business with unaffiliated corporations and institutions, or their subsidiaries, for which certain of our non-employee directors serve as directors. None of our directors serve as executive officers of those companies. Management believes the directors had no direct or indirect material interest in transactions in which we engaged with those companies during the fiscal year.

With respect to those companies having common non-employee directors with us, management believes the directors had no direct or indirect material interest in transactions in which we engaged with those companies during the fiscal year.

Under our Code of Ethics and Business Conduct, all transactions involving a conflict of interest, including related party transactions, are generally prohibited. The Code of Ethics and Business Conduct requires directors and associates to disclose in writing any beneficial interest they may have in any firm seeking to do business with us or any relationship with any person who might benefit from such a transaction. In certain limited circumstances, our Governance Committee may grant a written waiver for certain activities, relationships, or situations that would otherwise violate the Code of Ethics and Business Conduct, after the director or associate has disclosed in writing to the Governance Committee all relevant facts and information concerning the matter.

Under our Corporate Governance Guidelines and Governance Committee Charter, the Governance Committee annually reviews the qualifications of directors, including any other public company boards on which each director serves. Directors must advise the Board Chair prior to accepting membership on any other public company board. In addition, our Related Person Transaction Policy requires the advance review and approval by the Audit Committee of any proposed related party transaction and sets forth procedures and outlines factors to be considered in such instance.

Management also follows additional written procedures to identify related party transactions. These procedures are carried out annually at the direction of the Governance Committee in connection with evaluating directors and director nominees.

Additional quarterly procedures are also completed to affirm no changes to annual representations. As part of these quarterly procedures, we request that each director and executive officer verify and update the following information:

- a list of immediate family members;
- a list of entities where the director or executive officer is an associate, director, or executive officer;
- each entity where an immediate family member of a director or executive officer is an executive officer;
- each entity in which the director or executive officer or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest; and
- each charitable or non-profit organization where the director or executive officer or an immediate family member is an associate, executive officer, director, or trustee.

We compile a list of all such persons and entities. The list is reviewed and updated and then distributed within the Company to identify potential transactions through comparison to ongoing transactions along with payment and receipt information. Transactions are compiled for each person and entity and then reviewed for relevancy. Any relevant information identified is presented to the appropriate governing body for review and/or action.

Questions Relating to this Proxy Statement

Information about our Virtual Annual Meeting

Our Annual Meeting will be held in a virtual format only via the Internet. There will be no physical meeting location for stockholders to attend. We believe a virtual meeting allows broader access by our stockholders and other interested parties and have taken steps to ensure that stockholders will have the same rights and opportunities to participate as they would have had at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically, and submit questions before and during the virtual Annual Meeting. The recording of the virtual Annual Meeting, including the question and answer session, will be available at *www.virtualshareholdermeeting.com/AYI2023* for twelve months after the date of this Annual Meeting.

How do I attend the virtual Annual Meeting?

To participate in the virtual Annual Meeting, visit *www.virtualshareholdermeeting.com/AYI2023* on January 25, 2023 and enter your 16-digit control number included on your proxy card, your Notice of Internet Availability, or the instructions included with your proxy materials. The meeting will begin promptly at 1:00 p.m. ET on January 25, 2023. Online access will begin fifteen (15) minutes prior to the start of the meeting. If you are unable to locate your 16-digit control number, you will be able to login as a guest. However, if you login as a guest, you will not be able to vote your shares or ask questions during the meeting.

The virtual meeting platform is supported across most Internet browsers and devices (desktop computers, laptop computers, tablets, and smart phones) running updated versions of applicable software and plugins. Stockholders should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Stockholders should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

Can I ask a question at the virtual Annual Meeting?

Yes, you will be able to submit questions electronically during the Annual Meeting by using the "Ask a Question" field during the webcast if you have logged in using your control number on your proxy card or Notice of Internet Availability. After entering your 16-digit control number, you may also submit a question prior to the meeting on the voting website at *www.proxyvote.com* by selecting the "Question for Management" field.

During the live question and answer session of the meeting, members of our executive leadership team will answer questions as they come in, as time permits. To ensure the meeting is conducted in a manner that is fair to all stockholders, the Chair of the meeting (or such other person designated by our Board), may exercise broad discretion in recognizing stockholders who wish to participate, the order in which questions are asked, and the amount of time devoted to any one question. However, we reserve the right to edit or reject questions we deem profane or otherwise inappropriate. During the meeting, details for submitting written questions will be available at *www.virtualshareholdermeeting.com/AYI2023.*

What do I do if I have technical difficulties during the virtual Annual Meeting?

If you have any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting login page.

Other Questions

What is a proxy?

It is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for this Annual Meeting. These officers are Neil M. Ashe and Karen J. Holcom.

What is a proxy statement?

It is a document that SEC regulations require us to give you when we ask you to vote over the Internet, by telephone, or (if you received a proxy card by mail) by signing and returning a proxy card designating Neil M. Ashe and Karen J. Holcom as proxies to vote on your behalf.

Who is soliciting proxies in connection with this Proxy Statement?

The Board is furnishing this information in connection with the solicitation of proxies for the Annual Meeting of stockholders for fiscal year 2022 to be held on January 25, 2023.

Who is entitled to vote at the meeting?

Only owners of shares of common stock of the Company at the close of business on December 5, 2022, the record date, are entitled to vote at the meeting, or at any adjournments or postponements of the meeting. Each owner on the record date is entitled to one vote for each share of common stock held. There were 32,077,028 shares of common stock issued and outstanding on the record date.

What is the record date and what does it mean?

December 5, 2022 is the record date for this Annual Meeting. The record date is established by the Board as required by Delaware law. Owners of record of our common stock at the close of business on the record date are entitled to receive notice of the meeting and vote at the meeting and any adjournments or postponements of the meeting.

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a printed set of proxy materials?

Pursuant to rules adopted by the SEC, we are permitted to furnish our proxy materials over the Internet to our stockholders by delivering a Notice of Internet Availability of Proxy Materials in the mail. Unless requested, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you how to access and review the Proxy Statement and 2022 Annual Report over the Internet at *www.proxyvote.com*. The Notice of Internet Availability of Proxy Materials also instructs you how you may submit your proxy over the Internet, or how you can request a full set of proxy materials, including a proxy card to return by mail. If you received a Notice of Internet Availability of Proxy Materials in the mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials provided in the Notice of Internet Availability of Proxy Materials.

What is the difference between a stockholder of record and a stockholder who holds stock in street name?

If your shares are registered in your name with our transfer agent, Computershare, you are a stockholder of record. If your shares are held in the name of your broker, bank, trustee, or other nominee, your shares are held in street name. If you hold your shares in street name, you will have the opportunity to instruct your broker, bank, trustee, or other nominee as to how to vote your shares. Street name stockholders may only vote in person if they have a legal proxy as discussed in detail below.

How do I vote as a stockholder of record?

As a stockholder of record, you may vote by one of the four methods described below:

By the Internet. You may give your voting instructions by the Internet as described in the Notice of Internet Availability of Proxy Materials, proxy materials email, or any proxy card you receive. This method is also available to stockholders who hold shares in the Direct Stock Purchase Plan or in a 401(k) plan we sponsor. The Internet voting procedure is designed to verify the voting authority of stockholders. You will be able to vote your shares by the Internet and confirm that your vote has been properly recorded. Please see the Notice of Internet Availability of Proxy Materials, proxy materials email, or any proxy card you receive for specific instructions.

By Telephone. You may give your voting instructions by calling 1-800-690-6903. This method is also available to stockholders who hold shares in the Direct Stock Purchase Plan or in a 401(k) plan we sponsor. The telephone voting procedure is designed to verify the voting authority of stockholders. The procedure allows you to vote your shares and to confirm that your vote has been properly recorded. Please see your proxy card (if you received a proxy card) for specific instructions.

By Mail. You may sign and date your proxy card (if you received a proxy card) and mail it in the prepaid and addressed envelope enclosed therewith.

During the Meeting. You may vote electronically during the Annual Meeting.

How do I vote as a street name stockholder?

If your shares are held through a broker, bank, trustee, or other nominee, you will receive a request for voting instructions with respect to your shares of our common stock from the broker, bank, trustee, or other nominee. You should respond to the request for voting instructions in the manner specified by the broker, bank, trustee, or other nominee. If you have questions about voting your shares, you should contact your broker, bank, trustee, or other nominee.

If you hold your shares through a broker, bank, trustee, or other nominee and you wish to vote electronically during the meeting, you will need to obtain a legal proxy. You must request a legal proxy through your broker, bank, trustee, or other nominee. Please note that if you request a legal proxy, any proxy with respect to your shares of our common stock previously executed by your broker, bank, trustee, or other nominee will be revoked and your vote will not be counted unless you participate in the meeting and vote electronically or legally appoint another proxy to vote on your behalf.

What if I change my mind after I return my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- voting again by the Internet or by telephone prior to 11:59 p.m. ET on January 24, 2023;
- giving written notice to our Corporate Secretary that you wish to revoke your proxy and change your vote; or
- voting electronically during the Annual Meeting after entering your 16-digit control number.

What is a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person (virtually) or represented by proxy, is necessary to constitute a quorum. The election inspector appointed for the meeting will tabulate votes cast by proxy and in person (virtually) at the meeting and determine the presence of a quorum.

Will my shares be voted if I do not vote by the Internet, vote by telephone, sign and return a proxy card, or vote electronically during the Annual Meeting?

If you are a stockholder of record and you do not vote by the Internet, vote by telephone, sign and return a proxy card, or participate in the Annual Meeting and vote electronically, your shares will not be voted and will not count in deciding the matters presented for stockholder consideration in this Proxy Statement.

If your shares are held in street name through a bank or broker and you do not provide voting instructions before the Annual Meeting, your bank or broker may vote your shares on your behalf under certain circumstances. Brokerage firms have the authority under certain rules to vote shares for which their customers do not provide voting instructions on "routine" matters.

The ratification of the appointment of our independent registered public accounting firm is considered a "routine" matter under these rules. Therefore, brokerage firms are allowed to vote their customers' shares on this matter if the customers do not provide voting instructions. If your brokerage firm votes your shares on this matter because you do not provide voting instructions, your shares will be counted for purposes of establishing a quorum to conduct business at the meeting and in determining the number of shares voted for or against each routine matter.

When a matter is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that matter, the brokerage firm cannot vote the shares on that matter. This is called a "broker non-vote." Only the ratification of the appointment of our independent registered public accounting firm is considered a "routine" matter. The other matters are not considered routine matters.

We encourage you to provide instructions to your brokerage firm by voting your proxy. This action ensures your shares will be voted at the meeting in accordance with your wishes.

What vote is required for each proposal and how are abstentions and broker non-votes counted?

The shares of a stockholder whose proxy on any or all proposals is marked as "abstain" will be included in the number of shares present at the Annual Meeting for the purpose of establishing the presence of a quorum. As described above, broker non-votes will be counted for purposes of establishing a quorum.

The following table summarizes the voting requirement for each of the proposals under our By-Laws and the effect of abstentions and broker non-votes on each proposal:

Proposal Number	Item	Votes Required for Approval	Abstentions	Broker Non-Votes	Board Voting Recommendation
1	Election of directors	Affirmative vote of a majority of votes cast[1]	Not counted	Not voted	FOR EACH
2	Ratification of the appointment of independent registered public accountants	Majority of votes cast affirmatively or negatively	Not counted	Discretionary vote	FOR
3	Advisory vote on named executive officer compensation	Majority of votes cast affirmatively or negatively	Not counted	Not voted	FOR

[1] According to our By-Laws, the "affirmative vote of a majority of votes cast" means that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director.

Proxies that are properly executed and delivered, and not revoked, will be voted as specified on the proxy card. If you properly execute and deliver a proxy card or vote your shares via the Internet, but do not provide voting instructions, your shares will be voted as listed in the "Board Voting Recommendation" column in the table above.

How are proxies solicited and what is the cost?

We will bear all expenses incurred in connection with the solicitation of proxies. We have also engaged Morrow Sodali LLC to assist us in connection with the solicitation of proxies for this Annual Meeting for a fee of approximately $10,000 plus reasonable expenses. Our directors, officers, and associates may solicit proxies by mail, telephone, and personal contact. They will not receive any additional compensation for these activities. We will reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of common stock.

> **Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 25, 2023. The Proxy Statement and Annual Report on Form 10-K are available at www.proxyvote.com**

Other Matters

We know of no other business to be transacted, but if any other matters do come before the meeting, the persons named as proxies in the accompanying proxy, or their substitutes, will vote or act with respect to them in accordance with their best judgment.

Next Annual Meeting – Stockholder Proposals and Director Nominations

Proposals to Be Included in Next Year's Proxy Statement

If you wish to have a proposal considered for inclusion in our proxy solicitation materials in connection with the fiscal 2023 Annual Meeting (expected to be held in January 2024) pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8"), the proposal must comply with the SEC's proxy rules, be stated in writing, and be submitted on or before August 17, 2023 (120 days prior to the first anniversary of the mailing of this Proxy Statement). All such proposals should be sent by certified mail, return receipt requested.

Other Stockholder Proposals and Nominations

Article I, Section 1 of our By-Laws establishes an advance notice procedure for stockholder proposals to be brought before any annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, nominations of persons for election to the Board and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders by any stockholder of record who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting, and who has complied with our notice procedures.

Assuming that our fiscal 2023 Annual Meeting is held within 30 days before or after the anniversary of this Annual Meeting, a stockholder's notice of intention to introduce a nomination or to propose an item of business at our fiscal 2023 Annual Meeting must be delivered to our Corporate Secretary at our principal executive offices not less than 90 or more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders, or between September 27, 2023 and October 27, 2023.

Proxy Access Director Nominations

Article I, Section 9 of our By-Laws establishes procedures for nominations by eligible stockholders of candidates for election as directors at an annual meeting and to have those nominees included in our proxy materials. Assuming that our fiscal 2023 Annual Meeting is held within 30 days before or after the anniversary of this Annual Meeting, a stockholder's notice of a proxy access nomination must be delivered to our Corporate Secretary at our principal executive offices not less than 120 days or more than 150 days prior to the anniversary of the date on which we first mailed the proxy materials for this Annual Meeting, or between July 18, 2023 and August 17, 2023. All nominating stockholders and stockholder nominees must comply with the provisions of our By-Laws.

To comply with universal proxy rules, stockholders who intend to solicit support of director nominees other than those nominated by the Company must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act by no later than November 26, 2023.

Householding

We have adopted a procedure approved by the SEC called "householding" under which multiple stockholders who share the same last name and address and do not participate in electronic delivery will receive only one copy of the proxy materials, including our Annual Report on Form 10-K, or one Notice of Internet Availability of Proxy Materials unless we receive contrary instructions from one or more of the stockholders. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials, including our Annual Report on Form 10-K, or the Notice of Internet Availability of Proxy Materials at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, NE, Suite 2300, Atlanta, Georgia 30309, (404) 853-1400, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials, including our Annual Report on Form 10-K, or the Notice of Internet Availability of Proxy Materials by notifying us in writing or by telephone at the same address or telephone number.

General Information

All notices for stockholder proposals and nominations made pursuant to our By-Laws must comply with the applicable provisions of our By-Laws. The preceding are summaries of the applicable provisions of our By-Laws and are qualified in its entirety by reference to those By-Laws, which are available on our website at *www.acuitybrands.com* under *For Investors* then *Governance—Committee Charters & Governance Documents*.

Notices must be in writing and sent to us at our principal executive offices at 1170 Peachtree Street, NE, Suite 2300, Atlanta, Georgia 30309, Attention: Corporate Secretary.

Appendix A

Reconciliation to U.S. Generally Accepted Accounting Principles ("GAAP") Measures and Methodology for Calculating Non-U.S. GAAP Financial Measures

We use various non-GAAP financial measures to evaluate the performance of our management team, including the NEOs. For the assessment of the performance of management, the Board believes certain non-GAAP measures better reflect the operational performance of the business. The following are reconciliations of GAAP measures to non-GAAP measures. Additionally, we have provided definitions and calculations for certain financial measures that do not have an equivalent GAAP financial measure.

Reconciliation of U.S. GAAP Financial Measures to Non-U.S. GAAP Financial Measures

Fiscal years ($ millions)	2022	2021	2020
Net Sales	$4,006.1	$3,461.0	$3,326.3
Operating profit (GAAP)	$ 509.7	$ 427.6	$ 353.9
Add-back: Acquisition-related items[1]	—	—	2.5
Add-back: Special charges[2]	—	3.3	20.0
Adjusted operating profit (non-GAAP)[3]	$ 509.7	$ 430.9	$ 376.4
Operating profit margin (GAAP)	12.7%	12.4%	10.6%
Adjusted operating profit margin (non-GAAP)	12.7%	12.5%	11.3%

[1] Acquisition-related items include profit in inventory and professional fees.

[2] Special charges in fiscal 2021 were primarily related to charges for relocation costs and adjustments related to severance costs associated with the previously announced transfer of activities from planned facility closures. Special charges in fiscal 2020 were primarily related to severance costs and right of use asset impairments related to planned facility closures.

[3] Adjusted operating profit used for calculation of performance measures differs from the same measures used in our reported results, as our performance measures do not add back amortization of acquired intangible assets, share-based payment expense, and certain acquisition-related items.

Fiscal years ($ millions)	2022	2021	2020
Net cash provided by operating activities	$ 316.3	$ 408.7	$ 504.8
Less: Purchase of property, plant, and equipment	(56.5)	(43.8)	(54.9)
Plus: Capital expenditures for building renovations[1]	—	—	5.6
Free cash flow	$ 259.8	$ 364.9	$ 455.5

[1] Certain building expenditures were excluded from free cash flow used for calculation of performance measures. Accordingly, free cash flow in fiscal 2020 differs from our reported results.

Adjusted Return on Invested Capital (adjusted ROIC) equals Adjusted Net Operating Profit After Taxes (NOPAT) divided by Average Capital. Average Capital equals Total Debt plus Total Stockholders' Equity less excess cash (>$100 million) (average of five quarters).

Weighted Average Cost of Capital (WACC) is calculated utilizing the methodology of the Capital Asset Pricing Model (average of five quarters).

Fiscal Years ($ millions)		2022	2021	2020
Income before income taxes (GAAP)		$ 493.9	$ 396.2	$ 324.7
Add back: Interest, net		24.9	23.2	23.3
Add-back: Acquisition-related items[1]		—	2.2	2.5
Add-back: Special charges[2]		—	3.3	20.0
Less: Impairments of investments		—	6.0	—
Adjusted net operating profit before taxes		518.8	430.9	370.5
Less: Taxes		(115.5)	(97.9)	(87.2)
Adjusted net operating profit after taxes	(a)	$ 403.3	$ 333.0	$ 283.3
Average stockholders' equity[3]		$ 2,010.4	$ 2,016.1	$ 2,034.9
Plus: Debt		522.7	478.3	384.8
Less: Excess cash[4]		(302.5)	(430.2)	(337.9)
Average capital	(b)	$ 2,230.6	$ 2,064.2	$ 2,081.8
Adjusted ROIC	(a)/(b)	18.1%	16.1%	13.6%
WACC	(c)	9.6%	9.4%	10.4%
Performance metric	(a)/(b)-(c)	8.5%	6.7%	3.2%

[1] Acquisition-related items include profit in inventory and professional fees.
[2] Special charges in fiscal 2021 consisted primarily of charges for relocation costs and adjustments related to severance costs associated with the previously announced transfer of activities from planned facility closures. Special charges in fiscal 2020 were primarily related to severance costs and right of use asset impairments related to planned facility closures.
[3] For each respective fiscal year end, the amounts represent the rolling five-quarter average of our reported Stockholders' Equity (GAAP).
[4] Represents cash balances in excess of $100 million.



1170 Peachtree Street, NE
Suite 2300
Atlanta, Georgia 30309